

2025 PROXY STATEMENT AND NOTICE OF ANNUAL MEETING



**MONDAY, JUNE 9, 2025
10:00 A.M. EASTERN TIME**



VIRTUALSHAREHOLDERMEETING.COM/VMEO2025



DEAR FELLOW STOCKHOLDERS,

It's an incredibly dynamic time for video and the transformative potential of artificial intelligence. Vimeo is at the forefront of this evolution. As creators, video professionals, and enterprise businesses across the globe increasingly rely on video for communication, collaboration, and commerce, our robust and trusted platform stands as a leading solution and we continue to be focused on becoming the largest and most trusted private video platform in the world. We strive to empower our customers to effortlessly create, manage, and distribute high-fidelity content. Our commitment to simplifying complex video workflows remains our core strength. As we navigate 2025, we are accelerating our innovation to make video even more accessible and impactful for businesses of all sizes.

We concluded 2024 with strong momentum, driven by the continued growth of Vimeo Enterprise and disciplined operational execution. Our enterprise business demonstrated strong bookings growth in 2024, reflecting the strategic value we deliver to our largest customers. We have maintained our focus on profitability and cash flow generation, ensuring we are well-positioned to navigate market fluctuations and invest in long-term growth. We are dedicated to driving sustained growth across both Self-Serve and Vimeo Enterprise (including our new streaming product and AI translation features launched in April) while delivering consistent profitability and cash flow.

To that end, we are pleased to invite you to Vimeo's Annual Meeting of Stockholders on Monday, June 9, 2025, at 10:00 a.m. Eastern Time, held virtually via www.virtualshareholdermeeting.com/VMEO2025. At this year's Annual Meeting, you will be asked to vote on the election of directors and the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for 2025. We will also hold a non-binding advisory vote on the compensation of our named executive officers ("NEOs"), as disclosed in this proxy statement. Finally, we will transact such other business as may properly come before the meeting, and stockholders will have an opportunity to ask questions. Our Board of Directors believes that the proposals being submitted for stockholder approval are in the best interests of Vimeo and its stockholders and recommends a vote consistent with the Board's recommendation for each proposal.

Your vote matters! It is important that your shares be represented and voted at the Annual Meeting regardless of the size of your holdings. Whether or not you plan to participate in the Annual Meeting, please take the time to vote online, by telephone, or, if you received a printed proxy card, by returning a marked, signed and dated proxy card. If you participate in the Annual Meeting, you may also vote your shares online at that time if you wish, even if you have previously submitted your vote.

As we continue our journey as a public company, we are confident in our leadership, our talented team, and the strategic guidance of our Board. We have established an innovative, market-leading platform that serves a vast and engaged user base, and we are committed to delivering exceptional value to our stockholders. We deeply appreciate the ongoing support and partnership that you, our stockholders, provide as we explore the exciting possibilities that artificial intelligence brings to the future of video.

Sincerely,

Philip Moyer
Chief Executive Officer & Director

April 29, 2025

330 WEST 34TH STREET 5TH FLOOR
NEW YORK, NEW YORK 10001
212-524-8791
www.vimeo.com



PHILIP MOYER
CHIEF EXECUTIVE OFFICER & DIRECTOR



NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholders:

Vimeo, Inc. ("Vimeo" or the "Company") is first making this proxy statement and accompanying forms available to holders of our common stock and Class B common stock on or about April 29, 2025 in connection with the solicitation of proxies by Vimeo's Board of Directors (the "Board") for use at the 2025 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, June 9, 2025 at 10:00 a.m. Eastern Time. This year's Annual Meeting will be a virtual meeting, conducted solely online. Stockholders will be able to attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/VMEO2025. At the Annual Meeting, stockholders will be asked:

Meeting Agenda and Board Recommendations

Item 1

to elect the nine Board nominees named in the accompanying proxy statement, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from Vimeo's Board);

 **FOR** each nominee

Item 2

to ratify the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2025 fiscal year;

 **FOR**

Item 3

to hold a non-binding advisory vote on the compensation of our named executive officers (the "say-on-pay" vote); and

 **FOR**

Item 4

to transact such other business as may properly come before the meeting and any related adjournments or postponements.

Meeting Logistics

When:
Monday, June 9, 2025
at 10:00 a.m. Eastern Time

How Can I Attend:
Only stockholders and persons holding proxies from stockholders may attend the Annual Meeting. To participate in the Annual Meeting online at www.virtualshareholdermeeting.com/VMEO2025, you will need the sixteen-digit control number included on your Notice of Internet Availability of Proxy Materials, your proxy card or the instructions that accompanied your proxy materials.

Who Can Vote:
Vimeo's Board has set April 21, 2025 as the record date for the Annual Meeting. This means that holders of record of Vimeo's common stock and holders of record of our Class B common stock (collectively, "Vimeo capital stock") at the close of business on that date are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting and any related adjournments or postponements.

As permitted by applicable U.S. Securities and Exchange Commission rules, on or about April 29, 2025, Vimeo mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Annual Meeting proxy statement and 2024 Annual Report on Form 10-K online, as well as instructions on how to obtain printed copies of these materials by mail.

By Order of the Board of Directors,

Jessica Tracy
General Counsel & Secretary

April 29, 2025

Vimeo, Inc.
330 West 34th Street
5th Floor
New York, New York 10001

TABLE OF CONTENTS

PROXY SUMMARY

The information provided in this Proxy Summary is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Our Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via live audio webcast. We believe that this format will allow us to preserve stockholder access while saving time and money for both us and our stockholders. By following the instructions in this proxy statement, stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting.



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

| Monday
June 9, 2025 | **10:00 a.m.**
Eastern Time |

There are four ways to vote:

 **BY INTERNET**
by Internet at www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 8, 2025 (have your Notice or proxy card in hand when you visit the website);

 **BY PHONE**
by toll-free telephone until 11:59 p.m. Eastern Time on June 8, 2025 at 1-800-690-6903 (have your Notice or proxy card in hand when you call);

 **BY MAIL**
by completing and mailing your proxy card so it is received prior to the Annual Meeting (if you received printed proxy materials); and

 **AT THE VIRTUAL MEETING**
by attending and voting at the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/VMEO2025, where stockholders may vote and submit questions during the Annual Meeting (have your proxy card in hand when you visit the website).



PROPOSALS ROADMAP

Our Board of Directors (the "Board") recommends that all stockholders vote as follows:

Proposal
1

The election of the nine director nominees named in this proxy statement
(see page 10)



THE BOARD RECOMMENDS THAT OUR STOCKHOLDERS **VOTE FOR EACH NOMINEE**

Proposal
2

The ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for our fiscal year ending December 31, 2025
(see page 27)

FOR

THE BOARD RECOMMENDS THAT OUR STOCKHOLDERS **VOTE FOR PROPOSAL 2**

Proposal
3

Non-binding advisory vote to approve the compensation of our named executive officers ("say-on-pay")
(see page 30)

FOR

THE BOARD RECOMMENDS THAT OUR STOCKHOLDERS **VOTE FOR PROPOSAL 3**



QUESTIONS AND ANSWERS REGARDING THIS SOLICITATION AND VOTING AT THE ANNUAL MEETING

Q **Why did I receive a Notice of Internet Availability of Proxy Materials?**

A In accordance with rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to deliver this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC on February 19, 2025 ("2024 Annual Report") to our stockholders online in lieu of mailing printed copies of these materials to each of its stockholders (the "Notice Process"). If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive printed copies of our proxy materials unless you request them. Instead, the Notice provides instructions on how to access this proxy statement and our 2024 Annual Report online, as well as how to obtain printed copies of these materials by mail. We believe that the Notice Process allows us to provide our stockholders with the information they need in a more timely manner than if we had elected to mail printed materials, while reducing the environmental impact of (and lowering the costs associated with) the printing and distribution of our proxy materials.

The Notice, the proxy materials and the 2024 Annual Report are being mailed on or about April 29, 2025 to stockholders of record at the close of business on April 21, 2025 and this proxy statement and our 2024 Annual Report will be available at www.proxyvote.com beginning on April 29, 2025. If you received a Notice by mail but would rather receive printed copies of our proxy materials, please follow the instructions included in the Notice. You will not receive a Notice if you have previously elected to receive printed copies of our proxy materials.

Q **Can I vote my shares by filling out and returning the Notice?**

A No. However, the Notice provides instructions on how to vote your shares: (i) before the date of the Annual Meeting by way of completing and submitting your proxy online, by phone or by requesting and returning a written proxy card by mail, or (ii) by voting at the Annual Meeting online at www.virtualshareholdermeeting.com/ VMEO2025.

Q **How do I participate in the Annual Meeting?**

A To participate in the Annual Meeting, go to www.virtualshareholdermeeting.com/VMEO2025 on Monday, June 9, 2025 by 10:00 a.m. Eastern Time and enter the sixteen-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

We will hold our question and answer session with management immediately following the conclusion of the business to be conducted at the Annual Meeting, during which we intend to answer questions submitted online during the meeting that are pertinent to Annual Meeting matters. Only stockholders that have accessed the Annual Meeting as a stockholder by following the procedures outlined above will be permitted to submit questions during the Annual Meeting, and such stockholders may submit a question at any time during the meeting by visiting www.virtualshareholdermeeting.com/VMEO2025. Each stockholder is limited to no more than two questions. Questions should be succinct and only cover a single topic, and must follow the "Rules of Conduct" that will be available on the Annual Meeting webpage for stockholders that have accessed the Annual Meeting as a stockholder by following the procedures outlined above.

Q **Why are we holding the Annual Meeting virtually?**

A Similar to prior years, this year we will host the Annual Meeting exclusively online. We continue to believe that this format allows us to preserve stockholder access while saving time and money for both Vimeo and its stockholders.



Q **What if I have technical difficulties or trouble accessing the virtual meeting website during the Annual Meeting?**

A If you experience technical difficulties accessing the virtual meeting, please contact the technical support telephone number posted on the virtual meeting login page.

Q **Who is entitled to vote at the Annual Meeting?**

A Holders of Vimeo capital stock at the close of business on April 21, 2025, the record date for the Annual Meeting established by Vimeo's Board, are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting and any related adjournments or postponements.

At the close of business on April 21, 2025, there were 165,033,022 shares of Vimeo common stock and 9,399,250 shares of Class B common stock outstanding and entitled to vote. Holders of Vimeo common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.

Q **What is the difference between a stockholder of record and a stockholder who holds Vimeo shares in street name?**

A If your Vimeo shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record. If your Vimeo shares are held in the name of your broker, bank or other holder of record, then you are the beneficial owner of shares held in street name and our proxy materials are being forwarded to you by that organization. You may examine a list of the stockholders of record as of the close of business on April 21, 2025, the record date for the Annual Meeting, for any purpose germane to the Annual Meeting during normal business hours during the 10-day period ending on the day before the meeting at Vimeo's corporate headquarters, located at 330 West 34th Street, 5th Floor, New York, New York 10001.

Q **What shares are included on the enclosed proxy card?**

A If you are a stockholder of record only, you will receive one proxy card from Broadridge for all Vimeo shares that you hold. If you hold Vimeo shares in street name through one or more banks, brokers and/or other holders of record, you will receive proxy materials, together with voting instructions and information regarding the consolidation of your votes, from the third party or parties through which you hold your Vimeo shares. If you are a stockholder of record and hold additional Vimeo shares in street name, you will receive proxy materials from Broadridge and the third party or parties through which you hold your Vimeo shares.

Q **What are the quorum requirements for the Annual Meeting?**

A The presence at the Annual Meeting, in person or by proxy, of holders of shares representing a majority of the voting power of the Company entitled to vote at the Annual Meeting constitutes a quorum. When the holders of Vimeo common stock vote as a separate class on a given matter, the presence at the Annual Meeting of holders of a majority of the total votes entitled to be cast by holders of Vimeo common stock is required for a quorum to be met with respect to such matter. Stockholders who participate in the Annual Meeting online at www.virtualshareholdermeeting.com/VMEO2025 will be deemed to be in person attendees for purposes of determining whether a quorum has been met. Shares of Vimeo capital stock represented by proxy will be treated as present at the Annual Meeting for purposes of determining whether there is a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

 **What matters will Vimeo stockholders vote on at the Annual Meeting?**

A Vimeo stockholders will vote on the following proposals:

- *Proposal 1*—to elect the nine director nominees named in this proxy statement, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from our Board);
- *Proposal 2*—to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2025 fiscal year;
- *Proposal 3*—to hold a non-binding advisory vote on the compensation of our named executive officers; and
- to transact such other business as may properly come before the Annual Meeting and any related adjournments or postponements.

 **What are my voting choices when voting for each proposal?**

A Provided that there is a quorum, the voting requirements for each proposal are as follows:

PROPOSAL	VOTING OPTIONS	VOTES REQUIRED TO ADOPT PROPOSAL	EFFECT OF ABSTENTIONS AND WITHHOLD VOTES	BROKER DISCRETIONARY VOTING ALLOWED?****
Election of directors	For or withhold on each nominee, or vote in favor of and withhold votes as to specific director nominees	The election of each of Adam Gross, Lydia Jett, Mo Koyfman, Glenn H. Schiffman, Alexander von Furstenberg and Philip Moyer requires the affirmative vote of a plurality* of the votes cast by the holders of shares of Vimeo capital stock voting together as a single class** The election of each of Adam Cahan, Jay Herratti, and Kirsten Kliphouse requires the affirmative vote of a plurality* of the votes cast by the holders of shares of Vimeo common stock voting as a separate class	No effect	No
Ratification of appointment of independent registered public accounting firm	For, against, or abstain	Majority of the voting power present at the Annual Meeting, voting together as a single class**	Abstentions are treated as shares present and entitled to vote and, as a result, have the same effect as a vote against	Yes
Advisory approval*** of the compensation of our named executive officers	For, against, or abstain	Majority of the voting power present at the Annual Meeting, voting together as a single class**	Abstentions are treated as shares present and entitled to vote and, as a result, have the same effect as a vote against	No

*   "Plurality" means the director nominees receiving the largest number of votes cast "FOR" will be elected.

**   Each share of common stock and Class B common stock represents the right to one and ten vote(s), respectively.

***   As an advisory vote, the votes cast in connection with this proposal are not binding on the Company, but our Board will consider carefully the results of the vote.

****   Shares represented by broker non-votes will have no effect on the outcome of the election of directors or the "say on pay" advisory proposal. We do not expect to have any broker non-votes on the auditor ratification proposal, as this is a routine item.



Q **Who will conduct the proxy solicitation?**

A We are soliciting proxies from stockholders on behalf of our Board and will pay for all costs incurred by Vimeo in connection with the solicitation. In addition to solicitation by mail, the directors, officers and employees of Vimeo and its subsidiaries may solicit proxies from stockholders of the Company in person or by telephone, facsimile or email without additional compensation other than reimbursement for their actual expenses. We will make arrangements with the brokers, banks and other nominees for the forwarding of solicitation material to the direct and indirect holders of capital stock.

Q **Could other matters be decided at the Annual Meeting?**

A As of the date of this proxy statement, we are not aware of any matters to be raised at the Annual Meeting other than those referred to in this proxy statement.

If any other matters are properly presented at the Annual Meeting for consideration, the two Vimeo officers who have been designated as proxies for the Annual Meeting (Gillian Munson and Jessica Tracy) will have the discretion to vote on those matters for stockholders who have submitted their proxy.

Q **What do I need to do to vote at the Annual Meeting?**

A The Vimeo Board is soliciting proxies for use at the Annual Meeting. Stockholders may submit proxies to instruct the designated proxies to vote their shares before the date of the Annual Meeting in any of three ways:

- *Submitting a proxy online:* Submit your proxy online at www.proxyvote.com. Online proxy voting is available 24 hours a day and will close at 11:59 p.m. Eastern Time, on Sunday, June 8, 2025;

- *Submitting a proxy by telephone:* Submit your proxy by telephone by using the toll-free telephone number provided on your proxy card (1-800-690-6903). Telephone proxy voting is available 24 hours a day and will close at 11:59 p.m. Eastern Time, on Sunday, June 8, 2025; or

- *Submitting a proxy by mail:* If you choose to submit your proxy by mail, simply mark, date and sign your proxy, and return it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

You may also participate in the Annual Meeting online at www.virtualshareholdermeeting.com/VMEO2025 and vote your shares online during the Annual Meeting, even if you have previously submitted your vote. To do so, you will need the sixteen-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

For Vimeo shares held in street name, holders may submit a proxy online or by telephone before the date of the Annual Meeting if their broker, bank and/or other holder of record makes these methods available. If you submit a proxy online or by telephone, **DO NOT** request and return a printed proxy card from Vimeo or from your broker, bank and/or other holder of record. If you hold your shares through a broker, bank and/or other holder of record, follow the voting instructions you receive from your broker, bank and/or other holder of record.

Q **If I hold my Vimeo shares in street name, will my broker, bank or other holder of record vote these shares for me?**

A If your shares of Vimeo capital stock are held in street name, you must provide your broker, bank and/or other holder of record with instructions in order to vote these shares. If you do not provide voting instructions, whether your shares can be voted by your broker, bank and/or other holder of record depends on the type of item being considered for a vote.

Non-Routine Items. The election of directors and the "say-on-pay" advisory proposal are non-routine items and may **NOT** be voted on by your broker, bank and/or other holder of record absent specific voting instructions from you. If you do not provide your bank, broker and/or other holder of record with voting instructions, your shares of Vimeo capital stock will be represented by "broker non-votes" for this proposal.

Routine Items. The ratification of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2025 fiscal year is a routine item. Generally, brokers, banks and other holders of record that do not receive voting instructions from you may vote on this proposal in their discretion.

Q **Can I change my vote or revoke my proxy?**

A Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before the polls close at the Annual Meeting by:

- submitting a later-dated proxy relating to the same shares online, by telephone or by mail before the date of the Annual Meeting, provided that any such proxy submitted by mail must be received at 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary no later than 5:00 p.m. Eastern Time on June 8, 2025;
- delivering a written notice, bearing a date later than your proxy, stating that you revoke the proxy, provided that such written notice must be received at 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary no later than 5:00 p.m. Eastern Time on June 8, 2025; or
- participating in the Annual Meeting and voting online during the Annual Meeting at www.virtualshareholdermeeting.com/VMEO2025 (although virtual attendance at the Annual Meeting will not, by itself, change your vote or revoke a proxy).

To change your vote or revoke your proxy before the date of the Annual Meeting, follow the instructions provided on your Notice, proxy card or proxy materials to do so online or by telephone, or send a written notice or a new proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

If you hold your Vimeo shares through a broker, bank and/or other holder of record, follow the instructions that you receive from your broker, bank and/or other holder of record if you wish to change your vote or revoke your proxy.

Q **What if I do not specify a choice for a matter when returning a proxy?**

A If you sign and return a proxy card but do not give specific instructions on how your shares should be voted, the shares represented by your proxy card will be voted FOR the election of all director nominees, FOR the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2025 fiscal year, and FOR the say-on-pay proposal, and in the discretion of the persons designated as proxies as to any other matter that may properly come before the Annual Meeting.

Q **What should I do if I have questions about the Annual Meeting?**

A If you have any questions about the Annual Meeting, the various proposals to be voted on at the Annual Meeting and/or how to participate in the Annual Meeting online at www.virtualshareholdermeeting.com/VMEO2025 and vote at that time, or if you would like copies of any of the documents referred to in this proxy statement, contact Vimeo Investor Relations at +1 212-524-8791 or ir@vimeo.com.



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "may, "could," "should," "would," "anticipates," "estimates," "expects," "plans," "projects," "forecasts," "intends," "targets," "seeks" and "believes," as well as variations of these words, among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to Vimeo's future results of operations and financial condition, business strategy, and plans and objectives of management for future operations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. Actual results could differ materially from those contained in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- we have a history of losses,

- our prior rapid growth may not be indicative of future performance,

- our total addressable market may prove to be smaller than we expect,

- our ability to read data and make forecasts may be limited,

- we may not have the right product/market fit and may not be able to attract free users or paid subscribers,

- we may not be able to convert our free users into subscribers,

- competition in our market is intense,

- we may not be able to scale our business effectively,

- we may need additional funding as we continue to grow our business,

- our use or the capabilities of artificial intelligence ("AI") in our offerings may result in reputational harm, cost and liability,

- we may experience service interruptions,

- hosting and delivery costs may increase unexpectedly,

- our business may be vulnerable to changes in political and economic conditions globally, including the effects of tariffs and other trade measures,

- our business involves hosting large quantities of user-generated content,

- we have been sued for hosting content that allegedly infringed on a third-party copyright,

- we may face liability for hosting a variety of tortious or unlawful materials, and we have faced and may continue to face negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law,

- we collect, store and process large amounts of content and personal information, which may be subject to new and evolving regulations, and any loss of or unauthorized access to such data could materially impact our business,

- if our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, data security and data protection, consumer protection, and user-generated content, or enforcement by government regulators, including fines, orders or consent decrees in the United States ("U.S.") or other jurisdictions in which we operate, our operating results will suffer,

- our success will depend upon our continued ability to attract, motivate and retain highly skilled individuals worldwide and manage executive transitions,

- we have been the target of cyberattacks by malicious actors and may be in the future,

- we have faced claims that we infringe third-party intellectual property rights, and

- the risks described in the section titled "Risk Factors" and elsewhere in our 2024 Annual Report.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors



on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should read this proxy statement and the documents that we reference in this proxy statement with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these cautionary statements.



Proposal 1
Election of Directors



Proposal

1

The election of all director nominees



THE BOARD RECOMMENDS
THAT OUR STOCKHOLDERS
VOTE FOR EACH NOMINEE

PROPOSAL AND VOTE REQUIRED

Our Board currently consists of eight directors. At the recommendation of the Nominating and Corporate Governance Committee, our Board has determined to expand the size of the Board to nine members, in conjunction with the nomination of an additional nominee for election at this year's Annual Meeting.

At the upcoming Annual Meeting, a board of nine directors will be elected, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from our Board). Information concerning director nominees, all of whom are incumbent directors of Vimeo with the exception of Mr. Cahan and Mses. Jett and Kliphouse and all of whom have been recommended by the Board or a committee thereof for re-election, appears below.

Although management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute designated by the Board.

The election of each of Adam Gross, Lydia Jett, Mo Koyfman, Glenn H. Schiffman, Alexander von Furstenberg and Philip Moyer as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo capital stock voting together as a single class, with each share of common stock and Class B common stock representing the right to one and ten vote(s), respectively.

The Board has designated Adam Cahan, Jay Herratti, and Kirsten Kliphouse as nominees for those positions on the Board to be elected by the holders of Vimeo common stock voting as a separate class. The election of each of them as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo common stock voting as a separate class.

INFORMATION CONCERNING DIRECTOR NOMINEES

Background information about each director nominee is set forth below, including information regarding the specific experiences, characteristics, attributes and skills considered in connection with the nomination of each director nominee, all of which the Nominating and Corporate Governance Committee and the Board believe provide the Company with the perspective and judgment needed to guide, monitor and execute its strategies. Alesia J. Haas and Ida Kane will not stand for re-election. Accordingly, their terms as members of the Board will expire at the Annual Meeting. Mr. Cahan and Ms. Jett have been nominated to fill the respective vacancies that will be created by Ms. Haas' and Ms. Kane's end of service, and Ms. Kliphouse has been nominated in connection with the expansion of our Board to nine members. The Board thanks Mses. Haas and Kane for their valued service and extensive contributions to the Company since its spin-off in 2021.

Adam Cahan | New Director Nominee

Age 53

Biography

Adam Cahan is a senior technology executive with over 25 years in the media technology and telecommunications industries. He most recently served as the Chief Executive Officer for PAX, a technology-based consumer packed goods company in the health and wellbeing industry. He also served as a director on the supervisory board for ProSiebenSat.1 Media, one of Europe's largest media companies. Previously, Mr. Cahan served as a Senior Vice President, Mobile, Video & Emerging Products at Yahoo, a media and technology company. Mr. Cahan joined Yahoo with the acquisition of IntoNow, a consumer technology company, where he was the Founder and Chief Executive Officer. Prior to creating IntoNow, he was the Chief Executive Officer of Auditude, a video SaaS business, which was later acquired by Adobe. Previously, Mr. Cahan served as Executive Vice President, Strategy and Business Operations at MTV Networks, a television programming services company, and held leadership roles at Google, McKinsey & Company and NBC Universal. Mr. Cahan started his career as an associate producer and wildlife filmmaker for National Geographic Television, based in Zaire, Africa. He holds an undergraduate degree from Brown University and an MBA from Columbia Business School.

Core Competencies and Qualifications

   

FINANCE   ARTIFICIAL INTELLIGENCE   CORPORATE GOVERNANCE   COMPENSATION

- Mr. Cahan's expertise in product-led growth, extensive background in technology, media and telecommunications, and his leadership expertise, including as a chief executive officer, qualify him to serve on our Board.

Adam Gross

| Director since May 2021

Age 53

Committees
Compensation and Human Capital Management

Biography

Adam Gross has served as a member of our Board since May 2021, and served as our Interim Chief Executive Officer from September 1, 2023 through April 8, 2024. Mr. Gross has served as an advisor to (and has invested in) a variety of technology companies, including software companies such as Cypress.io (a provider of front-end testing tools built for use by developers and quality assurance engineers when testing modern applications), Pantheon (a hosting and WebOps platform through which teams can build, host and manage their websites) and Mattermost (a leading open source collaboration platform), since January 2011. From November 2013 to March 2018, Mr. Gross served in various capacities at Salesforce.com, a cloud-based software company, including most recently as Chief Executive Officer of Heroku, a Salesforce.com subsidiary that provides a platform as a service (PaaS) that enables developers to build, run and operate applications entirely in the cloud, and prior to that time, served in various executive marketing and product leadership roles at Salesforce.com. Prior to his time at Salesforce.com, Mr. Gross served as the Chief Executive Officer of Cloudconnect.com, a cloud platform that he co-founded, from January 2012 to November 2013. Prior to his time at Cloudconnect.com, Mr. Gross served in various executive marketing and product leadership roles at Dropbox, a file hosting service, as well as founded certain start-up companies in the technology sector. In addition to his for-profit affiliations, Mr. Gross previously served as chairman of the board of directors of Democracy Works, Inc., a non-partisan organization dedicated to providing the tools, information and support needed to help Americans vote no matter what, until September 2022, and currently serves as a board member of both Reboot, a non-profit arts and culture organization and BuildKite, Inc., a continuous integration and continuous development platform.

Core Competencies and Qualifications











| FINANCE | INFORMATION SECURITY AND DATA PRIVACY | CYBERSECURITY | ARTIFICIAL INTELLIGENCE | CORPORATE GOVERNANCE |

- Mr. Gross' extensive experience in the technology sector, as well as his leadership and product expertise, qualify him to serve on our Board.

Lydia Jett

New Director Nominee

Age 44

Biography

Lydia Jett was a Founding Partner and Managing Partner, Head of Consumer Internet and eCommerce sectors of Softbank Investment Advisors. Over two decades, Ms. Jett has invested in and served on the boards of market leading technology businesses, working with several of the most significant consumer platforms across the globe. Ms. Jett led investments into and represented Softbank on the board of directors of the firm's global eCommerce investments including: Coupang (NYSE: CPNG), Fanatics, Flipkart, GoTo (IDX: GoTo). Additionally, Ms. Jett has led investments and served on the Board of Directors of Andela, Embark, Klook, LTK and Weee! Prior to launching SBIA, Ms. Jett was a senior member of the investment team at Softbank Group, where she led investments into Guardant Health (Nasdaq: GH), 10X Genomics (Nasdaq: TXG) and Fetch Robotics. Ms. Jett served as member of the boards of directors of Coupang (NYSE: CPNG), Fanatics and Ozon (Nasdaq: Ozon). Ms. Jett is a visiting lecturer at Stanford, teaching Entrepreneurial Finance and is a member of YPO LA. She is a graduate of the Stanford Graduate School of Business, Smith College and the London School of Economics and Political Science.

Core Competencies and Qualifications

				
ACCOUNTING	**FINANCE**	**ARTIFICIAL INTELLIGENCE**	**CORPORATE GOVERNANCE**	**COMPENSATION**

- Ms. Jett's extensive business experience in the consumer technology industry, particularly with respect to finance and global strategy, qualify her to serve on our Board.

Jay Herratti

Director since December 2021

Age 58
Committees
Audit

Biography

Jay Herratti has served as a member of our Board since December 2021. Mr. Herratti is CEO & Executive Director of TED Conferences LLC, a not-for-profit conference and digital media organization. He joined TED in 2014, initially serving as Executive Director of TEDx, and then as CEO of TED since April 2021. Prior to TED, Mr. Herratti held leadership positions at IAC between 2004 to 2012, specifically, CEO of CityGrid Media (2007-2012), SVP Strategic Planning (2005-2007), and SVP Strategy and Business Development for HSN and Electronic Retailing (2004-2005). Prior to that he held senior level positions at Federated Department Stores, The Boston Consulting Group, and GE Capital. Since January 2023, Mr. Herratti has served as a member of the board of directors of West Monroe Partners LLC, a digital services firm. Between 2012 and 2019, Mr. Herratti served as a member of the board of directors of Nutrisystem, Inc., a publicly-traded provider of weight management products and services (2013-2019), and as a member of the board of directors of Constant Contact, Inc., a SaaS email marketing company (2012-2018).

Core Competencies and Qualifications

				
RISK MANAGEMENT/ ASSESSMENT	**INFORMATION SECURITY AND DATA PRIVACY**	**ARTIFICIAL INTELLIGENCE**	**ENVIRONMENT/ CLIMATE CHANGE**	**CORPORATE GOVERNANCE**

- Mr. Herratti's extensive leadership expertise, including as a chief executive officer, and his experience advising public companies on corporate matters, qualify him to serve on our Board.

Kirsten Kliphouse

New Director Nominee

Age 58

Biography

Kirsten Kliphouse served as President of Google Cloud Americas, where she was responsible for leading and growing the sales, go-to-market, customer engagement, channel, and services organizations, from March 2022 until her retirement in July 2023. At Google Cloud, she also served as the Global Chair of the Aspiring Leadership Academy and Women@GoogleCloud. From July 2019 until March 2022, Ms. Kliphouse served as President of the North American division of Google Cloud. Ms. Kliphouse has also served as a member of the audit committees and boards of directors of Labcorp Holdings Inc. (NYSE: LH) since October 2022 and Dun & Bradstreet Holdings, Inc. (NYSE: DNB) since July 2023, and has served on the technology committee and board of directors of Global Payments, Inc. (NYSE: GPN) since October 2023. Prior to Google Cloud, Ms. Kliphouse was Senior Vice President at Red Hat, Inc., a subsidiary of International Business Machines Corporation, from January 2018 to June 2019; Chief Executive Officer of Yardarm Technologies, a hardware and software solutions company, from February 2017 to December 2017; and founder and Chief Executive Officer of Scaling Ventures, a technology investment and advisory firm. Prior to her position at Yardarm, Ms. Kliphouse spent more than 25 years at Microsoft, Inc., where she was part of the executive leadership team and held numerous executive positions in Enterprise Sales, Original Equipment Manufacturers (OEM), Partner and Channels, and as Corporate Vice President of Customer Support, Success and Professional Services, during which she led more than 10,000 employees globally. Ms. Kliphouse is a recipient of the Microsoft Founders Award for her superior leadership and contributions to the business. Ms. Kliphouse holds a degree in Computer Information Sciences and Business from Muhlenberg College.

Core Competencies and Qualifications

    

ACCOUNTING   FINANCE   INFORMATION SECURITY AND DATA PRIVACY   CYBERSECURITY   ARTIFICIAL INTELLIGENCE

  

ENVIRONMENT/ CLIMATE CHANGE   CORPORATE GOVERNANCE   COMPENSATION

- Ms. Kliphouse's extensive knowledge of technology, information security, and data privacy matters, as well as leadership experience at several of the largest global organizations and deep knowledge of enterprise businesses, qualify her to serve on our Board.

Mo Koyfman

Director since May 2021

Age 47

Committees

Compensation and Human Capital Management,

Nominating and Corporate Governance

Biography

Mo Koyfman has served as a member of our Board since May 2021. Mr. Koyfman is the Founder and General Partner of Shine Capital, an early-stage venture capital firm that partners with entrepreneurs to create iconic businesses. Mr. Koyfman has also served as a Managing Member of MOKO Brands, an investment company that he founded, since January 2017. Prior to that time, Mr. Koyfman served as a General Partner of Spark Capital, a global venture capital firm, from September 2008 to May 2016, and as Chief Operating Officer of Connected Ventures, a former subsidiary of IAC that primarily operated CollegeHumor.com (a comedy content website), BustedTees.com (an eCommerce business) and Vimeo, from August 2007 to March 2008. Mr. Koyfman previously held various positions on IAC's mergers and acquisitions and business development teams from February 2002 to August 2007, during which time he led IAC's acquisition of a controlling stake in Connected Ventures (which then included Vimeo) in December 2006. Prior to joining IAC, Mr. Koyfman served as an investment banker at Bear Stearns from July 2000 to February 2002. In addition to his for-profit affiliations, Mr. Koyfman has served as a founding board member of Sefaria (an organization dedicated to building the future of Jewish learning in an open and participatory way) since January 2013, and also serves on the Future Leadership Council of the Whitney Museum of American Art.

Core Competencies and Qualifications



COMPENSATION

- Mr. Koyfman's private equity experience and extensive corporate development, mergers and acquisitions and investment experience, as well as his experience working with Vimeo during his time at IAC, qualify him to serve on our Board.



Glenn H. Schiffman

| **Director since May 2021** |

Age 55

Biography

Glenn H. Schiffman has served as a member of our Board since May 2021 and as chairman of our Board since March 2023. Mr. Schiffman has served as Executive Vice President and Chief Financial Officer of Fanatics, Inc., a global digital sports platform, since August 2021. As Chief Financial Officer of Fanatics, Mr. Schiffman is responsible for a broad set of financial and corporate functions across the entire Fanatics global enterprise including corporate finance, M&A, treasury, financial planning and analysis, investor relations, accounting, information security, human resources, legal and corporate administration. Prior to his appointment at Fanatics, Mr. Schiffman served as EVP & CFO of IAC/InterActiveCorp from April 2016 to August 2021 and as Chief Financial Officer of Angi (formerly known as ANGI Homeservices Inc.) from September 2017 until August 2019 and from February 2021 until July 2021. Prior to his appointment at IAC, Mr. Schiffman served as Senior Managing Director at Guggenheim Securities, the investment banking and capital markets business of Guggenheim Partners, since March 2013. Prior to his tenure at Guggenheim Securities, Mr. Schiffman was a partner at The Raine Group, a merchant bank focused on advising and investing in the technology, media and telecommunications industries, from September 2011 to March 2013. Prior to joining The Raine Group, Mr. Schiffman served as Co-Head of the Global Media group at Lehman Brothers from 2005 to 2007 and Head of Investment Banking Asia-Pacific at Lehman Brothers (and subsequently Nomura) from April 2007 to January 2010, as well as Head of Investment Banking, Americas from January 2010 to April 2011 for Nomura. Mr. Schiffman's roles at Nomura followed Nomura's acquisition of Lehman's Asia business in 2008. Mr. Schiffman serves on the Audit Committee and Board of Directors of Match Group (NASDAQ: MTCH), as well as the Board of Directors of Angi (NASDAQ: ANGI). He is a member of the National Committee on United States-China Relations and a member of the Duke Children's National Leadership Council. In Mr. Schiffman's philanthropic efforts he focuses on endowing organizations and funding initiatives with permanent capital to make lasting change. He founded and is Chairman of the Valerie Fund Endowment, which supports children with cancer and blood disorders, created an Endowment at the Duke Medical Center to research and hopefully someday cure pediatric cancer, created an Endowment at Washington & Lee to support Women's Athletics and created an Endowment at Duke University to fund scholarships for athletes from underrepresented communities. Mr. Schiffman has a degree in economics and history from Duke University. He was named Institutional Investor's CFO of the Year for the Midcap Internet Sector in 2018 and 2021.

Core Competencies and Qualifications

    

| ACCOUNTING | FINANCE | RISK MANAGEMENT/ ASSESSMENT | INFORMATION SECURITY AND DATA PRIVACY | CYBERSECURITY |

- Mr. Schiffman's extensive knowledge of Vimeo's business and history through his experience as Chief Financial Officer of IAC (in which capacity he also had certain risk oversight duties that give him particular insight into risk management), his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, his information security oversight duties at both IAC and Fanatics, which gives him particular insight into information security risks and trends, as well as his investment banking experience, which gives him particular insight into trends in capital markets and the technology and media industries, qualify him to serve on our Board.

Alexander von Furstenberg

Director since June 2023

Age 55

Biography

Alexander von Furstenberg has served as a member of our Board since June 2023. Mr. von Furstenberg currently serves as Chief Investment Officer of Ranger Global Advisors, LLC, a family office focused on value-based investing ("Ranger"), which he founded in June 2011. Prior to founding Ranger, Mr. von Furstenberg founded Arrow Capital Management, LLC, a private investment firm focused on global public equities, where he served as Co-Managing Member and Chief Investment Officer from 2003 to 2011. Mr. von Furstenberg has served as a member of the board of directors of IAC since 2008 and of Expedia Group, Inc. since December 2015. Mr. von Furstenberg joined the board of directors of Giovanni Agnelli B.V. (an Italian holding company with majority stake in Exor) in May 2023. Mr. von Furstenberg previously served on the board of directors of Liberty Expedia Holdings, Inc. from November 2016 to July 2019, when the company was acquired by Expedia Group, Inc. He also served on the board of La Scogliera (an Italian financial holding company with majority stake in Banca Ifis) from December 2016 to August 2020. Since 2001, he has acted as Chief Investment Officer of Arrow Finance, LLC (formerly known as Arrow Investments, Inc.), the private investment office that serves his family. Mr. von Furstenberg also serves as a partner and Co-Chairman of Diane von Furstenberg Studio, LLC. In addition to his for-profit affiliations, Mr. von Furstenberg serves as a director of The Diller-von Furstenberg Family Foundation and as a member of the board of directors of Friends of the High Line. He is responsible for creating CSET (Center for Security and Emerging Technology), and focused on sponsoring the RSFAA (Retirement Savings for American's Act) to help create wealth for all Americans.

Core Competencies and Qualifications



FINANCE



RISK MANAGEMENT/ ASSESSMENT

- Mr. von Furstenberg's experience in private investment and public board membership gives him particular insight into capital markets and investment strategy, as well as a high level of financial literacy, and qualifies him to serve on our Board. Mr. von Furstenberg is the stepson of Mr. Diller, the Chairman and Senior Executive of IAC and the holder of all of the outstanding shares of our Class B common stock.



Philip Moyer

Director since April 2024

Age 59

Biography

Philip Moyer has served as our Chief Executive Officer and a member of our Board since April 2024. Prior to joining Vimeo, Mr. Moyer served as Global VP of Applied AI Engineering and Business Development and VP of Strategic Industries, Google Cloud, a division of Alphabet Inc., a role he held since July 2019. Prior to Alphabet, Mr. Moyer was Director of Financial Services at Amazon Web Services, a division of Amazon.com, Inc, where he managed Banking, Capital Markets, Insurance and Payments. He previously managed a Venture Capital portfolio in FinTech, Healthtech, and MarTech at Safeguard Scientifics, Inc., a public venture development company. Additionally, Mr. Moyer was CEO of two financial technology companies, EDGAR Online, Inc., a provider of financial data, analytics and disclosure management solutions, and Cassiopae, S.A., a French software company in the commercial banking market. He spent 15 years at Microsoft Corp., a global technology company, where he managed global customer teams, industry teams and services organizations. Mr. Moyer has a Computer Science degree from the University of Pittsburgh and started his career as a software engineer for nuclear submarines at GE Aerospace, a division of General Electric Company.

Core Competencies and Qualifications




FINANCE



RISK MANAGEMENT/ ASSESSMENT



INFORMATION SECURITY AND DATA PRIVACY



CYBERSECURITY



ARTIFICIAL INTELLIGENCE



CORPORATE GOVERNANCE



COMPENSATION

- Mr. Moyer's extensive experience in the technology sector and his leadership expertise, including as a chief executive officer, as well as his deep knowledge of the Vimeo business, qualify him to serve on our Board.

CORPORATE GOVERNANCE

Leadership Structure. Our business and affairs are overseen by our Board, which currently has eight members. Our Board, at the recommendation of the Nominating and Corporate Governance Committee, has determined to expand the size of the Board to nine members, in conjunction with the nomination of an additional nominee for election at this year's Annual Meeting. There is one management representative on the Board and, of the eight remaining director nominees, seven directors have been determined by our Board to be independent. In accordance with the rules of the SEC and the Marketplace Rules of The Nasdaq Stock Market, LLC (the "Marketplace Rules"), although Mr. Gross was not considered independent while serving in his capacity as Interim Chief Executive Officer, the Board has determined that Mr. Gross qualifies as an independent director effective as of the end of his interim service period. The Board has standing Audit, Compensation and Human Capital Management and Nominating and Corporate Governance Committees (collectively, the "Board Committees"), each comprised solely of independent directors. For more information regarding director independence and our Board Committees, see the discussion under "Director Independence" and "The Board and Board Committees" below. All of our directors play an active role in Board matters, are encouraged to communicate among themselves and directly with the Chief Executive Officer and have full access to Company management at all times.

Our independent directors meet in scheduled executive sessions without management present from time to time, and may schedule additional meetings as they deem appropriate. We do not have a lead independent director or any other formally appointed leader for these sessions. The independent membership of our Board Committees ensures that directors with no ties to Company management are charged with oversight for all financial reporting and executive compensation-related decisions made by Company management, as well as for recommending candidates for Board membership. At each regularly scheduled Board meeting, the Chairperson of each of these committees (as and if applicable) provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting.

Mr. Schiffman has served as Chairman of the Board since March 2023. Mr. Schiffman brings significant experience and expertise to his role as Chairman, including his knowledge of Vimeo's business and history through his experience as Chief Financial Officer of IAC (in which capacity he also had certain risk oversight duties that give him particular insight into risk management), his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, his information security oversight duties at both IAC and Fanatics, which give him particular insight into information security risks and trends, as well as his investment banking experience, which gives him particular insight into trends in capital markets and the technology and media industries. The roles of Chairperson and Chief Executive Officer are currently separated in recognition of the differences between the two roles. We believe that it is in the best interests of our stockholders for the Board to make a determination regarding the separation or combination of these roles each time it elects a new Chairperson or appoints a Chief Executive Officer, based on the relevant facts and circumstances applicable at such time.



ROLE	KEY RESPONSIBILITIES AND DUTIES
Non-Executive Chair	• Presides at all Board meetings, annual stockholder meetings and special stockholder meetings. • Guides discussions at any Board meetings. • Fosters open and collegial discussion amongst all Board members, and with management as applicable. • Monitors the Board's receipt of information from Board committees and management. • Acts as a source of institutional knowledge to both the Board and management.
Chief Executive Officer	• Leads the development of our business and strategies, both short and long-term. • Sets meaningful and measurable operating and strategic goals for the Company. • Builds and guides a highly capable and dynamic management team. • Serves as a primary interface between management and the Board, providing regular updates and information to the Board on key issues and business developments. • Along with management team, anticipates and mitigates potential risks to the Company, helping to ensure that they are identified, monitored and reported to the Board or applicable Board committee. • Represents the face of the Company to its stockholders.

Risk Oversight. Company management is responsible for assessing and managing the Company's exposure to various risks on a day-to-day basis, which responsibilities include the creation of appropriate risk management programs and policies. Company management has developed and implemented guidelines and policies to identify, assess and manage significant risks facing the Company. In developing this framework, the Company recognized that leadership and success are impossible without taking risks; however, the imprudent acceptance of risks or the failure to appropriately identify and mitigate risks could adversely impact stockholder value. The Board is responsible for overseeing Company management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and through discussions with Company management, as well as through the Board's Audit and Compensation and Human Capital Management Committees, which examine various components of financial and compensation-related risks, respectively, as part of their responsibilities. Information security is a key component of risk management at Vimeo and our senior management regularly briefs the Audit Committee on the information security programs of the Company and its various businesses and related priorities and controls. In addition, an overall review of risks is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including significant capital expenditures, acquisitions and divestitures and financial matters. The Board's role in risk oversight of the Company is consistent with the Company's leadership structure, with the Chairperson, Chief Executive Officer and other members of senior management having responsibility for assessing and managing the Company's risk exposure, and the Board and its committees providing oversight in connection with those efforts. Vimeo believes that its compensation policies and programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on Vimeo.

Cybersecurity. We maintain a comprehensive Information Security Management System ("ISMS") program, which is led by a dedicated Chief Information Security Officer ("CISO"), who joined the Company in October 2024 and has almost 20 years of experience in enterprise grade cybersecurity and global scale systems, having previously served as a CISO of another public company and as a cybersecurity consultant. Our CISO is undertaking a comprehensive review of our information security systems and processes, and as a result, we may make incremental improvements to our cybersecurity controls and procedures and our cybersecurity risk management over the next six to twelve months.

Under the CISO, the Information Security Team is responsible for defining and implementing the Company's cybersecurity strategy, policy, standards, architecture, and processes. The Information Security Team oversees the delivery of network, cloud, email and application security, security monitoring, penetration testing, cybersecurity



training and incident response. Our ISMS program has been developed based on industry standards, including those published by the International Organization for Standardization and the National Institute of Standards and Technology, although we may not directly or fully comply with all elements of these standards. Through our ISMS program, we have established a comprehensive collection of policies and standard operating procedures to guide our cybersecurity strategy, which includes an Information Security Policy applicable to all Vimeo personnel, as well as a Supplier Information Security Policy for our third-party software vendors, both of which set forth cybersecurity standards, controls, and training requirements designed to protect corporate and customer data, whether it is processed by Vimeo or a service provider. We also conduct regular workforce training to instruct employees to identify cybersecurity concerns and take the appropriate action.

Our cybersecurity governance framework includes oversight by the Audit Committee of the Board, which reviews the effectiveness of the Company's management of cybersecurity, data privacy and other data- and technology-related risks, controls and procedures. The CISO reports regularly to our Audit Committee, as well as our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the ISMS program, and the emerging threat landscape. Our ISMS program is regularly evaluated by external experts with the results of those reviews reported to senior management and the Board. The Audit Committee and, as appropriate, the Board, also receives prompt and timely information regarding any high severity cybersecurity incident, as well as ongoing updates regarding any such incident until it has been addressed.

Director Independence. Under the Marketplace Rules, our Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with the independence determinations described below, our Board reviewed information regarding transactions, relationships and arrangements relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to questionnaires circulated by our management, as well as from our records and publicly available information. Following these determinations, our management monitors those transactions, relationships and arrangements that were relevant to such determinations, as well as periodically solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on prior independence determinations.

Our Board has determined that each of Adam Cahan, Adam Gross, Jay Herratti, Lydia Jett, Kirsten Kliphouse, Mo Koyfman, and Glenn H. Schiffman satisfy the director independence requirements set forth in the Marketplace Rules, and that the members of the Audit and Compensation and Human Capital Management Committees also satisfied separate independence requirements under the standards imposed by applicable SEC rules and the Marketplace Rules for audit committee and compensation committee members. Our Board had also previously determined that Alesia J. Haas and Ida Kane, who are not standing for re-election at the Annual Meeting, and Spike Lee, who served as a member of our Board through February 2024, also satisfied the director independence requirements set forth in the Marketplace Rules.

Director Nominations. The Nominating and Corporate Governance Committee identifies, reviews and evaluates individuals qualified to become Board members and recommends candidates to the Board. While there are no specific requirements for eligibility to serve as a director of Vimeo, in evaluating candidates, the Nominating and Corporate Governance Committee will consider (regardless of how the candidate was identified or recommended) whether the professional and personal ethics and values of the candidate are consistent with those of Vimeo, whether the candidate's experience and expertise would be beneficial to the Board, whether the candidate is willing and able to devote the necessary time and energy to the work of the Board and whether the candidate is prepared and qualified to represent the best interests of Vimeo's stockholders. The Nominating and Corporate Governance Committee also considers the overall diversity of the experiences, characteristics, attributes, skills and backgrounds of candidates relative to those of other Board members and those represented by the Board as a whole to ensure that the Board has the right mix of skills, expertise and background.



The Board does not have a formal policy regarding the consideration of director nominees recommended by stockholders, and as of the date of this proxy statement we have not received any such recommendations. However, the Board would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history, together with an indication that the recommended individual would be willing to serve (if elected), and must be accompanied by evidence of the sender's stock ownership. Any director recommendations will be reviewed by the General Counsel & Secretary and the Chairperson and, if deemed appropriate, forwarded to the Nominating and Corporate Governance Committee for further review. If the Nominating and Corporate Governance Committee believes that the candidate fits the profile of a director described above, the recommendation will be shared with the entire Board.

Communications with the Vimeo Board. Stockholders who wish to communicate with our Board or a particular director may send any such communication to Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder—Board Communication" or "Stockholder—Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or a particular director or directors. The General Counsel & Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if appropriate. Items unrelated to directors' duties and responsibilities may be excluded, including solicitations and advertisements.

CODE OF CONDUCT

Our Board has adopted a Code of Conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The Code of Conduct is a "code of ethics," as defined in Item 406(b) of Regulation S-K. The full text of our Code of Conduct is posted on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. We will post amendments to our Code of Conduct or waivers of our Code of Conduct for directors and executive officers on the same website.

INSIDER TRADING POLICY

Our Board has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers, employees and other covered persons. Our insider trading policy prohibits trading while in possession of material nonpublic information. In addition, it is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards, and a copy of our policy is filed as Exhibit 19.1 to our 2024 Annual Report.

PROHIBITION ON HEDGING AND SHORT SALES

Our insider trading policy further prohibits our directors, officers, employees and other covered persons from hedging or similar transactions designed to decrease the risks associated with holding our common stock. In addition, our insider trading policy prohibits our directors, officers, employees and other covered persons from trading in derivative securities related to our common stock, which include publicly traded call and put options, and engaging in short selling of our common stock.



THE BOARD AND BOARD COMMITTEES

The Board. The Board met seven times during 2024. Each of our incumbent directors attended at least 75% of the meetings of the Board and the Board Committees on which they served during 2024. Directors are strongly encouraged to attend annual meetings of Vimeo stockholders, barring significant commitments or special circumstances. All members of the Board at the time of the 2024 annual meeting of stockholders attended our 2024 annual meeting of stockholders.

The Board currently has three standing committees: the Audit Committee, the Compensation and Human Capital Management Committee and the Nominating and Corporate Governance Committee.

Board Committees. The following table sets forth the members of each Board committee as of the date of this proxy statement and the number of meetings held by each such committee during 2024.

	AUDIT COMMITTEE[4]	COMPENSATION AND HUMAN CAPITAL MANAGEMENT COMMITTEE[5]	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE[5]
ALESIA J. HAAS[1][2]	Chair		Member
JAY HERRATTI[2][3]	Member		
IDA KANE[1][2]	Member		
MO KOYFMAN[2]		Chair	Member
ALEXANDER VON FURSTENBERG			
GLENN H. SCHIFFMAN[2]			
ADAM GROSS[2][3]		Member	
Number of Meetings	4	5	1

 Chair   Member

(1) Mses. Haas and Kane will not stand for re-election at the Annual Meeting.

(2) Independent director.

(3) Mr. Gross replaced Mr. Herratti as a member of the Compensation and Human Capital Management Committee on June 18, 2024.

(4) Upon election to our Board, Ms. Jett and Mr. Cahan will join the Audit Committee, with Ms. Jett serving as Chair.

(5) Upon election to our Board, Ms. Kliphouse will join the Nominating and Corporate Governance Committee and Mr. Cahan will join the Compensation and Human Capital Management Committee.



Audit Committee

Alesia J. Haas	👤
Ida Kane	👥
Jay Herratti	👥

👤 = Chairperson

👥 = Member

- Upon election to our Board, Ms. Jett and Mr. Cahan will join the Audit Committee in place of Mses. Haas and Kane, with Ms. Jett serving as Chair.

- The Audit Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at https://investors.vimeo.com/governance/documents.

- Our Board has determined that each of Messrs. Herratti and Cahan and Ms. Jett are independent directors under the Marketplace Rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

- The Board has concluded that Ms. Jett qualifies as an "audit committee financial expert," as such term is defined in applicable SEC rules and the Marketplace Rules.

- Our Board had previously determined that Alesia J. Haas and Ida Kane, who are not standing for re-election at the Annual Meeting, also satisfied the additional independence standards applicable to audit committee members under the Exchange Act, and each qualified as an "audit committee financial expert," as such term is defined in applicable SEC rules and the Marketplace Rules.

The Audit Committee is appointed by the Board to assist the Board in monitoring:

- the integrity of our financial statements

- the effectiveness of our internal control over financial reporting

- the qualifications, performance and independence of our independent registered public accounting firm

- the performance of our internal audit function

- our risk assessment and risk management policies as they relate to financial and other risk exposures and

- our compliance with legal and regulatory requirements.

In fulfilling its purpose, the Audit Committee maintains free and open communication among its members, the Company's independent registered public accounting firm, the Company's internal audit function and Company management. The formal report of the Audit Committee is set forth on page 27.

Compensation and Human Capital Management Committee

Mo Koyfman	👤
Adam Gross	👥

👤 = Chairperson

👥 = Member

- Upon election to our Board, Mr. Cahan will join the Compensation and Human Capital Management Committee.

- The Compensation and Human Capital Management Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at https://investors.vimeo.com/governance/documents.

The Compensation and Human Capital Management Committee is appointed by the Board to discharge the Board's responsibilities relating to the compensation of non-employee directors and executive officers and has overall responsibility for approving and evaluating all compensation plans, policies and programs of Vimeo as they affect Vimeo's executive officers and non-employee directors. Additionally, the Compensation and Human Capital Management Committee is responsible for overseeing Vimeo's culture and human capital management. The Compensation and Human Capital Management Committee may form and delegate authority to subcommittees consisting of one or more of its members. The Compensation and Human Capital Management Committee may also delegate to one or more of the Company's executive officers the authority to make grants of awards of equity-based compensation to eligible individuals (other than directors or executive officers) and has done so. In 2024, the Compensation and Human Capital Management Committee engaged Semler Brossy Consulting Group LLC ("Semler Brossy") to serve as its compensation consultant and to review and advise on the principal aspects of the Company's executive compensation program. The executive compensation services of Semler Brossy in 2024 included, among other things, advising as to equity compensation program philosophy, providing recommendations regarding the selection of compensation peer group companies, analyzing publicly available compensation data of peer group companies, compensation survey data, and other publicly available data to assess the competitive market for executive talent, and reviewing and advising on the target total direct compensation opportunities for our executive officers. In compliance with the disclosure requirements of the SEC regarding the independence of compensation consultants, the Compensation and Human Capital Management Committee has assessed each of the six independence factors established by the SEC and adopted by Nasdaq, and has determined that the engagement of, and work performed by, Semler Brossy does not raise any conflicts of interest or similar concerns. Semler Brossy reports directly to the Compensation and Human Capital Management Committee and does not provide any non-compensation related services to the Company. Semler Brossy attends certain Compensation and Human Capital Management Committee meetings, executive sessions and preparatory meetings with the Committee Chair and certain executive officers, as requested by the Compensation and Human Capital Management Committee. For additional information on our processes and procedures for the consideration and determination of executive compensation and the related roles of the Compensation and Human Capital Management Committee, Company management and consultants, see the "Executive Compensation—Compensation Discussion and Analysis" beginning on page 33. The formal report of the Compensation and Human Capital Management Committee is set forth under Compensation and Human Capital Management Committee Report.



Nominating and Corporate Governance Committee

Alesia J. Haas	👥
Mo Koyfman	👥

👥 = Member

- Upon election to our Board, Ms. Kliphouse will join the Nominating and Corporate Governance Committee in place of Ms. Haas.

- The Nominating and Corporate Governance Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at https://investors.vimeo.com/governance/documents.

The Nominating and Corporate Governance Committee is appointed by the Board to identify and evaluate individuals qualified to become Board members, to recommend to the Board director nominees for the next annual meeting of stockholders or special meeting of stockholders at which directors are to be elected (and nominees to fill vacancies on the Board, as necessary), and to assist the Board in overseeing any Vimeo program relating to corporate responsibility and sustainability.

Proposal 2
Ratification of Appointment of Independent Registered Public Accounting Firm

Proposal		
	**The ratification of the appointment of Ernst & Young as Vimeo's independent registered public accounting firm for the fiscal year ending December 31, 2025**	 THE BOARD RECOMMENDS THAT OUR STOCKHOLDERS **VOTE FOR PROPOSAL 2**

Subject to stockholder ratification, the Audit Committee of Vimeo's Board has appointed Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

The Audit Committee annually evaluates the performance of Ernst & Young and determines whether to continue to retain such firm or consider the retention of another firm. In appointing Ernst & Young as our independent registered public accounting firm for the 2025 fiscal year, the Audit Committee considered: (i) the firm's performance as the Company's independent registered public accounting firm, (ii) the fact that Ernst & Young has audited the financial statements of Vimeo since it was a wholly-owned subsidiary of IAC, (iii) Ernst & Young's independence with respect to the services to be performed for the Company and (iv) Ernst & Young's strong and considerable qualifications and general reputation for adherence to professional auditing standards. In addition, in conjunction with the mandated rotation of the lead engagement partner every five years, the Audit Committee is directly involved in the selection of the new lead engagement partner.

A representative of Ernst & Young is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if they so choose and will be available to respond to appropriate questions.

VOTE REQUIRED

Ratification of the appointment of Ernst & Young as Vimeo's independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together as a single class. Each share of common stock and Class B common stock represents the right to one and ten vote(s), respectively.



AUDIT COMMITTEE MATTERS

AUDIT COMMITTEE REPORT

The Audit Committee functions pursuant to a written charter adopted by the Board of Directors, the most recent version of which is available on the Company's website at *https://investors.vimeo.com/governance/documents*. The Audit Committee charter governs the operations of the Audit Committee and sets forth its responsibilities, which include providing assistance to the Board of Directors in monitoring: (i) the integrity of Vimeo's financial statements, (ii) the effectiveness of Vimeo's internal control over financial reporting, (iii) the qualifications, performance and independence of Vimeo's independent registered public accounting firm, (iv) the performance of Vimeo's internal audit function, (v) Vimeo's risk assessment and risk management policies as they relate to financial and other risk exposures and (vi) Vimeo's compliance with legal and regulatory requirements. It is not the duty of the Audit Committee to plan or conduct audits or to determine that Vimeo's financial statements and disclosures are complete, accurate and have been prepared in accordance with generally accepted accounting principles and applicable rules and regulations or to determine that the Company's internal controls over financial reporting are effective. Management is responsible for the Company's financial reporting process, including systems of internal control over financial reporting. The independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB"), and to issue a report thereon. The Audit Committee's responsibility is to engage the independent auditor and otherwise to monitor and oversee these processes.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of Vimeo included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 with Vimeo's management and Ernst & Young, Vimeo's independent registered public accounting firm.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by PCAOB Auditing Standard 1301, "Communications with Audit Committees." In addition, the Audit Committee has received the written disclosures and letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence and has discussed with Ernst & Young its independence from Vimeo and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of Vimeo be included in Vimeo's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

Members of the Audit Committee

Alesia J. Haas (Chair)
Jay Herratti
Ida Kane



FEES PAID TO OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table sets forth fees for all professional services rendered by Ernst & Young to Vimeo for the years ended December 31, 2024 and 2023:

	2024	**2023**
Audit Fees	$2,006,848[1]	$1,744,000[2]
Audit-Related Fees	$ —	$ —
Total Audit and Audit-Related Fees	$2,006,848	$1,744,000
Tax Fees	$ —	$ —
Total Fees	**$2,006,848**	**$1,744,000**
All Other Fees	$ —	$ —

(1)   Audit Fees in 2024 include: (i) fees associated with the annual audit of financial statements and review of periodic reports, (ii) fees associated with registration statements and other periodic reports filed with the SEC and (iii) statutory audits (audits performed for certain Vimeo businesses in a jurisdiction abroad, which audits are required by local law).

(2)   Audit Fees in 2023 include: (i) fees associated with the annual audit of financial statements and review of periodic reports, and (ii) fees associated with registration statements and other periodic reports filed with the SEC.

AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, the Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services rendered by Ernst & Young for our fiscal year ended December 31, 2024 were pre-approved by the Audit Committee.

Pursuant to the pre-approval policy, the Audit Committee may delegate its authority to grant pre-approvals to one or more of its members. The decisions of any other member(s) to whom such authority may be delegated to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to management.



Proposal 3
Advisory Vote on the Compensation of our Named Executive Officers (the "Say-on-Pay" Vote)

Proposal

 **3**   **The advisory vote on the compensation of our named executive officers**



THE BOARD RECOMMENDS THAT OUR STOCKHOLDERS **VOTE FOR PROPOSAL 3**

Pursuant to Section 14A of the Exchange Act, we are seeking a non-binding advisory vote from our stockholders to approve the compensation of our named executive officers for 2024. This proposal, which we refer to as the "say-on-pay" vote, is not intended to address any specific item of compensation, but rather our overall compensation program and policies relating to our named executive officers.

As described in detail in the "Compensation Discussion and Analysis" section of this proxy statement, our executive compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable us to meet our growth objectives. We believe that our executive compensation program is designed to motivate experienced executives to achieve short-term and long-term goals, thereby enhancing stockholder value, and to retain individuals with the skills necessary for us to achieve our business plans. Accordingly, we believe that the compensation paid to our named executive officers in 2024 pursuant to our executive compensation program was fair and appropriate and are asking our stockholders to vote FOR the adoption of the following resolution:

> "**RESOLVED**, that Vimeo, Inc. stockholders approve, on an advisory basis, the compensation of Vimeo's named executive officers for 2024, as disclosed in this proxy statement, pursuant to the U.S. Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation tables and the related narrative discussion."

We sought an advisory vote from our stockholders on the frequency of the say-on-pay vote at the 2023 Annual Meeting of Stockholders and recommended seeking the say-on-pay vote every year. Based on voting results from the 2023 Annual Meeting of Stockholders, and consistent with our Board's recommendation, say-on-pay votes will occur every year. Accordingly, the next say-on-pay vote is expected to be held at our 2026 Annual Meeting of Stockholders.

VOTE REQUIRED

The approval, on an advisory basis, of the say-on-pay proposal requires the affirmative vote of the holders of at least a majority of the aggregate voting power of shares of Vimeo capital stock present in person or represented by proxy and voting together as a single class. The vote is advisory in nature and therefore not binding on Vimeo or our Board. However, our Board values the opinions of all of our stockholders and will consider the outcome of this vote when making future compensation decisions for our named executive officers.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The following table identifies certain information about our executive officers who are not directors as of the date of this proxy statement. For background information about our Chief Executive Officer, Philip Moyer, see the information set forth above under "Election of Directors." Our executive officers are appointed by, and serve at the discretion of, the Board. There are no family relationships among any of our directors or executive officers.

Gillian Munson

Age 54
Position
Chief Financial Officer

Gillian Munson has served as our Chief Financial Officer since April 2022. Prior to joining Vimeo, Ms. Munson served as the Chief Financial Officer of Iora Health, Inc., a healthcare company, from January 2021 to March 2022, and as a Venture Partner at Union Square Ventures from 2019 to 2022. From 2013 to 2019, she served as Chief Financial Officer of XO Group Inc., the parent company of The Knot Inc., a media and technology company. Ms. Munson's previous positions include Managing Director at Allen & Company LLC, Vice President, Business Development at Symbol Technologies, LLC, and both Executive Director and Senior Equity Analyst at Morgan Stanley. Ms. Munson has served on the board of directors of Duolingo, Inc., a publicly-traded language learning company, since September 2019, on the board of directors of Phreesia, Inc., a publicly-traded software company, since May 2019, and on the board of trustees of Southern Vermont Art Center, a multidisciplinary arts organization, since February 2024. She previously served on the board of directors of Monster Worldwide, Inc. Ms. Munson holds a B.A. in Political Science and Economics from the Colorado College.

Javier Ortega Estrada

Age 38
Position
Chief Revenue Officer

Javier Ortega Estrada has served as our Chief Revenue Officer since January 2025. Prior to joining Vimeo, Mr. Ortega Estrada served as Chief Revenue Officer at Veriff, an AI-powered identity verification platform for fraud prevention, where he led the company's go-to-market strategy, and oversaw global revenue and marketing organizations. He also previously held roles as Chief Sales Officer at Hopin, Head of Sales—Americas at Dropbox, Senior Strategy Consultant at Capgemini Invent, and Management Consultant at PwC. Mr. Ortega Estrada holds a bachelor's degree in Economics from Universidad Charles III de Madrid, a Master of Science in International Business from the Rotterdam School of Management at Erasmus University, an MBA from EOI Business School, and a business degree from INSEAD.

Bob Petrocelli

Age 59
Position
Chief Product and
Technology Officer

Bob Petrocelli has served as our Chief Product and Technology Officer since September 2024. Prior to joining Vimeo, he served as Chief Technology Officer at Pluralsight. Prior to that, Mr. Petrocelli held CTO positions at Intelerad Medical Systems and Datto. Earlier in his career, Mr. Petrocelli founded GreenBytes, which Oracle acquired in 2014. He also began his career as co-founder and CEO of Heartlab, a cardiac image and information management company, while a Computer Science doctoral student at Brown University. Heartlab was acquired by Agfa-Gevaert in 2005. Mr. Petrocelli holds a bachelor of science in Physics and a master of science degree in Computer Science from the University of Rhode Island, where he was also an Office of Naval Research Undergraduate Fellow in Physical Oceanography.



Jessica Tracy

Age 36

Position

General Counsel & Secretary

Jessica Tracy has served as our General Counsel & Secretary since February 2024. Ms. Tracy joined Vimeo in February 2021 and initially served as Vice President, Associate General Counsel—Securities & Governance until January 2023, when she was promoted to Acting Co-General Counsel. In June 2023, Ms. Tracy was promoted to Senior Vice President, Interim General Counsel & Secretary, and served in that role until February 2024. Prior to joining Vimeo, Ms. Tracy served as Senior Corporate Counsel at Criteo SA, an advertising technology company, from September 2019 to February 2021. Prior to that, Ms. Tracy was an associate at Ropes & Gray LLP, an international law firm. Ms. Tracy holds a B.A. in Philosophy from the University of Maryland and a J.D. from Washington & Lee University.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation and Human Capital Management Committee consists of Mo Koyfman (chair) and Adam Gross. Mr. Gross replaced Mr. Herratti as a member of the Compensation and Human Capital Management Committee on June 18, 2024. None of these individuals served as one of our officers or employees in 2024 or in any prior year, other than Adam Gross, who served as our Interim Chief Executive Officer from September 1, 2023 through April 8, 2024. None of our executive officers currently serves, or served in 2024, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board.



EXECUTIVE COMPENSATION

This Compensation Discussion and Analysis ("CD&A") contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt in the future may differ materially from currently anticipated plans and arrangements as summarized in this CD&A.

Compensation Discussion and Analysis

Introduction

The executive officers whose compensation is discussed in this CD&A, and who are referred to as our named executive officers (the "NEOs") in this CD&A, are:

PHILIP MOYER	**ADAM GROSS**	**GILLIAN MUNSON**	**JESSICA TRACY**	**BOB PETROCELLI**
Chief Executive Officer (since April 8, 2024)	Former Interim Chief Executive Officer (from September 1, 2023 through April 8, 2024)	Chief Financial Officer	General Counsel & Secretary	Chief Product and Technology Officer

We have experienced significant transitions in our senior leadership team over the past two years, with the Company focusing on building the team under the leadership of Philip Moyer as Chief Executive Officer. From September 1, 2023 through April 8, 2024, Mr. Gross served as Vimeo's Interim Chief Executive Officer, until Mr. Moyer's appointment as Chief Executive Officer. In September 2024, Mr. Petrocelli commenced employment as our Chief Product and Technology Officer, and in February 2024, Ms. Tracy was promoted to General Counsel & Secretary.



2024 Company Performance

78%	**$27M**	**$55M**
Gross Margin	**Net Earnings**	**Adj EBITDA**
	▲ $5M% YoY	▲ $21M% YoY

In 2024, we demonstrated our financial strength and resiliency, built a new leadership team, defined our long-term mission, and attracted world-class customers. We delivered 78% gross margin, consistent with 2023, net earnings of $27 million, an improvement of $5 million year-over-year, and an all-time high $55 million in Adjusted EBITDA, an improvement of over $21 million year-over-year. The fundamental changes we made to our strategy had a positive impact throughout 2024 as we ended the year with our highest dollar level of quarterly bookings in 10 quarters. In 2024, Vimeo Enterprise and OTT/streaming delivered meaningful growth and we rearchitected our Self-Serve pricing and began raising our prices to deliver positive results entering 2025. In 2024, we also saw the launch of our artificial intelligence ("AI") innovations, with features like automated video transcription, video captioning, social media clip generation, and video translation into over 28 languages in order to bring productivity and value to our creators.



In addition, our 2024 gross burn rate was 4.5%, which was slightly higher than our 2023 gross burn rate of 3.8% but significantly lower than our 2022 gross burn rate of 8.6%. In managing our equity budget, Vimeo also carefully considers the impact of award cancellations and forfeitures, in order to ensure that we examine the impact of our program from all angles. On a net basis, our 2024 burn rate was 1.6%, or approximately one-third of our gross burn rate. Although our 2024 gross burn rate was slightly higher than our 2023 burn rate, we built out an entirely new leadership team in 2024 and demonstrated significant discipline while attracting top talent. As part of our commitment to managing our burn rate even during a significant leadership transition, we balanced equity compensation with supplemental cash compensation in certain circumstances, and continued to take a disciplined approach to our global employee equity compensation program. This material decrease over the past two years shows our progress with respect to our commitment to our stockholders to materially decrease our burn rate since 2022. Our three-year average burn rate at December 31, 2024 was 5.6%. We remain committed to maintaining an appropriate burn rate in 2025, and, in 2025, we overhauled and introduced a new global employee equity compensation program designed to manage burn rate while balancing the need to attract and retain top talent.

Certain of the financial measures described above are supplemental measures to U.S. generally accepted accounting principles ("GAAP"). For a further description of each non-GAAP financial measure set forth above as well as a full reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, as well as a description of certain operating metrics and key terms used above, please see our 2024 Annual Report and Annex A.

Philosophy and Objectives

Our executive compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable us to meet our growth objectives.

Although we are a publicly traded company, we work to foster an entrepreneurial culture, and, within that culture, attract senior executives with entrepreneurial backgrounds, attitudes and aspirations. Accordingly, when working to recruit and retain executive officers, as well as other executives who may become executive officers at a later time, we compete not only with other public companies, but also with earlier stage companies, companies funded by private equity and venture capital and other professional firms. We structure our executive compensation program so that we can compete in this varied marketplace for talent, with an emphasis on variable, contingent compensation and long-term equity ownership. Vimeo has a unique position as an innovative, start-to-finish video platform working to change the way the world interacts with video. Vimeo, even as a public company, has many start-up-like tendencies. Because of this unique position, we aim to take a flexible approach to executive compensation.

When establishing a compensation package for a given executive, we follow a flexible approach and make decisions based on a number of factors particular to a given executive's situation, including our firsthand experience with the competition for recruiting and retaining executives, negotiation and discussion with the relevant individual, competitive survey data, internal pay comparability considerations and other factors we deem relevant at the time.

In line with our flexible approach, we refrain from using an arithmetic method for determining compensation levels and evaluating performance. Such methods frequently overlook the various factors influencing success at both the individual and the business level. Our objectives may change in priority as the competitive and strategic landscapes evolve, even within a single compensation cycle. Consequently, rigid formulaic approaches often lead to over- or under-compensation. Hence, we have historically steered clear of strict formulas, opting instead for a predominantly discretionary approach to compensation practices.



Roles and Responsibilities

The Compensation and Human Capital Management Committee of our Board (for purposes of this CD&A, the "Committee") has the primary responsibility for establishing the compensation of our executive officers. For each of our NEOs, all compensation decisions referred to throughout this CD&A have been made by the Committee, based (in part) on recommendations from our Chief Executive Officer and/or our former Interim Chief Executive Officer (in each case, other than with respect to their own compensation), as applicable, and in consultation with the Chairman of our Board, Mr. Schiffman. The Committee currently consists of Mr. Koyfman (Chair) and Mr. Gross. Mr. Gross replaced Mr. Herratti as a member of the Committee on June 18, 2024.

Our executive officers participate in structuring Company-wide compensation programs and in establishing bonus and equity pools for our employee population, excluding themselves. In early 2025, members of management, including Mr. Moyer, Ms. Munson and Ms. Tracy, met with the Committee and the Chairman of our Board and discussed corporate and individual executive officer performance for 2024, including recommendations for annual bonuses. The Committee and Semler Brossy also met independently to discuss executive performance and corresponding bonuses, with input from the Chairman of our Board. Following these discussions, the Committee and the Chairman of our Board met to review and discuss these recommendations and to review the factors described below under "Annual Cash Bonuses." After consideration of these recommendations, the Committee determined the annual bonus for each NEO, other than Mr. Gross. Mr. Gross' discretionary bonus was determined in March 2024, in respect of his service as Interim Chief Executive Officer and in connection with his conclusion of service as Interim Chief Executive Officer.

In establishing a given executive officer's compensation package, each individual component was evaluated independently and in relation to the package as a whole. Prior earning histories, peer compensation, retention concerns, and outstanding long-term compensation arrangements as well as long-term holding power, in each case, to the extent applicable to the executive, were also reviewed and taken into account. However, the Committee did not rely on any formulaic relationship or targeted allocation between these elements. Instead, each individual executive officer's situation is evaluated on a case-by-case basis each year, considering a variety of relevant factors at the time.

For the 2024 fiscal year, the Committee engaged Semler Brossy to assist it with compensation matters and reviewing and advising on aspects of our executive compensation program. Semler Brossy's services in 2024 included executive and non-employee director compensation assessment, equity compensation strategy, selection and analysis of compensation peer group companies and related data, and compensation risk assessment. Semler Brossy reports directly to the Committee. The Committee may replace Semler Brossy or engage additional consultants at any time. Generally, one or more representatives from Semler Brossy attend Committee meetings and communicate with the Chair of the Committee, as well as other Committee members, between meetings from time to time. Semler Brossy has no other business relationship with Vimeo and has not received payments from Vimeo other than fees for services to the Committee. The Committee has assessed the independence of Semler Brossy taking into account, among other things, the factors set forth under Rule 10C-1 of the Exchange Act and the listing standards of Nasdaq, and has concluded that no conflict of interest exists with respect to the work that Semler Brossy performs for the Committee.

Compensation Governance Best Practices

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following summarizes our key compensation governance policies and practices:

WHAT WE DO:	WHAT WE DO NOT DO:
✓ *Maintain a clawback policy*	✗ *No "single-trigger" change in control arrangements for our executive officers*
✓ *Maintain stock ownership guidelines*	✗ *No tax gross-ups on severance or change in control payments in employee agreements*
✓ *Maintain a Compensation and Human Capital Management Committee comprised entirely of independent directors*	✗ *No special executive welfare or health benefits, or retirement plans not available to our employees generally*
✓ *Retain an independent compensation consultant*	✗ *No hedging or pledging of our stock*
✓ *Hold an annual say-on-pay vote*	✗ *No discounted stock options or SARs*
	✗ *No option repricing without stockholder consent*

Say-on-Pay Results

Consistent with our Board's recommendation, our stockholders elected to hold a say-on-pay vote on executive compensation on an annual basis, thereby giving our stockholders the opportunity to provide feedback on the compensation of our NEOs each year. At our 2024 annual meeting, approximately 98% of the votes were cast in favor of the advisory vote to approve executive compensation, which we believe shows that our compensation practices are properly aligned with the interests of our stockholders and that the high level of stockholder support indicates strong stockholder approval of our compensation philosophy and practices. The Committee may take into account the outcome of the say-on-pay vote when making future compensation decisions for our executive officers.

2024 Compensation Peer Group

The Committee and management consider competitive market compensation paid by other peer group companies when reviewing and, in the case of the Committee, determining certain compensation elements of our executive officers and non-employee directors. The Committee reviews our peer group annually. For 2024, the Committee engaged Semler Brossy to conduct an initial review and make recommendations regarding our peer group for the Committee's consideration. The peer group was determined by reviewing public companies in the Application Software, Interactive Media and Services, Internet Services and Infrastructure, Movies and Entertainment, and Systems Software GICS sub-industries, and then comparing such companies against Vimeo as it relates to revenue, market cap, and business model. Changes from the 2023 peer group were made due to M&A activity at certain peer companies, and based on industry, revenue and market capitalization.



Our 2024 peer group, which was considered in determining 2024 NEO compensation and our non-employee director compensation program for 2024, included the following companies:

- Alteryx, Inc.
- AppFolio, Inc.
- BigCommerce Holdings, Inc.
- Box, Inc.
- Brightcove Inc.
- Bumble, Inc.
- Domo, Inc.
- Eventbrite, Inc.

- Getty Images Holdings, Inc.
- New Relic, Inc.
- PagerDuty, Inc.
- Smartsheet Inc.
- Workiva Inc.
- Yext, Inc.
- Zuora, Inc.

While the Committee will consider the compensation levels of the executives at the companies in our peer group to provide a general understanding of market practices among similar companies, we do not benchmark or specifically set compensation levels based on the percentile levels reflected by the peer group. Instead, we consider a number of factors in addition to this market data, such as skills, experience, functional position, leadership roles and competition for talent, to determine the appropriate level of compensation on an individual basis. As a result, the target compensation opportunity for an individual executive may be higher or lower than that of executives at the companies in our peer group.

Compensation Elements

Our compensation packages for our executive officers primarily consist of salary, annual bonuses, for 2024 in certain instances, supplemental bonuses, equity awards and, in certain limited instances, perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, the Committee typically reviews the total direct compensation of each executive, evaluating the executive's total near-term and long-term compensation in the aggregate. The Committee then determines which element or combination of elements (salary, annual bonus and/or equity awards) can be used most effectively to further our compensation objectives. However, all such decisions are subjective and are made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

Base Salaries

We provide each named executive officer with a base salary, reflective of the competitive marketplace, for the services that the named executive officer performs for us. Base salary serves as the primary form of fixed compensation for our named executive officers. Base salaries are established at the time the executive officer commences employment and reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, the executive's position within our business, the scope of his or her responsibilities, and market practices. With respect to NEOs who were serving as NEOs prior to 2024, none of such NEOs' base salaries were increased from 2023 to 2024. Mr. Moyer's and Mr. Petrocelli's base salaries, as well as their sign-on and one-time supplemental cash bonuses, respectively, as discussed below, were determined at the time they commenced employment with us based on factors such as responsibilities associated with their respective positions, experience prior to joining the Company, peer group market data and the competitive market at the time of recruitment. Annual base salaries for our NEOs for 2024 are shown in the table below.

Named Executive Officer	2024 Annual Base Salary ($)
Philip Moyer	600,000
Adam Gross[1]	600,000
Gillian Munson	400,000
Jessica Tracy	350,000
Bob Petrocelli	500,000

(1)　　Mr. Gross' base salary was paid through April 8, 2024, the last day he served as our Interim Chief Executive Officer.

Annual Cash Bonuses and Other Bonuses

Annual cash bonuses for our named executive officers are generally discretionary and are determined by the Committee. The determination of bonus amounts is generally based on a non-formulaic assessment of factors that vary from year to year, none of which have a pre-established weighting. In determining individual annual bonus amounts, including the target bonuses, a variety of factors regarding Vimeo's overall performance are considered, such as Adjusted EBITDA, bookings, growth in profitability or achievement of strategic objectives, an individual executive's performance and contribution to Vimeo, and bonus targets previously established between Vimeo and the executive. Additionally, the Committee considers retention concerns and the long-term holding power of compensation packages. Executive officer bonuses tend to be highly variable from year-to-year depending on the performance of the Company and, in certain circumstances, individual executive officer performance.

In connection with his employment agreement, Mr. Moyer received a sign-on bonus of $300,000. In connection with his employment agreement, Mr. Petrocelli is eligible to receive a one-time supplemental cash bonus of $400,000, paid in equal installments of $66,666.66 every three months following his hire date in September 2024 until the total amount of the bonus has been paid, subject to his continued employment. Both bonuses were determined at the time Mr. Moyer and Mr. Petrocelli, respectively, commenced employment with us based on factors such as responsibilities associated with the position, experience prior to joining the Company, peer group market data and the competitive market at the time of recruitment.

In 2024, we awarded supplemental cash bonuses to certain of our NEOs. The supplemental cash bonuses were part of our total mix of 2024 NEO compensation as we worked to manage our burn rate while attracting and retaining new leaders at the Company. We also awarded Ms. Munson a special Board bonus, due to her significantly increased responsibilities during the Chief Executive Officer transition period.

The table below details 2024 bonus targets for discretionary performance-based bonuses, sign-on and supplemental bonuses, as well as actual bonuses paid, and considerations of the Committee in determining such bonuses for our NEOs. NEO bonuses for 2024 are also reported in the 2024 Summary Compensation Table below.



NAME AND TITLE	2024 TARGET BONUSES	2024 ACTUAL BONUSES PAID	CONSIDERATIONS OF THE COMMITTEE AND RESULTS OF PERFORMANCE MEASURES
Philip Moyer Chief Executive Officer (from April 8, 2024)	• Discretionary: 100% to 200% of base salary with a target of between $600,000 and $1,200,000 (prorated to start date in 2024)	• Discretionary: $1,200,000 (200% of base salary, no proration) • Sign On Bonus: $300,000	• The Company's overall 2024 performance, as well as Mr. Moyer's significant personal performance including leadership and redesign of Company strategy, stockholder value creation, and driving a culture of high performance.
Adam Gross Former Interim Chief Executive Officer (from September 1, 2023 through April 8, 2024)	• Discretionary: $3,090,909 (prorated for time served from January 1, 2024 through April 8, 2024, with a target of $836,066)	• Discretionary: $836,066 • Special Board Advisory Fee: $90,000	• With respect to the discretionary bonus, the Committee considered Mr. Gross' service as Interim Chief Executive Officer and significant effort in leading the Company through a transition period; and • With respect to the special board advisory fee, the Committee considered Mr. Gross' additional Board advisory and transition oversight services in connection with Mr. Moyer's onboarding to the Company, from April 8, 2024 through June 1, 2024.
Gillian Munson Chief Financial Officer	• Discretionary: 80% of base salary with a target of $320,000	• Discretionary: $448,000 (140% of target) • Supplemental: $160,000 • Special Board Bonus: $375,000[1]	• Ms. Munson's role as Chief Financial Officer, including her management of our finance and investor relations functions; • Ms. Munson's overall Company leadership and contribution to Company success, including significant increased leadership responsibilities during the Chief Executive Officer transition period; and • the Company's 2024 financial results, particularly outperformance on all major metrics, including bookings, revenue, and Adjusted EBITDA.
Jessica Tracy General Counsel & Secretary	• Discretionary: 60% of base salary with a target of $210,000	• Discretionary: $294,000 (140% of target) • Supplemental: $105,000	• The Company's overall 2024 performance, as well as Ms. Tracy's individual performance including leadership during a transition period and contributions to the business's success.
Bob Petrocelli Chief Product & Technology Officer	• Discretionary: 60% of base salary with a target of $300,000 (prorated for time employed)	• Discretionary: $102,787 (110% of target) • Supplemental: $66,667[2]	• The Company's overall 2024 performance, as well as Mr. Petrocelli's individual performance including leadership during a transition period and contributions to the business's success.

(1) To recognize her significant accomplishments during a time of executive transitions, Ms. Munson received a special Board bonus of $375,000 for the full 2024 performance period, which was paid in two installments in June 2024 and February 2025.

(2) As part of his employment agreement, Mr. Petrocelli is eligible to receive a one-time supplemental cash bonus of $400,000, paid in equal installments of $66,666.66 every three months following his hire date in September 2024 until the total amount of the bonus has been paid, subject to his continued employment. The actual supplemental bonus amount represents only the installments paid as of December 31, 2024.

Long-Term Incentives

Due to our entrepreneurial philosophy, we believe that providing a meaningful equity stake in our business is essential to create compensation opportunities that can compete, on a risk-adjusted basis, with the wide range of entrepreneurial employment alternatives in the competitive market. In addition, we believe that ownership shapes behavior and, that by providing compensation in the form of equity awards, we align executive officer incentives with stockholder interests in a manner that drives superior performance over time.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our named executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance,



create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting schedule promote executive retention by incentivizing our executive officers to remain in our employment during the relevant vesting period. Further, we grant service-based equity awards because the use of awards with time-based vesting is a common practice at companies at our stage of maturity as a public company. Since May 2021, when Vimeo became an independent, separately traded public company through a spin-off from IAC/InterActiveCorp ("IAC") (the "Spin-off"), the primary long-term incentives for our NEOs have been restricted stock unit ("RSU") awards. In 2023, the Committee also determined to grant an equity award to Ms. Munson with market-based conditions, requiring both stock price appreciation and a three-year performance period, in order to create further alignment with the long-term interests of our stockholders.

In determining the size of equity awards for an executive officer for any given period, the Committee reviews and evaluates on an individual-by-individual basis the amount of outstanding unvested and/or unexercised equity awards, as well as previously earned or exercised equity awards. For newly hired executives, the Committee also reviews factors such as responsibilities associated with the executive's position, peer group market data and the competitive market at the time of recruitment. In setting award levels, the predominant factors considered by the Committee are providing the executive officer with effective retention incentives, an appropriate reward for past performance, incentives for strong future performance, and competitive market practices. The annual corporate performance factors relevant to determining individual bonus amounts, while considered, are generally less relevant in determining the type and level of equity awards, as equity awards tend to be more forward-looking, and are a longer-term retention and reward instrument relative to annual bonuses.

In 2024, the Committee granted (i) 1,680,439 RSUs to Mr. Moyer upon his appointment as Chief Executive Officer, with such RSUs vesting as follows: (a) during the first year, one-sixth of the RSUs vest every six months, and (b) thereafter, the RSUs vest annually in two equal installments, each equal to one-third of the RSUs, (ii) 368,421 RSUs to Ms. Munson, with such RSUs vesting in full on February 1, 2025, (iii) 121,053 RSUs to Ms. Tracy in connection with her promotion to General Counsel & Secretary, with such RSUs vesting in full on February 1, 2025, and (iv) 800,000 RSUs to Mr. Petrocelli upon his appointment as Chief Product and Technology Officer, with such RSUs vesting in five equal installments every six months; in each case vesting is generally subject to continued service through the applicable vesting date. In 2024, Mr. Gross did not receive an equity award with respect to his service as Interim Chief Executive Officer, but was granted an RSU award in his capacity as a non-employee director following the completion of his service as Interim Chief Executive Officer pursuant to our non-employee director compensation arrangements as described under "Director Compensation" below.

Equity Grant Practices

Our practice has been to schedule Committee meetings at which equity awards are to be granted to NEOs well in advance of (and without regard to) the timing of the release of earnings or other material information. The Committee does not grant equity-based awards in anticipation of the release of material nonpublic information and does not time the disclosure of material nonpublic information for purposes of affecting the value of executive compensation. During 2024, we did not grant any option awards, including to any NEO.



Clawback Policy

We maintain the Vimeo, Inc. Policy for Recoupment of Incentive Compensation ("Clawback Policy") in accordance with Rule 10D-1 of the Exchange Act and the listing standards of Nasdaq.

Our Clawback Policy, which is administered and enforced by the Committee, requires the Company to recover certain incentive-based compensation received by current or former Section 16 officers of the Company (as such term is defined in the Exchange Act) in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirements under the federal securities laws. Our Clawback Policy is filed as Exhibit 97.1 to our 2024 Annual Report.

Stock Ownership Guidelines

We have maintained Stock Ownership Guidelines since 2023, which are designed to encourage our Section 16 officers and our non-employee directors to maintain a material personal financial stake in Vimeo to promote a long-term perspective in managing the business and to align stockholder, executive and director interests.

Our Section 16 officers are required to own a number of shares of our common stock with an aggregate value equal to a specified multiple of their annual base salary as follows:

POSITION	MULTIPLE OF ANNUAL BASE SALARY
Chief Executive Officer	5x ● ● ● ● ●
Other Section 16 Officers	3x ● ● ●

In addition, under the guidelines, our non-employee directors are encouraged to hold shares of our common stock with an aggregate value of at least five times (5x) the value of their annual cash retainer, excluding additional retainers paid for specific leadership roles or for serving as a member or chair of a committee.

Shares counted toward the ownership requirement include shares beneficially owned directly or indirectly by the individual or immediate family members residing in the same household, shares held in qualified plans, deferred shares or deferred share units pursuant to our Deferred Compensation Plan for Non-Employee Directors, and RSUs (whether or not vested, except as described below). Shares underlying stock options and stock appreciation rights ("SARs"), whether or not vested, and RSUs that remain subject to the achievement of performance goals, do not count toward meeting stock ownership levels. Individuals are required to meet these ownership requirements within five years of the later of (i) July 26, 2023 (the date the guidelines became effective) or (ii) becoming a Section 16 officer or non-employee director, as applicable.

Compliance with the minimum stock ownership requirements is monitored and determined periodically by our management, and reported to the Committee. As of the date of this proxy statement, all of our Section 16 officers and non-employee directors are in compliance with the applicable ownership requirements pursuant to the Stock Ownership Guidelines.

Change in Control and Severance Benefits

Each of our NEOs, other than Mr. Gross, is entitled to severance payments and benefits under his or her employment agreement upon a termination of employment in certain circumstances. In addition, our Vimeo, Inc. 2021 Stock and Annual Incentive Plan (including an Israeli Appendix), amended and restated as of June 6, 2023 (the "2021 Plan") provides for "double-trigger" protection with respect to equity awards granted under this plan. These agreements and benefits assist us in attracting and retaining our executive officers, including in the event of a potential change in control. For a description of these agreements and benefits, please see "Estimated Potential Payments Upon Termination or Change in Control."



Employee Benefits and Perquisites

For the year ended December 31, 2024, Vimeo employees, including our NEOs, were eligible to participate in the Vimeo Retirement Savings Plan (the "Vimeo Plan") in the United States, which is a tax-qualified plan under Section 401(k) of the Internal Revenue Code. Under the Vimeo Plan, participating employees may contribute up to 50% of their pre-tax earnings, subject to IRS limits. The employer match under the Vimeo Plan is 100% of the first 10% of a participant's eligible earnings, capped at $10,000 annually. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the Vimeo Plan.

We currently provide a range of broad-based benefit plans, including comprehensive health, dental, vision and retirement benefits. In the U.S., we also offer a $1,000 bonus to new biological parents upon birth of a child.

In 2024, none of our NEOs received additional perquisites, other than Mr. Moyer. In order to attain cost savings versus hotel stays, Mr. Moyer, who lives outside of New York, is provided with access to a corporate apartment in New York as a result of his frequent travel to our headquarters. We view these expenses as essential to the efficient performance of his executive duties.

Hedging Policy

Our Board has adopted an insider trading policy, which prohibits our directors, officers, employees and other covered persons from hedging or similar transactions designed to decrease the risks associated with holding our common stock.

Compensation Risk Assessment

The Committee regularly reviews our compensation policies and practices, including the risks created by our compensation plans, and has concluded that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Tax Considerations

The Committee believes that its primary responsibility is to maintain an executive compensation program that attracts, retains, motivates and rewards our executives. Accordingly, the Committee has paid, and may continue to pay, in its discretion, compensation that is not fully deductible or is limited as to tax deductibility.



COMPENSATION AND HUMAN CAPITAL MANAGEMENT COMMITTEE REPORT

The Compensation and Human Capital Management Committee has reviewed the Compensation Discussion and Analysis and discussed it with Vimeo management. In reliance on its review and the discussions referred to above, the Compensation and Human Capital Management Committee has recommended to Vimeo's Board that the Compensation Discussion and Analysis be included in Vimeo's 2024 Annual Report on Form 10-K and this proxy statement.

Members of the Compensation and Human Capital Management Committee

Mo Koyfman (Chair)
Adam Gross



SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation paid to each of Vimeo's named executive officers for the fiscal years ended December 31, 2024, December 31, 2023, and December 31, 2022, as applicable.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[5]	Stock Awards ($)[6]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[8]	Total ($)[1]
Philip Moyer Chief Executive Officer[2]	2024	$426,923	$1,500,000	$ 6,217,624	$—	$ —	$ 40,365	$ 8,184,912
Adam Gross Former Interim Chief Executive Officer[2]	2024	$175,385	$ 836,066	$ 171,998	$—	$ —	$139,615[9]	$ 1,323,064
	2023	$186,923	$ 100,000	$ 789,093	$—	$258,510[7]	$148,560[9]	$ 1,483,086
Gillian Munson Chief Financial Officer	2024	$400,000	$ 983,000	$ 1,385,263	$—	$ —	$ 10,000	$ 2,778,263
	2023	$392,308	$ 560,000	$ 2,901,665	$—	$ —	$ 10,000	$ 3,863,973
	2022	$300,000	$ 178,850	$10,587,588	$—	$ —	$ 10,000	$11,076,438
Jessica Tracy General Counsel & Secretary[3]	2024	$344,615	$ 399,000	$ 455,159	$—	$ —	$ 10,000	$ 1,208,775
Bob Petrocelli Chief Product & Technology Officer[4]	2024	$144,231	$ 169,454	$ 4,056,000	$—	$ —	$ 10,000	$ 4,379,685

(1) Salaries reflect amount actually earned, rather than annualized base salary. For 2023, amounts previously reported for Ms. Munson were adjusted to reflect salary amounts earned during the respective year.

(2) Effective April 8, 2024, Mr. Moyer was appointed as the Company's Chief Executive Officer and a member of the Board. Mr. Moyer succeeded Mr. Gross, who served as the Company's Interim Chief Executive Officer from September 1, 2023 to April 8, 2024.

(3) Ms. Tracy has served as our General Counsel & Secretary since February 1, 2024. No amounts are reported in this table for Ms. Tracy prior to 2024 because Ms. Tracy was not a named executive officer prior to 2024.

(4) Mr. Petrocelli joined the Company as our Chief Product & Technology Officer on September 9, 2024.

(5) For Mr. Moyer, the amount reflects a discretionary performance-based bonus of $1,200,000 and a sign-on bonus of $300,000 paid in connection with his commencement of employment. For Mr. Gross, the amount reflects a discretionary performance-based bonus of $836,066. For Ms. Munson, the amount reflects a discretionary performance-based bonus of $448,000, a special Board bonus of $375,000, and a supplemental cash bonus of $160,000. For Ms. Tracy, the amount reflects a discretionary performance-based bonus of $294,000 and a supplemental cash bonus of $105,000. For Mr. Petrocelli, the amount reflects a discretionary performance-based bonus of $102,787 and a supplemental cash bonus of $66,667. The Petrocelli Agreement provides for a one-time supplemental cash bonus of $400,000, to be paid in equal installments every three months following date of hire. Accordingly, the amount reflects only such installments paid in 2024. For additional detail, see "Employment Agreements" below. Other than as noted herein, for all NEOs, bonuses were paid in the first quarter of the year following the year earned. For additional details on NEO bonuses, see further discussion under "Executive Compensation—Compensation Discussion and Analysis—Annual Cash Bonuses and Other Bonuses" above.

(6) Reflects the grant date fair value of RSU awards granted to our NEOs during each fiscal year, as applicable to the NEO. In addition, reflects the grant date fair value of RSU awards granted to Mr. Gross in 2024 ($171,998) and in 2023 ($189,331) which were awarded to him as a director on our Board prior to and following his service as Interim Chief Executive Officer (See "Director Compensation" below). The grant date fair value of each RSU was determined by multiplying the number of underlying shares of the RSU by the closing stock price of Vimeo common stock on the date of grant. We do not estimate forfeitures in calculating the grant date fair value of the RSUs, as permitted by FASB ASC Topic 718. For information about the grant date fair value of RSUs, see Note 10 to our consolidated financial statements included in our 2024 Annual Report. For Ms. Munson, the grant date fair value of the 2023 RSU awards included in the table is based on the base number of RSUs and the grant date fair value of the 2023 RSU awards assuming maximum achievement of the performance conditions associated with the award is $5,803,330.

(7) Reflects the earned amount of a non-discretionary bonus awarded to Mr. Gross in connection with his appointment as Interim Chief Executive Officer.

(8) For each named executive officer, includes 401(k) plan matching contributions ($10,000 each year for each named executive officer). For Mr. Moyer, also includes $30,364.50 in taxable fringe benefits related to Mr. Moyer's travel costs to our New York headquarters and use of the corporate apartment. See further discussion under "Executive Compensation—Compensation Discussion and Analysis—Employee Benefits and Perquisites." For Mr. Gross, also includes fees that he earned with respect to his service as a director prior to and following his service as Interim Chief Executive Officer, including pursuant to our non-employee director compensation arrangements as described under "Director Compensation" below ($39,066 in 2024 and $38,560 in 2023), for 2024, a special board advisory fee of $90,000, in consideration of Mr. Gross' additional Board advisory and transition oversight services in connection with Mr. Moyer's onboarding to the Company, and for 2023, a special director fee of $100,000 for his increased time commitment prior to his start date as Interim Chief Executive Officer in connection with onboarding that took place between July 5, 2023 and August 31, 2023.



(9)   Mr. Gross elected to participate in Vimeo's Deferred Compensation Plan for Non-Employee Directors, as described under "Director Compensation" below, and his $39,066 of director fees in 2024 and $38,560 of director fees in 2023 represent the dollar value of fees he deferred in the form of share units under the plan. Mr. Gross did not participate in Vimeo's Deferred Compensation Plan for the period from September 1, 2023 through April 8, 2024 during which time he served as our Interim Chief Executive Officer and was therefore an affiliate director. The amounts previously accrued by Mr. Gross continue to be held in book entry by the Company and will be paid out in accordance with the terms of the Deferred Compensation Plan.

GRANTS OF PLAN-BASED AWARDS IN 2024

The table below provides information regarding all Vimeo awards granted to our NEOs in 2024. The grant date fair value of the RSU awards is calculated by multiplying the number of RSUs by the closing stock price of Vimeo common stock on the date of grant. See footnote (6) to the Summary Compensation Table above.

| Name | Grant Date | Estimated future payouts under non-equity incentive plan awards | | | Estimated future payouts under equity incentive plan awards | | | All other stock awards: Number of shares of stock or units (#) | Grant date fair value of stock and option awards ($)[6] |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Philip Moyer	04/08/2024[1]	—	—	—	—	—	—	1,680,439	6,217,624
Adam Gross	06/13/2024[2]	—	—	—	—	—	—	44,444	171,998
Gillian Munson	02/07/2024[3]	—	—	—	—	—	—	368,421	1,385,263
Jessica Tracy	02/07/2024[4]	—	—	—	—	—	—	121,053	455,159
Bob Petrocelli	09/09/2024[5]	—	—	—	—	—	—	800,000	4,056,000

(1) Represents a grant of RSUs with respect to shares of Vimeo's common stock made upon Mr. Moyer's appointment as Chief Executive Officer, which vest over a three-year period as follows: (i) 280,073 RSUs vested on October 8, 2024, (ii) 280,073 RSUs vested on April 8, 2025, (iii) 560,146 RSUs will vest on April 8, 2026, and (iv) 560,147 RSUs will vest on April 8, 2027, in each case generally subject to continued service with Vimeo through the applicable vesting date.

(2) Represents a grant of RSUs with respect to shares of Vimeo's common stock, which were granted to Mr. Gross in his capacity as a non-employee director following the completion of his service as Interim Chief Executive Officer. These RSUs vest in two equal installments on June 1, 2025 and June 1, 2026, generally subject to continued service with us through the applicable vesting date.

(3) Represents a grant of RSUs with respect to shares of Vimeo's common stock, which vested in full on February 1, 2025.

(4) Represents a grant of RSUs with respect to shares of Vimeo's common stock made upon Ms. Tracy's promotion to General Counsel & Secretary, which vested in full on February 1, 2025.

(5) Represents a grant of RSUs with respect to shares of Vimeo's common stock made upon Mr. Petrocelli's appointment as Chief Product and Technology Officer, which vest in equal installments every six months as follows: (i) 160,000 RSUs vested on March 9, 2025, (ii) 160,000 RSUs will vest on September 9, 2025, (iii) 160,000 RSUs will vest on March 9, 2026, (iv) 160,000 RSUs will vest on September 9, 2026, and (v) 160,000 RSUs will vest on March 9, 2027, in each case generally subject to continued service with us through the applicable vesting date.

(6) Represents the grant date fair value of the awards granted during 2024, as determined under FASB ASC Topic 718. See footnote (6) to the Summary Compensation Table above.



NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

EMPLOYMENT AGREEMENTS

We entered into an employment agreement with each of Mr. Moyer, dated as of March 26, 2024, Mr. Gross, dated as of July 4, 2023, Ms. Munson, dated as of April 2, 2022, Ms. Tracy, dated as of January 31, 2024, and Mr. Petrocelli, dated as of August 15, 2024, respectively. We refer to these agreements as the "Moyer Agreement," the "Gross Agreement," the "Munson Agreement," the "Tracy Agreement," and the "Petrocelli Agreement," respectively.

Moyer Agreement

The Moyer Agreement provides that Mr. Moyer will serve as our Chief Executive Officer. The Moyer Agreement provides for "at will" employment. The Moyer Agreement provides for (i) an annual base salary of $600,000; (ii) eligibility to receive an annual discretionary bonus, with a target bonus range equal to 100% to 200% of his base salary; (iii) a one-time sign-on bonus equal to $300,000; (iv) a grant of 1,680,439 RSUs, which vest over three years as follows: during the first year, one-sixth of the RSUs vested every six months, and thereafter, the RSUs vest annually in two equal installments, each equal to one-third of the RSUs; and (v) participation in our employee benefit plans. In addition, the Moyer Agreement further provides for (i) at least twelve months of his then-current salary, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof and (ii) up to twelve months of health benefits coverage provided through COBRA, upon the termination of his employment without cause or for good reason (as such terms are defined in the Moyer Agreement), subject to his execution of a standard severance agreement. Mr. Moyer has agreed to non-competition and non-solicitation covenants in the Moyer Agreement. Mr. Moyer is also party to an Employee Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Gross Agreement

The Gross Agreement provided that Mr. Gross would serve as our Interim Chief Executive Officer, effective as of September 1, 2023. Mr. Gross' tenure as Interim Chief Executive Officer ended on April 8, 2024, in connection with the appointment of Philip Moyer as Chief Executive Officer. The Gross Agreement provided for "at will" employment. The Gross Agreement provided for, upon the start of his service as Interim Chief Executive Officer on September 1, 2023, (i) an annual base salary of $600,000; (ii) in lieu of a discretionary bonus, an award of the number of RSUs equal to $600,000 divided by a Company stock price calculation provided by the letter agreement; and (iii) an entitlement to be eligible to earn a non-discretionary bonus. The RSU award vested monthly over 12 months, subject to his continued service with the Company. During the transition period prior to his start date as Interim Chief Executive Officer, Mr. Gross received a special director fee of $100,000 for his increased time commitment in connection with onboarding that took place between July 5, 2023 and August 31, 2023. During the transition period following Mr. Moyer's appointment as Chief Executive Officer, Mr. Gross also received a special board advisory fee of $90,000 for his increased time commitment providing advisory and transition oversight services in connection with Mr. Moyer's onboarding to the Company from April 8, 2024 through June 1, 2024. Mr. Gross entered into an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us while he was Interim Chief Executive Officer that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Prior to his service as Interim Chief Executive Officer, Mr. Gross served as a non-employee member of our Board, and therefore was eligible to participate in our non-employee director compensation program. From September 1, 2023 through April 8, 2024, Mr. Gross did not participate in our non-employee director compensation program, however Mr. Gross' previously-granted director-issued equity compensation continued to vest on its regular



vesting schedule. Mr. Gross resumed participation in our non-employee director compensation program following completion of his service as Interim Chief Executive Officer on April 8, 2024. For additional information on the non-employee director compensation paid to Mr. Gross in 2024, please see the section titled "Director Compensation."

Munson Agreement

The Munson Agreement provides that Ms. Munson will serve as our Chief Financial Officer. The Munson Agreement provides for "at will" employment. The Munson Agreement provides for (i) an annual base salary of $400,000; (ii) eligibility to receive a discretionary annual bonus with a target bonus of 80% of her base salary; (iii) a grant of 827,802 RSUs, which vested in three equal installments on an annual basis; and (iv) participation in our employee benefit plans. If Ms. Munson's employment is terminated by us without cause or if Ms. Munson terminates her employment with us for good reason (as such terms are defined in the Munson Agreement), she will be entitled to severance equal to (i) at least twelve months of her then-current salary, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof and (ii) health benefits coverage for up to twelve months or, at our option, COBRA coverage for the same period, subject to her execution of a standard severance agreement. Ms. Munson has agreed to confidentiality, intellectual property, non-competition and non-solicitation covenants.

In March 2023, we and Ms. Munson entered into a Market Stock Unit Award Agreement, with a base award of 500,000 RSUs. The number of RSUs earned is subject to upward or downward adjustment from 50% to 200% of the base number of RSUs, based on (i) for the first three tranches, a "payout factor," calculated as (a) the volume-weighted average of the closing price of the Company's common stock for the twenty (20) trading days immediately preceding the applicable vesting date divided by (b) $4.00 and (ii) for the true-up tranche, if the payout factor for the third tranche exceeds the payout factor for the first or second tranches, (a) the number of vested RSUs for each applicable tranche, recalculated using the payout factor for the third tranche, less (b) the number of previously-vested RSUs for the applicable tranche. The first three tranches of market-based RSUs vest annually, and the final, "true-up tranche" vests along with the third tranche.

Tracy Agreement

The Tracy Agreement provides that Ms. Tracy will serve as our General Counsel & Secretary, effective February 1, 2024, after previously having served as our Senior Vice President, Interim General Counsel & Secretary. The Tracy Agreement provides for "at will" employment. The Tracy Agreement provides for (i) an annual base salary of $350,000; (ii) eligibility to receive a discretionary annual bonus with a target bonus of 60% of her base salary; (iii) for 2024 only, eligibility to receive a supplemental bonus of $105,000, or 50% of her target 2024 bonus; (iv) a grant of RSUs equivalent to $460,000 as of the grant date, which vested in full on February 1, 2025; and (v) participation in our employee benefit plans. In addition, the Tracy Agreement further provides for (i) at least six months of her then-current salary, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof and (ii) up to six months of health benefits COBRA coverage, upon the termination of her employment without cause or for good reason, subject to her execution of a standard severance agreement. Ms. Tracy is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Petrocelli Agreement

The Petrocelli Agreement provides that Mr. Petrocelli will serve as our Chief Product & Technology Officer. The Petrocelli Agreement provides for "at will" employment. The Petrocelli Agreement provides for (i) an annual base salary of $500,000; (ii) eligibility to receive an annual discretionary bonus, with a target bonus equal to 60% of his base salary; (iii) a grant of 800,000 RSUs, which vest in five equal installments every six months following the vesting start date; (iv) eligibility to receive a one-time supplemental cash bonus of $400,000 which will be paid in equal installments of $66,666.66 every three months following his date of hire, subject to continued employment;



and (v) participation in our employee benefit plans. In addition, the Petrocelli Agreement further provides for (i) at least six months of his then-current salary, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof and (ii) up to six months of health benefits COBRA coverage, upon the termination of his employment without cause or for good reason, subject to his execution of a standard severance agreement. Mr. Petrocelli has agreed to non-solicitation covenants in the Petrocelli Agreement. Mr. Petrocelli is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

OUTSTANDING EQUITY AWARDS AT YEAR-END TABLE

The table below provides information regarding RSUs held by our named executive officers on December 31, 2024. The market value of RSU awards is based on the closing market price of Vimeo common stock ($6.40) on December 31, 2024.

		Option Awards						Stock Awards	
Name	Grant date	Number of securities underlying unexercised SARs/ options (#) (Exercisable)	Number of securities underlying unexercised SARs/ options (#) (Unexercisable)	Option/ SAR exercise price ($)	Option/ SAR expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[4]	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[4]
Philip Moyer									
RSUs	04/08/2024	—	—	—	—	1,400,366	8,962,342	—	—
Adam Gross									
RSUs[1]	06/06/2023	—	—	—	—	22,222	142,221	—	—
RSUs[1]	06/13/2024	—	—	—	—	44,444	284,442	—	—
Gillian Munson									
RSUs	4/04/2022	—	—	—	—	275,934	1,765,978	—	—
RSUs	3/01/2023	—	—	—	—	—	—	333,333[2][3]	2,133,331
RSUs	02/07/2024	—	—	—	—	368,421	2,357,894	—	—
Jessica Tracy									
RSUs	03/03/2021	—	—	—	—	2,869	18,362	—	—
RSUs	04/13/2023	—	—	—	—	20,000	128,000	—	—
RSUs	05/26/2023	—	—	—	—	66,667	426,669	—	—
RSUs	02/07/2024	—	—	—	—	121,053	774,739	—	—
Bob Petrocelli									
RSUs	09/09/2024	—	—	—	—	800,000	5,120,000	—	—

(1)   Represents RSUs awarded to Mr. Gross as a non-employee director on our Board prior to his appointment as Interim Chief Executive Officer or following the completion of his service as Interim Chief Executive Officer, as applicable.

(2)   The table below provides the following information regarding time-based vesting RSUs held by each of our named executive officers on December 31, 2024: (i) the number of RSUs outstanding on December 31, 2024, (ii) the market value of RSUs outstanding on December 31, 2024, (iii) the vesting schedule for each award (generally the number of RSUs that vest on the grant date of the applicable year unless noted otherwise), in each case generally subject to continued service with us through the applicable vesting date, and (iv) the grant date of each award. For Ms. Munson, the table below includes vesting details for her market-based RSUs granted in March 2023, based on the base number of such RSUs, but the number of units that vest on each date may be different, which is further described in footnote (3) below and under "Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Munson Agreement" above.



Name	Grant Date	Number of Unvested RSUs as of 12/31/24 (#)	Market Value of Unvested RSUs as of 12/31/24 ($)	Vesting Schedule (#) 2025	2026	2027
Philip Moyer	04/08/2024	1,400,366	8,962,342	280,073	560,146	560,147
Adam Gross	06/06/2023	22,222	142,221	22,222	—	—
	06/13/2024	44,444	284,442	22,222[(a)]	22,222[(a)]	—
Gillian Munson	4/04/2022	275,934	1,765,978	275,934	—	—
	3/01/2023	333,333	2,133,331	166,667	166,666	—
	02/07/2024	368,421	2,357,894	368,421[(b)]	—	—
Jessica Tracy	03/03/2021	2,869	18,362	2,869	—	—
	04/13/2023	20,000	$ 128,000	10,000	10,000	—
	05/26/2023	66,667	$ 426,669	33,333	33,334	—
	02/07/2024	121,053	$ 774,739	121,053[(b)]	—	—
Bob Petrocelli	09/09/2024	800,000	$5,120,000	320,000[(c)]	320,000[(c)]	160,000[(c)]

(a)   The number of RSUs vest on June 1 of the applicable year.

(b)   The number of RSUs vested on February 1, 2025.

(c)   The RSUs vest in equal installments every six months as follows: (i) 160,000 RSUs vested on March 9, 2025, (ii) 160,000 RSUs will vest on September 9, 2025, (iii) 160,000 RSUs will vest on March 9, 2026, (iv) 160,000 RSUs will vest on September 9, 2026, and (v) 160,000 RSUs will vest on March 9, 2027.

(3)   Represents market-based RSUs granted in March 2023 which have a base of 500,000 RSUs. Pursuant to Ms. Munson's Market Stock Unit Award Agreement, the number of RSUs earned is subject to upward or downward adjustment from 50% to 200% of the base number of RSUs, based on (i) for the first three tranches, a "payout factor," calculated as (a) the volume-weighted average of the closing price of the Company's common stock for the twenty (20) trading days immediately preceding the applicable vesting date divided by (b) $4.00 and (ii) for the true-up tranche, if the payout factor for the third tranche exceeds the payout factor for the first or second tranches, (a) the number of vested RSUs for each applicable tranche, recalculated using the payout factor for the third tranche, less (b) the number of previously-vested RSUs for the applicable tranche. The first three tranches of market-based RSUs vest annually, and the final, "true-up tranche" vests along with the third tranche.

(4)   Amounts have been determined by multiplying the number of unvested RSUs by $6.40, which was the closing price of a share of Vimeo common stock on December 31, 2024, the last trading day of fiscal year 2024.

Vimeo, Inc. 2021 Stock and Annual Incentive Plan

Vimeo currently has one active equity plan, the 2021 Plan, which was adopted in connection with the Spin-off. The 2021 Plan replaced the Vimeo, LLC 2012 Incentive Plan, the Vimeo, Inc. 2017 Incentive Plan and the Vimeo, Inc. 2019 Incentive Plan (including an Israeli Appendix), collectively referred to as the "Prior Plans." The Prior Plans were automatically terminated and replaced and superseded by the 2021 Plan upon the completion of the Spin-off. Any and all awards granted under the Prior Plans remain in effect on their pre Spin-off terms pursuant to the 2021 Plan, subject to adjustment in connection with the Spin-off and the Vimeo merger. The 2021 Plan also covers Vimeo stock options that were granted as a result of vested IAC stock options in connection with the Spin-off.

The 2021 Plan authorizes the Company to deliver equity awards, including SARs, stock options, RSUs, and other stock-based awards related to shares of Vimeo common stock, to its employees, officers, directors and consultants covering an aggregate of up to 20.0 million shares of the Company's common stock (in addition to previously-awarded shares under the Prior Plans and awards converted in connection with the Spin-off).

Under the 2021 Plan, our overhang (defined as the sum of unvested RSUs and restricted shares and outstanding SARs and stock options, divided by our total shares outstanding) was approximately 14.6% as of December 31, 2024, which is down from 16.8% as of December 31, 2023. Of this overhang, 5.2% is attributable to equity awards granted prior to the Spin-off and equity awards related to the conversion of IAC equity awards upon the Spin-off, and the remaining 9.5% is attributable to equity awards granted after the Spin-off. In addition, our 2024 burn rate was 4.5%, which was slightly higher than our 2023 burn rate of 3.8% but significantly lower than our 2022 burn rate of 8.6% and was achieved during a year of significant leadership transition. This material decrease over the past two years shows our progress with respect to our commitment to our stockholders to materially decrease our burn rate since 2022. We achieved this goal via a disciplined approach to our employee equity compensation program.



Our three-year average burn rate at December 31, 2024 was 5.6%. We remain committed to maintaining an appropriate burn rate in 2025, and continue to design our equity compensation program with a goal of managing burn rate while balancing the need to attract and retain top talent.

2024 OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding the vesting of restricted stock units by our named executive officers in 2024. There were no option exercises by our NEOs in 2024.

Name	Stock Awards[2]	
	Number of Shares Acquired on Vesting (#)[3]	Value Realized on Vesting ($)
Philip Moyer	280,073	1,375,158
Adam Gross[1]	144,220	1,020,956
Gillian Munson	445,934	1,900,249
Jessica Tracy	46,202	180,808
Bob Petrocelli	—	—

(1) Amounts shown for Mr. Gross include RSUs which were awarded to him as a non-employee director on our Board prior to his appointment as Interim Chief Executive Officer, in the amount of 34,239 shares acquired on vesting, with a value realized on vesting of $131,664.

(2) Amounts shown in these columns reflect RSUs that vested during 2024. The value realized upon the vesting of RSUs was calculated, as required by SEC rules, using the closing price of our common stock on the date such RSUs became vested.

(3) After withholding shares sufficient to cover applicable taxes and fees due upon the vesting of RSUs, the named executive officers retained a total of 587,219 net shares in aggregate with individual shares retained as follows. In certain cases, executives paid applicable taxes and fees in cash as opposed to withholding shares to cover.

Name	Total Net Shares Retained
Philip Moyer	240,073
Adam Gross	94,512
Gillian Munson	225,053
Jessica Tracy	27,581

PENSION BENEFITS

None of our NEOs participated in or received benefits from a pension plan during the fiscal year ended December 31, 2024 or in any prior year.

NONQUALIFIED DEFERRED COMPENSATION

None of our NEOs participated in or received benefits from a nonqualified deferred compensation plan during the fiscal year ended December 31, 2024 or in any prior year with respect to their service as an employee. Prior to and following Mr. Gross' service as Interim Chief Executive Officer, Mr. Gross participated in Vimeo's Deferred Compensation Plan for Non-Employee Directors, the material terms of which are described under "Director Compensation" below. The following table sets forth information regarding the participation of Mr. Gross in Vimeo's Deferred Compensation Plan for Non-Employee Directors for 2024.



Name	Executive contributions in last FY ($)[1]	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)[2]	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)[3]
Adam Gross	39,066	—	75,932.63	—	195,955.16

(1) This amount relates to Mr. Gross' voluntary deferral of $39,066 of non-employee director fees in the form of 8,194.554 share units pursuant to the Deferred Compensation Plan for Non-Employee Directors in 2024. The share unit amounts accrued by Mr. Gross as a non-employee director continue to be held in book entry by the Company and will be paid out in accordance with the terms of the Deferred Compensation Plan for Non-Employee Directors after Mr. Gross ceases to be a member of the Board. This amount is reflected in the "All Other Compensation" column for 2024 in our Summary Compensation Table above.

(2) This amount reflects the change in value of the shares of our common stock underlying the share units credited to Mr. Gross under the Deferred Compensation Plan for Non-Employee Directors, from December 31, 2023 to December 31, 2024, calculated as the difference between (a) the per share closing price of our common stock on December 29, 2023 and (b) the per share closing price of our common stock on December 31, 2024 (in each case, the last trading day of the fiscal year). This amount was not reported in the Summary Compensation Table as it does not represent above-market or preferential earnings.

(3) The value set forth in this column is based on the closing price of our common stock of $6.40 on December 31, 2024. Amounts deferred by Mr. Gross in 2023 were reflected in the "All Other Compensation" column in the Summary Compensation Table in our 2024 Proxy Statement. Amounts for years prior to 2023 were not reported in the Summary Compensation Tables, but certain amounts were reported in the "Fees Earned or Paid in Cash" columns in the Director Compensation tables for prior years as Mr. Gross was a non-employee director and not a named executive officer.

ESTIMATED POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Overview

Certain of our employment agreements, equity award agreements and/or omnibus stock and annual incentive plans entitle our named executive officers to continued base salary payments, continued health coverage, and/or the acceleration of the vesting of equity awards, and/or extended post-termination exercise periods for stock options upon certain terminations of employment (including certain terminations during specified periods following a change in control of Vimeo).

Amounts and Benefits Payable Upon a Qualifying Termination

Upon a termination of the named executive officer's employment by the Company without cause or the named executive officer's resignation for good reason (a "Qualifying Termination") as of December 31, 2024, pursuant to the terms of such named executive officer's employment agreement in effect at the time, and subject to the execution of a standard severance agreement and compliance with customary post-termination covenants as further described below, (i) each of Mr. Moyer and Ms. Munson would be entitled to severance equal to at least 12 months of then-current salary from the date of such Qualifying Termination, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof, as well as up to twelve months of health benefits coverage, for Mr. Moyer, provided through COBRA, and for Ms. Munson, or, at our option, COBRA coverage, and (ii) each of Ms. Tracy and Mr. Petrocelli is entitled to severance equal to at least six months of then-current salary from the date of such Qualifying Termination, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof, as well as up to six months of health benefits coverage provided through COBRA.

Ms. Munson's 2022 award agreement provides that her next tranche of unvested RSUs will become fully vested as of the date of a Qualifying Termination.

Pursuant to their respective employment agreement in effect on December 31, 2024, each of Mr. Moyer and Ms. Munson is bound by covenants not to compete with Vimeo and not to solicit Vimeo's employees, customers or business partners during the term of the NEO's employment and for 12 months (in the case of Mr. Moyer, 18 months) thereafter. Pursuant to his employment agreement, Mr. Petrocelli is bound by covenants not to solicit



Vimeo's employees, customers or business partners during the term of his employment and for 12 months thereafter. Each of Messrs. Moyer and Petrocelli and Mses. Munson and Tracy is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property and mutual non-disparagement covenants.

For Ms. Munson, the terms "cause" and "good reason" have the meanings set forth in Schedule B to her employment agreement dated April 2, 2022. Otherwise, the terms "cause" and "good reason" have the meanings set forth in the 2021 Plan.

Amounts and Benefits Payable Upon Death or Disability

Upon a termination of the named executive officer's employment by the Company due to death or disability as of December 31, 2024, pursuant to the 2021 Plan, any option or SAR held by the individual that was exercisable immediately before the termination of employment may be exercised at any time until the earlier of (a) the first anniversary of such termination of employment and (b) the expiration of the term thereof. As of December 31, 2024, there were no outstanding options or SARs held by the NEOs.

Amounts and Benefits Payable Upon a Change in Control

Under the 2021 Plan, unless otherwise provided by the administrator in the applicable award agreement, in the event that, upon a termination of employment (other than for cause or disability) or resignation for good reason during the two (2)-year period following a "change in control" (as such term is defined in the 2021 Plan):

- all unvested stock options and SARs, including any stock options and SARs held by our named executive officers, outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and exercisable and will remain exercisable for the greater of: (i) the period that they would have remained exercisable absent the change in control provision and (ii) the lesser of the original term or one (1) year following such termination or resignation;

- all restrictions applicable to all restricted stock awards outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will lapse and such restricted stock awards will become fully vested and transferable; and

- all RSUs, including the RSUs held by our named executive officers, outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and such RSUs will be settled in cash or shares of Vimeo common stock as promptly as practicable.

Upon a Qualifying Termination on December 31, 2024 that occurred during the two year period following a change in control of Vimeo (as defined in the 2021 Plan and related award agreements), the vesting of all then outstanding and unvested RSUs held by each NEO would have been accelerated.

Potential Payments Upon Termination or Change in Control Table

The amounts that would become payable to our named executive officers upon the events described above, assuming a termination date of December 31, 2024, are described and quantified in the table below. These amounts exclude the effect of any applicable taxes, are based on the named executive officer's base salary on December 31, 2024, the number of Vimeo equity awards outstanding and unvested on December 31, 2024, and the closing price of Vimeo common stock ($6.40) on December 31, 2024, the last trading date of fiscal year 2024. Amounts are not included in the table for Mr. Gross as he was not employed as an executive officer on December 31, 2024. Mr. Gross received a discretionary bonus of $836,066 as discussed under "Executive Compensation—Compensation Discussion and Analysis—Annual Cash Bonuses and Other Bonuses" above in respect of his service as Interim Chief Executive Officer and in connection with his conclusion of service as Interim Chief Executive Officer . Mr. Gross is not included in the tables below because he was not entitled to any potential severance payments as of December 31, 2024, as he was no longer an employee of the Company at that time. Consistent with the terms of



the equity awards held by our non-employee members of the Board, in the event of a termination of service with Vimeo and its affiliates upon a change in control of Vimeo as of December 31, 2024, the RSUs held by Mr. Gross as of such date granted in his capacity as a non-employee director would have accelerated, 66,666 RSUs ($426,662, valued based on the closing price of Vimeo common stock on this date).

Name and Benefit	Qualifying Termination	Qualifying Termination During the Two Year Period Following a Change in Control of Vimeo	Death/Disability
Philip Moyer			
Salary	$ 600,000	$ 600,000	$—
Continued health coverage[1]	$ 31,421	$ 31,421	$—
Market value of RSUs that would vest[2]	$ —	$8,962,342	$—
Total estimated severance benefits	$ 631,421	$9,593,763	$—
Gillian Munson			
Salary	$ 400,000	$ 400,000	$—
Continued health coverage[1]	$ 34,296	$ 34,296	$—
Market value of RSUs that would vest[2]	$1,765,978	$6,417,203[3]	$—
Total estimated severance benefits	$2,200,274	$6,851,499	$—
Jessica Tracy			
Salary	$ 175,000	$ 175,000	$—
Continued health coverage[1]	$ 17,148	$ 17,148	$—
Market value of RSUs that would vest[2]	$ —	$1,347,770	$—
Total estimated severance benefits	$ 192,148	$1,539,918	$—
Bob Petrocelli			
Salary	$ 250,000	$ 250,000	$—
Continued health coverage[1]	$ 17,350	$ 17,350	$—
Market value of RSUs that would vest[2]	$ —	$5,120,000	$—
Total estimated severance benefits	$ 267,350	$5,387,350	$—

(1) Represents the total payments necessary to cover the full premiums for continued coverage under the Company's medical and dental plans through COBRA for (i) 12 months, in the case of Mr. Moyer and Ms. Munson, and (ii) six months, in the case of Ms. Tracy and Mr. Petrocelli. Ms. Munson had not elected to participate in Company healthcare coverage as of December 31, 2024, therefore the amount indicated represents the COBRA rates that would apply if she had elected the highest levels of coverage as of such date.

(2) Represents the closing price of Vimeo common stock ($6.40) on December 31, 2024 multiplied by the number of RSUs accelerated upon the occurrence of the relevant event.

(3) Represents (i) $4,123,872 payable for the outstanding time-based RSUs held by Ms. Munson, and (ii) $2,293,331 payable for the outstanding market-based RSUs held by Ms. Munson, based on a 20-day volume weighted average price of 6.88 as of December 31, 2024. For further information on the market-based RSUs, please see "Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Munson Agreement" above.

PAY VERSUS PERFORMANCE

In accordance with Item 402(v) under Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), the following table sets forth information concerning pay versus performance for our Principal Executive Officer ("PEO") and the average compensation of our non-Principal Executive Officer named executive officers ("Non-PEO NEOs") for the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, and December 31, 2021. For further information concerning our executive compensation program and how we align executive compensation with our performance, see the "Executive Compensation—Compensation Discussion and Analysis" section within this proxy statement.

| | | | | | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year[1]	Summary Compensation Table Total for Philip Moyer (PEO)[2]	Summary Compensation Table Total for Adam Gross (PEO)[2]	Summary Compensation Table Total for Anjali Sud (PEO)[2]	Compensation Actually Paid to Philip Moyer (PEO)[3]	Compensation Actually Paid to Adam Gross (PEO)[3]	Compensation Actually Paid to Anjali Sud (PEO)[3]	Average Summary Compensation Table Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[3]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[5]	Net Income (Loss)[6]	Adjusted EBITDA[7]
2024	$8,184,912	$1,323,064	N/A	$12,304,789	$1,513,973	N/A	$2,788,908	$ 4,643,085	$14.10	$195.39	$ 27,012,117	$55,340,560
2023	N/A	$1,483,086	$ 3,106,674	N/A	$1,445,162	$ (965,513)	$2,859,313	$ 1,351,213	$ 8.64	$143.02	$ 22,031,807	$34,418,241
2022	N/A	N/A	$ 8,095,861	N/A	N/A	$(4,924,823)	$5,810,709	$ (3,262,750)	$ 7.56	$ 90.61	$(79,591,879)	$(8,233,640)
2021	N/A	N/A	$18,844,127	N/A	N/A	$ 7,515,181	$8,213,980	$(17,568,253)	$39.57	$126.19	$(52,767,116)	$(9,353,226)

(1) The PEO and Non-PEO NEOs for the applicable years were as follows:

- 2024: Mr. Gross (from January 1, 2024 to April 8, 2024) and Mr. Moyer (since April 8, 2024) served as our PEOs and Ms. Munson, Ms. Tracy, and Mr. Petrocelli served as the Non-PEO NEOs.

- 2023: Anjali Sud (from January 1, 2023 to August 31, 2023) and Mr. Gross (from September 1, 2023 to December 31, 2023) served as our PEOs and Ms. Munson, Eric Cox (Former Chief Operating Officer), and Mark Kornfilt (Former President) served as the Non-PEO NEOs.

- 2022: Ms. Sud served as our PEO and Ms. Munson and Mr. Kornfilt, Michael Cheah (former General Counsel and Secretary) and Narayan Menon (former Chief Financial Officer) served as the Non-PEO NEOs.

- 2021: Ms. Sud served as our PEO and Messrs. Kornfilt and Menon served as the Non-PEO NEOs.

(2) Amounts represent the total compensation reported in the Summary Compensation Table for our PEOs for the indicated fiscal years (for 2024, each of Mr. Moyer as our Current PEO as of December 31, 2024 and Mr. Gross as our Former PEO), and the average total compensation reported in the Summary Compensation Table for our Non-PEO NEOs for the indicated fiscal years.

(3) Amounts represent compensation actually paid to our Current PEO, Former PEO and the average compensation actually paid to our non-PEO NEOs for the relevant fiscal year, as determined under SEC rules. The table below describes the difference between summary compensation table totals and compensation actually paid totals. Our compensation actually paid totals in some cases reflect a negative number because in some cases our stock price decreased since the applicable grant dates. In calculating the "Compensation Actually Paid" amounts reflected in these columns, the valuation methodology used to calculate the fair value of the equity awards did not materially differ from those disclosed as of the grant date in the "Notes to Consolidated Financial Statements" in our 2024 Annual Report and our Annual Reports on Form 10-K for prior fiscal years.



	2024			2023			2022	
	PEO (Philip Moyer)	PEO (Adam Gross)	Average Non-PEO NEOs	PEO (Adam Gross)	PEO (Anjali Sud)	Average Non-PEO NEOs	PEO	Average Non-PEO NEOs
Total Compensation for covered fiscal year (FY) from Summary Compensation Table (SCT)	$ 8,184,912	$1,323,064	$ 2,788,908	$1,483,086	$ 3,106,674	$ 2,859,313	$ 8,095,861	$ 5,810,709
DEDUCT: grant date fair value (GDFV) of equity awards granted during FY from SCT	$(6,217,624)	$ (171,998)	$(1,965,474)	$ (789,093)	$(2,178,116)	$(2,360,022)	$(7,184,861)	$(5,278,561)
ADD: Fair value (FV) as of FY-end of equity awards granted during the year that are outstanding and unvested as of FY-end	$ 8,962,342	$ 284,442	$ 2,750,878	$ 605,346	$ —	$ 998,335	$ 417,816	$(1,062,942)
ADD: change as of end of FY (from end of prior FY) in FV of awards granted in any prior year that are outstanding and unvested as of FY-end	$ —	$ 55,111	$ 1,013,790	$ 5,888	$ —	$ 90,138	$(6,253,639)	$(1,793,180)
ADD: vesting date FV for any equity awards granted during the year that vested at the end of or during FY	$ 1,375,158	$ —	$ —	$ 125,988	$ —	$ —	$ —	$ —
ADD: change as of the vesting date (from end of prior FY) in FV for any equity awards granted in any prior year that vested at the end of or during FY	$ —	$ 23,355	$ 54,983	$ 13,947	$ —	$ 49,728	$ —	$(1,451,448)
DEDUCT: FV at the end of the prior FY for awards granted in any prior year that failed to meet applicable vesting conditions during FY	$ —	$ —	$ —	$ —	$(1,894,071)	$ (286,280)	$ —	$(1,613,213)
ADD: Value of dividends or other earnings paid on stock or option awards in FY not otherwise reflected in total compensation	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Compensation Actually Paid (as defined by SEC rules)	$12,304,789	$1,513,973	$ 4,643,085	$1,445,162	(965,513)	1,351,213	$(4,924,823)	$(3,262,750)

(4) Amounts reported in this column represent cumulative total shareholder return "TSR" of the Company under SEC rules from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq), through the last trading day for the applicable fiscal year in the table. TSR is calculated by assuming the investment of $100 in our common stock on May 25, 2021 and the reinvestment of dividends. The closing market price of our common stock on May 25, 2021 was $45.39 per share.

(5) Amounts reported in this column represent the peer group TSR under SEC rules from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq), through the last trading day for the applicable fiscal year in the table. The peer group TSR is calculated by assuming the investment of $100 in the Standard & Poor Information Technology Index on May 25, 2021 and the reinvestment of dividends. The peer group used for this purpose is the Standard & Poor Information Technology Index, the same peer group we use for purposes of Item 201(e) of Regulation S-K.

(6) Amounts reported represent the amount of net income (loss) of the Company reported in our Annual Report on Form 10-K for the applicable fiscal year.

(7) Our company-selected measure is Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), which is a non-GAAP measure defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; (3) amortization of intangible assets; (4) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (5) restructuring costs associated with exit or disposal activities such as a reduction in force or reorganization. Adjusted EBITDA is calculated as described in Annex A.



Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," we consider several performance measures when making compensation decisions. Not all of these Company measures are presented in the Pay versus Performance table above. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

"Compensation Actually Paid" and Cumulative TSR

The amount of "compensation actually paid" to our PEO (Ms. Sud) was generally aligned with the Company's cumulative TSR for 2021 and 2022 as both decreased. For 2023, the Company's cumulative TSR increased slightly, which is still generally aligned with the amount of "compensation actually paid" to our PEOs (Mr. Gross and Ms. Sud), in the aggregate, as it also increased. For 2024, the Company's cumulative TSR saw a significant increase, which aligned with the amount of "compensation actually paid" to our PEOs (Mr. Moyer and Mr. Gross), in the aggregate, which saw an increase from the prior year. Over the four years presented in the table, the average amount of "compensation actually paid" to the Company's Non-PEO NEOs as a group increased, which generally aligned with the Company's cumulative TSR, despite turnover during 2022 and 2023 within our non-PEO NEO group.

"Compensation Actually Paid" and Net Income

The Company does not use net income (loss) as a performance measure in its overall executive compensation program and therefore would not expect a meaningful relationship to exist between the measures and no such relationship does exist.

"Compensation Actually Paid" and Adjusted EBITDA

For 2021 and 2022, the amount of "compensation actually paid" to our PEO (Ms. Sud) and the average amount of "compensation actually paid" to the Company's Non-PEO NEOs as a group, decreased and increased by a relatively large margin, respectively, whereas the Company's Adjusted EBITDA increased, but was relatively consistent, over the two years.

For 2023 and 2024, the amount of "compensation actually paid" to our PEOs (for 2023, Mr. Gross and Ms. Sud and for 2024, Mr. Moyer and Mr. Gross), in the aggregate, and the average amount of "compensation actually paid" to the Company's Non-PEO NEOs as a group both increased, and the Company's Adjusted EBITDA increased significantly in both years, primarily due to a decrease in gross profit, more than offset by decreases in compensation expense and other employee-related costs, advertising costs, and provision for credit losses, as well as an increased investment in technology and more productive marketing & sales engine, as discussed in more detail in our 2024 Annual Report. We use Adjusted EBITDA as a metric in our annual incentive program to determine discretionary annual bonuses, but not as a multi-year financial metric for our performance-based equity awards, which means that the relationship between this metric and "compensation actually paid" will not necessarily be aligned as a result of the different time periods that are being evaluated.

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

Our cumulative TSR over the period beginning on May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq) through December 31, 2024 was $14.10, while the cumulative TSR of the peer group presented for this purpose, the Standard & Poor Information Technology Index, was $195.39 over the same time period.



Performance Measures

The following is an unranked list of financial performance measures, including the Company-Selected Measure, which in our assessment represent the most important financial performance measures used by the Company in considering compensation actually paid to our NEOs for 2024:

- Adjusted EBITDA
- Revenue
- Bookings

While these financial measures are the most important financial measures we used to align compensation actually paid to our NEOs for 2024, company performance and additional financial and other measures were also used to align pay and performance, as further described in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement.

 

PAY RATIO DISCLOSURE

In accordance with Item 402(u) under Regulation S-K of the Securities Act, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our Chief Executive Officer, Philip Moyer, who has served in such role since April 8, 2024. The pay ratio disclosure set forth below is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

For the fiscal year ended December 31, 2024: (i) the estimated median of the total annual compensation of all Vimeo employees (other than Mr. Moyer) was approximately $143,986, (ii) the total annual compensation of Mr. Moyer, on an annualized basis, was $8,357,989 and (iii) the ratio of Mr. Moyer's annualized total compensation to the median of the annual total compensation of our other employees was approximately 58 to 1. In determining Mr. Moyer's total annual compensation, we adjusted the compensation reported in the "Summary Compensation Table" to reflect his compensation as if he were the CEO for the full calendar year by increasing his base salary to the annualized base salary of $600,000. For purposes of calculating the pay ratio herein, this resulted in total annual compensation of $8,357,989 for the CEO as opposed to the amount shown in the "Summary Compensation Table." Notably, Mr. Moyer joined the Company in 2024 and received an initial new-hire equity award as part of his 2024 compensation, which impacts our 2024 CEO pay ratio.

To identify our median employee in 2024, we first identified our total number of employees globally as of December 31, 2024 (1,102 in total, 498 of whom were located in various jurisdictions outside of the United States). We selected target earnings (base and target bonus and/or commission values) in 2024 as our consistently applied compensation measure, as permitted by SEC rules, which we compared across the applicable employee population, using ending salary on December 31, 2024. After we identified the median employee, we determined such employee's total annual compensation in the same manner as we determined the CEO's total annual compensation in the "Summary Compensation Table."

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's total annual compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As such, the pay ratio reported by other companies may not be comparable to our pay ratio reported above.



DIRECTOR COMPENSATION

Non-Employee Director Compensation Arrangements. The Compensation and Human Capital Management Committee has primary responsibility for establishing non-employee director compensation arrangements, which have been designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Vimeo common stock to further align the interests of our non-employee directors with those of our stockholders.

In 2024, non-employee directors received annual compensation of $50,000 for service on our Board, and additional annual compensation for committee service as follows:

Position	Audit Committee	Compensation and Human Capital Management Committee	Nominating and Corporate Governance Committee
Chair	$20,000	$20,000	—
Each member, including Chair	$10,000	$ 5,000	—

In addition, the arrangements in effect during 2024 also provided that each non-employee director receive a grant of RSUs with a dollar value of $200,000 annually upon re-election on the date of Vimeo's annual meeting of stockholders, the terms of which provide for: (i) vesting in two equal installments on each of the first two anniversaries of the vesting start date, (ii) cancellation and forfeiture of unvested RSUs upon a termination of service with Vimeo and its affiliates and (iii) full acceleration of the vesting of RSUs upon a change in control of Vimeo in the event of termination of service with Vimeo and its affiliates. The Company also reimburses non-employee directors for all reasonable expenses incurred in connection with attendance at Vimeo Board and Board committee meetings.

Glenn Schiffman participated in Vimeo's non-employee director compensation arrangements until he became Chairman of the Board in March 2023. On March 21, 2023, in connection with Mr. Schiffman's appointment as Chairman of the Board and upon the recommendation of the Company's Compensation and Human Capital Management Committee and the advice of our compensation consultant at the time, Compensation Advisory Partners LLC, based on a review of peer and public survey data for 2023, the Company granted the following compensation package to Mr. Schiffman: (i) 250,000 RSUs and (ii) 250,000 options to purchase shares of Company common stock, both of which will vest in full three years after the grant date. The Committee determined to grant Mr. Schiffman this award in consideration of Mr. Schiffman's extensive experience in finance, risk management, information security, and strategic transactions, as well as Mr. Schiffman's background with IAC and extensive knowledge of the Company. To be entitled to each award, Mr. Schiffman must be serving as Chairman of the Board through the applicable vesting date. In the event of a change of control (as defined in the 2021 Plan), the awards will vest in their entirety. Mr. Gross did not participate in our non-employee director compensation program during his service as Interim Chief Executive Officer from September 1, 2023 through April 8, 2024, but prior to and following his service as Interim Chief Executive Officer he participated in our non-employee director compensation program.

Deferred Compensation Plan for Non-Employee Directors. In December 2021, the Compensation and Human Capital Management Committee approved a Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"). Pursuant to the plan, non-employee directors may defer all or a portion of their Board and Board committee fees. Eligible directors who defer all or any portion of these fees can elect to have such deferred fees notionally invested in shares of Vimeo common stock (represented by Vimeo share units) or credited to a cash fund. If any dividends are paid on Vimeo common stock, dividend equivalents will be credited on the Vimeo share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase & Co. After a director ceases to be a member of the Board, he or she will receive: (i) with respect to share units, the number of shares of Vimeo common stock represented by such



share units, and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments are generally made in one lump sum payment, unless a director initially elected to receive up to five annual installments, after the relevant director leaves the Board and otherwise in accordance with the plan.

2024 Non-Employee Director Compensation. The table below provides the amount of: (i) fees earned by non-employee directors for services performed during 2024 and (ii) the grant date fair value of RSU awards granted in 2024. Mr. Gross' compensation in respect of his service as a non-employee director following April 8, 2024 is included with that of our other named executive officers above in the "Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Alesia J. Haas[5]	80,000	171,998	—	251,998
Jay Herratti	62,321	171,998	—	234,319
Ida Kane[5]	60,000	171,998	—	231,998
Mo Koyfman	75,000[1]	171,998	—	246,998
Spike Lee[4]	6,456	171,998	—	178,454
Alexander von Furstenberg	50,000	171,998	—	221,998
Glenn H. Schiffman	—[1]	—	—	—

(1) Mr. Koyfman elected to participate in Vimeo's Deferred Compensation Plan. The amounts represent the dollar value of fees deferred in the form of share units by Mr. Koyfman under Vimeo's Deferred Compensation Plan. Mr. Schiffman previously participated in Vimeo's Deferred Compensation Plan until March 20, 2023, when he became Chairman of the Board, and the amounts previously accrued by Mr. Schiffman continue to be held in book entry by the Company and will be paid out in accordance with the terms of the Deferred Compensation Plan.

(2) Reflects the grant date fair value of RSU awards granted to the director during 2024, calculated by multiplying the closing market price of Vimeo common stock on the grant date by the number of RSUs awarded. We do not estimate forfeitures in calculating the grant date fair value of the RSUs, as permitted by FASB ASC Topic 718. The Company uses a volume-weighted average closing price of its common stock to determine the number of RSUs awarded to directors. As of December 31, 2024, our directors held the following number of RSUs in the aggregate:

Name	Outstanding RSUs (#)
Alesia J. Haas	66,666
Jay Herratti	66,666
Ida Kane	66,666
Mo Koyfman	66,666
Alexander von Furstenberg	66,666
Glenn H. Schiffman	250,000

(3) As a result of the Spin-off, as of December 31, 2024, Mr. Schiffman held 618,553 Vimeo stock options issued in respect of IAC stock options previously granted as part of his compensation received as an officer of IAC and unrelated to his service as a director of Vimeo. Mr. Schiffman also holds 250,000 Vimeo stock options, which were granted on March 21, 2023 in connection with Mr. Schiffman's appointment as Chairman of the Board.

(4) Mr. Lee resigned from the Board effective February 16, 2024, and forfeited all unvested RSUs in connection with his departure.

(5) Mses. Haas and Kane will not stand for re-election at the Annual Meeting.



EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes information, as of December 31, 2024, regarding Vimeo equity compensation plans pursuant to which grants of Vimeo stock appreciation rights, stock options, RSUs or other rights to acquire shares of Vimeo common stock may be made from time to time.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)[4]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders[1][2][3]	24,212,061	$5.46	14,630,070[5]
Equity compensation plans not approved by security holders	—	—	—
Total	24,212,061	$5.46	14,630,070[5]

(1)   Includes grants under Vimeo's 2021 Plan. For a description of this plan, see the first three paragraphs of Note 10 to the consolidated financial statements in our 2024 Annual Report.

(2)   Includes an aggregate of: (i) up to 12,143,411 shares issuable upon the vesting of RSUs and (ii) up to 8,821,650 shares issuable upon the exercise of outstanding stock options and SARs, in each case, as of December 31, 2024.

(3)   Information excludes 3,247,000 shares of Vimeo restricted stock, which is reflected in the total number of shares of Vimeo common stock issued and outstanding as of December 31, 2024.

(4)   The weighted-average exercise price is calculated based on the exercise prices of outstanding stock options and SARs and does not include outstanding RSUs (which have no exercise price).

(5)   Pursuant to Vimeo's 2021 Plan, represents the number of shares remaining available for future delivery under the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of April 21, 2025, information relating to the beneficial ownership of Vimeo common stock and Class B common stock by: (1) each person known by Vimeo to beneficially own more than 5% of the outstanding shares of Vimeo common stock and/or Class B common stock, (2) each director nominee (all of whom are incumbent directors with the exception of Mr. Cahan and Mses. Jett and Kliphouse), (3) each 2024 Vimeo named executive officer, (4) all current directors and executives officers as a group and (5) certain other stockholders. As of April 21, 2025, there were 165,033,022 and 9,399,250 shares of Vimeo common stock and Class B common stock, respectively, outstanding.

Unless otherwise indicated, the beneficial owners listed below may be contacted at Vimeo's corporate headquarters located at 330 West 34th Street, 5th Floor, New York, New York 10001. For each listed person, the number of shares of Vimeo common stock and percent of such class listed includes vested Vimeo SARs and stock options, and assumes the conversion of any shares of Vimeo Class B common stock owned by such person and the vesting of any Vimeo SARs, stock options and/or RSUs scheduled to occur within sixty days of April 21, 2025, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person. Shares of Vimeo Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of Vimeo common stock. The percentage of votes for all classes of capital stock is based on one vote for each share of Vimeo common stock and ten votes for each share of Vimeo Class B common stock.

Name and Address of Beneficial Owner	Vimeo Common Stock Number of Shares Owned	% of Class Owned	Vimeo Class B Common Stock Number of Shares Owned	% of Class Owned	Percent of Vote (All Classes)
Lynrock Lake LP 2 International Drive, Suite 130 Rye Brook, NY 10573	15,017,039[1]	9.1%	—	—	5.8%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	12,115,246[2]	7.3%	—	—	4.7%
Barry Diller	10,014,087[3]	5.7%	9,399,250[4]	100%	36.5%
Philip Moyer	480,335[5]	*	—	—	*
Adam Gross	228,221[6]	*	—	—	*
Gillian Munson	847,472[5]	*	—	—	*
Jessica Tracy	128,059[7]	*	—	—	*
Bob Petrocelli	104,442[5]	*	—	—	*
Adam Cahan	—	—	—	—	—
Alesia J. Haas	95,107[8]	*	—	—	*
Jay Herratti	101,482[9]	*	—	—	*
Lydia Jett	—	—	—	—	—
Ida Kane	95,107[10]	*	—	—	*
Kirsten Kliphouse	—	—	—	—	—
Mo Koyfman	95,480[11]	*	—	—	*
Glenn H. Schiffman	723,180[12]	*	—	—	*
Alexander von Furstenberg	173,823[13]	*	—	—	*
All current executive officers and directors as a group (12 persons)	3,072,708	1.9%	—	—	1.2%



*   The percentage of shares beneficially owned does not exceed 1% of the class.

(1)   Based upon information regarding Vimeo holdings reported by way of a Schedule 13G filed by Lynrock Lake LP ("Lynrock Lake") with the SEC on November 14, 2024. Lynrock Lake beneficially owns the Vimeo holdings disclosed in the table above in its capacity as an investment manager. Lynrock Lake has sole voting power and sole dispositive power over 15,017,039 shares of Vimeo common stock listed in the table above.

(2)   Based upon information regarding Vimeo holdings reported by way of Amendment No. 3 to Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on April 17, 2025. BlackRock has sole voting power over 11,848,017 shares of Vimeo common stock and sole dispositive power over 12,115,246 shares of Vimeo common stock listed in the table above.

(3)   Consists of (i) 612,060 shares of Vimeo common stock held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power, (ii) 2,777 shares of Vimeo common stock held by a family foundation as to which Mr. Diller may be deemed to share voting and investment power and as to which Mr. Diller disclaims beneficial ownership, and (iii) 9,399,250 shares of Vimeo Class B common stock, which are convertible on a one-for-one basis into shares of Vimeo common stock, held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power.

(4)   Consists of 9,399,250 shares of Vimeo Class B common stock, which are convertible on a one-for-one basis into shares of Vimeo common stock, held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power.

(5)   Consists of shares of Vimeo common stock held directly by the respective beneficial owner.

(6)   Consists of (i) 183,777 shares of Vimeo common stock held directly by Mr. Gross and (ii) 44,444 shares of Vimeo common stock underlying RSUs held by Mr. Gross that will vest within 60 days of April 21, 2025.

(7)   Consists of (i) 94,726 shares of Vimeo common stock held directly by Ms. Tracy and (ii) 33,333 shares of Vimeo common stock underlying RSUs held by Ms. Tracy that will vest within 60 days of April 21, 2025.

(8)   Consists of (i) 50,663 shares of Vimeo common stock held directly by Ms. Haas and (ii) 44,444 shares of Vimeo common stock underlying RSUs held by Ms. Haas that will vest within 60 days of April 21, 2025.

(9)   Consists of (i) 57,038 shares of Vimeo common stock held directly by Mr. Herratti and (ii) 44,444 shares of Vimeo common stock underlying RSUs held by Mr. Herratti that will vest within 60 days of April 21, 2025.

(10)   Consists of (i) 50,663 shares of Vimeo common stock held directly by Ms. Kane and (ii) 44,444 shares of Vimeo common stock underlying RSUs held by Ms. Kane that will vest within 60 days of April 21, 2025.

(11)   Consists of (i) 51,036 shares of Vimeo common stock held directly by Mr. Koyfman and (ii) 44,444 shares of Vimeo common stock underlying RSUs held by Mr. Koyfman that will vest within 60 days of April 21, 2025.

(12)   Consists of (i) 104,627 shares of Vimeo common stock held directly by Mr. Schiffman and (ii) 618,553 shares of Vimeo common stock underlying vested options held by Mr. Schiffman.

(13)   Consists of (i) 129,379 shares of Vimeo common stock held directly by Mr. von Furstenberg and (ii) 44,444 shares of Vimeo common stock underlying RSUs held by Mr. von Furstenberg that will vest within 60 days of April 21, 2025.



CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

We currently have a written related party transaction policy that sets forth our procedures for the identification, review, consideration, and approval or ratification of related party transactions. For purposes of our policy only, a related party transaction is a transaction, contract, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (x) we were, are or will be a participant, (y) the amount involved exceeds or is expected to exceed $120,000 and (z) a related party had, has or will have a direct or indirect material interest. Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to the Audit Committee for review, consideration and approval or ratification. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy.

RELATED PARTY TRANSACTIONS

Based on a review of the transactions between Vimeo and our directors and executive officers, their immediate family members, and their affiliated entities, as well as beneficial owners of more than 5% of the outstanding shares of our common stock and/or Class B common stock, we have determined that, since the beginning of 2024, we were a party to a number of transactions identified as related party transactions under our related party transaction policy.

Relationship with IAC following the Spin-off

Vimeo considers IAC to be a related party pursuant to our related party transaction policy because of the relationships between IAC and certain of our current and former directors, including Mr. Levin, Mr. Diller, and Mr. von Furstenberg. Following the Spin-off, the relationship between Vimeo and IAC has been governed by a number of agreements. These agreements include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. These agreements were entered into as of May 24, 2021 and are filed as exhibits to our 2024 Annual Report. There were no charges pursuant to these agreements for the year ended December 31, 2024. The total charges incurred for the years ended December 31, 2023 and 2022 pursuant to these agreements were $0.8 million and $3.6 million, respectively. As of the date of this proxy statement, there was no amount due to IAC under such agreements.

Angi Inc. is a related party to Vimeo due to the relationship between our directors. In November 2021, Vimeo entered into a sublease agreement with a subsidiary of Angi Inc. whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street (the "West 34th Street Sublease") in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2024 and 2023, Vimeo had a current lease liability of $2.7 million and $2.3 million, respectively, and a non-current lease liability of $8.0 million and $10.7 million, respectively, related to the West 34th Street Sublease. Prior to the Spin-off, IAC allocated rent expense to Vimeo for the space that it occupied in IAC's headquarters building at 555 West 18th Street in New York City. Upon the completion of the Spin-off, Vimeo entered into an operating lease agreement with IAC for this space, which Vimeo subsequently vacated on June 30, 2022. Rent expense for these properties for the years ended December 31, 2024, 2023 and 2022 were $3.5 million, $3.5 million, and $4.6 million, respectively. Rent expense paid specifically to IAC for the year ended December 31, 2024 was $3.4 million.



OTHER MATTERS

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Vimeo will provide without charge to each person solicited a printed copy of Vimeo's 2024 Annual Report, including the financial statements and financial statement schedule filed therewith. Copies are also available on our website, www.vimeo.com. Vimeo will furnish requesting stockholders with any exhibit to its 2024 Annual Report upon payment of a reasonable processing fee.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINEES FOR PRESENTATION AT THE 2026 ANNUAL MEETING

Eligible stockholders who wish to have a proposal considered for inclusion in Vimeo's proxy materials for presentation at the 2026 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposals are received by Vimeo at its corporate headquarters no later than December 30, 2025 Stockholder proposals submitted for inclusion in Vimeo's proxy materials must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. If Vimeo does not receive notice of the proposal at its corporate headquarters prior to such date, such proposal will be considered untimely for purposes of Rules 14a-8. If the date of the 2026 Annual Meeting of Stockholders is moved by more than 30 days from the date contemplated at the time of the previous year's proxy statement, then notice must be received within a reasonable time before Vimeo begins to print and send proxy materials. If that happens, Vimeo will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC.

Eligible stockholders who wish to present a proposal at the 2026 Annual Meeting of Stockholders without inclusion of the proposal in Vimeo's proxy materials are required to provide notice of such proposal to Vimeo no later than March 15, 2026 If Vimeo does not receive notice of the proposal at its corporate headquarters prior to such date, such proposal will be considered untimely for purposes of Rule 14a-4 and 14a-5 of the Exchange Act, and those Vimeo officers who have been designated as proxies for the 2026 Annual Meeting will accordingly be authorized to exercise discretionary voting authority to vote for or against the proposal. Vimeo reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2026 Annual Meeting of Stockholders must deliver written notice to the Company setting forth the information required by Rule 14a-19 under the Exchange Act no later than April 10, 2026. If we change the date of the 2026 Annual Meeting of Stockholders by more than 30 days from the date of this year's Annual Meeting, your written notice must be received by the later of 60 days prior to the date of the 2026 Annual Meeting of Stockholders or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting of Stockholders is first made.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to send one set of printed proxy materials to any household at which two or more stockholders reside if they appear to be members of the same family or have given their written consent (each stockholder continues to receive a separate proxy card). This process, which is commonly referred to as "householding," reduces the number of duplicate copies of proxy materials stockholders receive and reduces printing and mailing costs. Only one set of our printed proxy materials will be sent to stockholders eligible for householding unless contrary instructions have been provided.



Once you have received notice that your broker or Vimeo will be householding your proxy materials, householding will continue until you are notified otherwise or you revoke your consent. You may request a separate Notice or set of printed proxy materials by sending a written request to Investor Relations, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, by calling +1 212-524-8791 or by e-mailing *ir@vimeo.com*. Upon request, Vimeo undertakes to deliver such materials promptly.

If at any time: (i) you no longer wish to participate in householding and would prefer to receive a separate set of our printed proxy materials or (ii) you and another stockholder sharing the same address wish to participate in householding and prefer to receive one set of our proxy materials, please notify your broker if you hold your shares in street name or Vimeo if you are a stockholder of record. You can notify us by sending a written request to Investor Relations, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, by calling +1 212-524-8791 or by e-mailing *ir@vimeo.com*.



ANNEX A

We have provided Adjusted EBITDA in this report to supplement our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We use this non-GAAP financial measure internally in analyzing our financial results and believe that it is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present a similar non-GAAP financial measure. However, our presentation of this non-GAAP financial measure may differ from the presentation of similarly titled measures by other companies. Adjusted EBITDA is one of the metrics on which our internal budgets are based and also one of the metrics by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and corresponding non-GAAP measure, which we discuss below.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; (3) amortization of intangible assets; (4) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (5) restructuring costs associated with exit or disposal activities such as a reduction in force or reorganization. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are either non-cash or non-recurring in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The reconciliation of net earnings to Adjusted EBITDA is as follows:

	Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Net earnings	$ 27,012	$ 22,032
Add back:		
Income tax provision	6,704	2,879
Other income, net	(15,033)	(12,862)
Interest expense	—	998
Operating income	18,683	13,047
Add back:		
Stock-based compensation expense	32,705	12,042
Depreciation	356	1,997
Amortization of intangibles	1,390	2,839
Contingent consideration fair value adjustments	—	(396)
Restructuring costs	2,205	4,888
Adjusted EBITDA	$ 55,339	$ 34,417

ITEMS THAT ARE EXCLUDED FROM NON-GAAP MEASURE

Stock-based compensation expense consists of expense associated with the grants of Vimeo stock-based awards. These expenses are not paid in cash and we view the economic costs of stock-based awards to be the dilution to our share base. We also consider the dilutive impact of stock-based awards in GAAP diluted earnings per share, to the extent such impact is dilutive.

Depreciation is a non-cash expense relating to our leasehold improvements and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets are non-cash expenses related to capitalized software development costs or acquisitions. Amortization of capitalized software development costs is computed using the straight-line method to allocate the cost of such assets to operations over their estimated useful lives. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company are valued and amortized over their estimated useful lives. We believe that acquired intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization is not an ongoing cost of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

Restructuring costs consist of costs associated with exit or disposal activities such as severance and other post-employment benefits paid in connection with a reduction in force or reorganization. We consider these costs to be non-recurring in nature and therefore, are not indicative of current or future performance or the ongoing cost of doing business.

OPERATING METRICS AND KEY TERMS

Self-Serve & Add-Ons relates to our subscription plans sold directly online, and any add-on services tied to those online subscriptions such as bandwidth charges, which are sold through our sales force to subscribers of one of our plans if they exceed a certain threshold of bandwidth.

Vimeo Enterprise relates to our video offering designed for teams and organizations, which includes the same capabilities of Self-Serve & Add-Ons plus enterprise-grade features such as advanced security, custom user permissions, single-sign on for employees, interactive video tools, and marketing software integrations. Vimeo Enterprise is sold through our sales force and is often an upgrade from Vimeo's Self-Serve & Add-Ons as the number of users or use cases in an organization grows.

Other relates to products and services we offer outside of Self-Serve & Add-Ons and Vimeo Enterprise, primarily our over-the-top ("OTT") video monetization solution that allows customers to launch and run their own video streaming channel directly to their audience through a branded web portal, mobile apps and Internet-enabled TV apps. Other also includes Magisto, Livestream, Wibbitz, and WIREWAX.

Subscribers is the number of users who have an active subscription to one of Vimeo's paid plans measured at the end of the relevant period. Vimeo counts each customer with a subscription plan as a subscriber regardless of the number of users. In the case of customers who maintain subscriptions across Self-Serve & Add-Ons, Vimeo Enterprise, and Other, Vimeo counts one subscriber for each of the components in which they maintain one or more subscriptions. Vimeo does not count users or team members who have access to a subscriber's account as additional subscribers.





**VIMEO, INC. Report
on Form 10-K for the Fiscal Year
ended December 31, 2024**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-40420

VIMEO, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-4334195**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

330 West 34th Street, 5th Floor New York, New York 10001
(Address of principal executive offices, including Zip Code)

(212) 524-8791

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VMEO	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of shares of Vimeo common stock held by non-affiliates of the registrant (based upon the closing sale prices of such shares on the Nasdaq Global Select Market on June 30, 2024) was approximately $566 million. In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 13, 2025, the following shares of the registrant's common stock were outstanding:

Common Stock	155,452,438
Class B common stock	9,399,250
Total	164,851,688

Documents Incorporated By Reference:

Portions of Part III of this Annual Report are incorporated by reference to the Registrant's proxy statement for its 2025 Annual Meeting of Stockholders.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "may, "could," "should," "would," "anticipates," "estimates," "expects," "plans," "projects," "forecasts," "intends," "targets," "seeks" and "believes," as well as variations of these words, among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to Vimeo's future results of operations and financial condition, business strategy, and plans and objectives of management for future operations.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. Actual results could differ materially from those contained in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- we have a history of losses,

- our prior rapid growth may not be indicative of future performance,

- our total addressable market may prove to be smaller than we expect,

- our ability to read data and make forecasts may be limited,

- we may not have the right product/market fit and may not be able to attract free users or paid subscribers,

- we may not be able to convert our free users into subscribers,

- competition in our market is intense,

- we may not be able to scale our business effectively,

- we may need additional funding as we continue to grow our business,

- our use or the capabilities of artificial intelligence ("AI") in our offerings may result in reputational harm, cost and liability,

- we may experience service interruptions,

- hosting and delivery costs may increase unexpectedly,

- a downturn in global economic conditions may harm our industry, business and results of operations,

- our business involves hosting large quantities of user-generated content,

- we have been sued for hosting content that allegedly infringed on a third-party copyright,

- we may face liability for hosting a variety of tortious or unlawful materials, and we have faced and may continue to face negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law,

- we collect, store, and process large amounts of content and personal information, which may be subject to new and evolving regulations, and any loss of or unauthorized access to such data could materially impact our business,

- if our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, data security and data protection, consumer protection, and user-generated content, or enforcement by government regulators, including fines, orders or consent decrees in the United States ("U.S.") or other jurisdictions in which we operate, our operating results will suffer,

- our success will depend upon our continued ability to attract, motivate and retain highly skilled individuals worldwide and manage executive transitions,

- we have been the target of cyberattacks by malicious actors and may be in the future,

- we have faced claims that we infringe third-party intellectual property rights, and

- the risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these cautionary statements.

(This page has been left blank intentionally.)

PART I

Item 1. Business

Unless otherwise stated in this Annual Report on Form 10-K, references to "Vimeo," the "Company," "we," "our" or "us" refers to Vimeo, Inc. and its consolidated subsidiaries.

Overview

Vimeo is one of the largest and most trusted private video distribution platforms in the world. We host over 8 billion minutes of video, and serve 100 billion views per year in over 190 countries. We believe every business and profession can harness the power of video to better connect with their audiences, motivate their teams, and grow both culturally and financially.

We proudly serve a diverse community of users, ranging from award-winning filmmakers to globally distributed teams at the world's largest businesses. Our users include large organizations, small businesses, creative professionals, marketers, filmmakers, and digital agencies. They range from the Emmy-nominated animator working on her next short film to the beauty entrepreneur creating videos for Instagram and her Shopify store, to the Fortune 500 company live-streaming town halls and remotely training sales associates at stores around the world. The Vimeo brand is well-known and highly regarded, and the majority of our new customers find us organically.

Vimeo's platform provides a full breadth of video tools through a software-as-a-service ("SaaS") model. Our core focus is transforming how people create and share videos by providing cutting-edge products and a platform that bridges technology with creative innovation. We provide a turnkey cloud-based solution that eliminates barriers to using video and solves essential video needs, including video hosting and management, intuitive video creation and editing, insightful analytics, AI language translations, and enterprise tools. The advancements in AI and video creation are evolving rapidly, and we have recently taken a leap forward by integrating AI and new immersive formats into our platform to elevate the storytelling experience.

We believe that we are witnessing a rapid proliferation of video in every aspect of business communication. According to Cisco's Annual Internet Report, 85% of all consumer internet traffic will come from video in 2025. In 2025, Wyzowl's Video Marketing Statistics also predict that 92% of marketers will use video as a core part of their strategy, while HubSpot's Marketing Trends predict that 80% of consumers will rely on product videos to make purchasing decisions. And as reported by Forrester, viewers retain 95% of a message when delivered through video. These statistics point to the power of video, and we expect these secular trends to lead many more businesses to require video in the future. For the last two decades, we have been trusted by some of the most demanding creators to power their storytelling. Over time, our video platform has evolved to support millions of businesses in bringing their video visions and stories to life. We help organizations use video to drive awareness and tell their products stories, train their global workforces, monetize video content, and more deeply connect with their customers. But our ethos remains the same - we are still one of the most trusted companies in the world to host and serve videos, whether for a creator or an enterprise customer.

Our Customers

Our market is global, and customers use our products in over 190 countries. We serve customers across a range of sizes and lines of business, including small-to-midsize businesses ("SMBs"), larger enterprises, marketers, agencies, filmmakers and creative professionals. We believe anyone who produces video content, markets to customers, works with distributed teams, or hosts in-person experiences is a potential Vimeo user. Once our users begin to experience the benefits of our platform, they tend to expand their use of video internally and externally. As a result, we expect the use of our platform will increase the broader market penetration of video across all customer types and use cases.

Our Business Model and Services

We earn revenue primarily through a fixed SaaS subscription fee business model. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable. We employ a "freemium" pricing strategy, offering free membership and access to our video tools alongside paid subscription plans for advanced video capabilities.

Anyone can access a free Vimeo membership with our simple and easy sign-up process. We provide opportunities to upgrade to a paid subscription at natural points in the user's experience, such as when a free user nears or hits an uploaded video storage limit. We also highlight the advanced video capabilities of our subscription plans natively within our free user product experience.

We offer paid subscription plans on a self-serve basis, meaning that users can sign up directly through our website or apps and pay subscription fees with a credit card or an in-app purchase mechanism. We charge fees that range from $12 to $108 per month for features that vary depending on the plan type and duration. These features include video creation, collaboration, distribution, hosting, marketing, monetization, and analytics. We also offer the ability to add multiple team members to our premium plans.

We also sell some subscription plans through our sales force. Those subscriptions include add-ons to our self-serve subscriptions, Vimeo Enterprise, and over-the-top ("OTT"), and provide additional features beyond our self-serve plans, such as dedicated support, account management, service level agreements, and professional live event services. Our contracts range from thousands to hundreds of thousands of dollars per year.

Our Strategy

We are focused on the following areas to drive growth opportunities:
- *Deliver product innovation*: We continuously innovate and improve our platform by investing in research and development, customer insights, and business intelligence analytics. We strive to make both our free and paid experiences more compelling so that our users find increasing value in our services.
- *Drive an engaged community of viewers*: Our adoption is driven by a virtuous cycle of users collaborating on and sharing videos. Free from the compromises of ad-supported video platforms, Vimeo represents the destination where creators and viewers gather to get inspired and find like-minded people. It's a place where video, in its highest form, fosters engagement, creating connection and conversation. As a result, our addressable customer base expands each time anyone publishes or broadcasts videos to their audience, shares Vimeo links, collaborates with their team on a video, or embeds our video player on another platform. Our player is embedded on millions of websites and has powered over a hundred billion views per year.
- *Convert free users into subscribers*: We provide a high-quality free product with numerous features that can be used repeatedly, and we offer price- and feature-optimized tiering of our subscription plans to drive organic conversion of free users to subscribers, and upgrade subscribers to higher tiers of our available plans.
- *Extend customer value*: We seek to employ a "land and expand" strategy where we inspire our existing subscribers to increase video adoption and usage and upgrade to higher-priced plans over time. For enterprise customers, we seek to expand the number of employees, teams, and departments using our platform and increase contract value organization-wide. We are constantly evolving our platform and adding new functionality to drive usage and improve retention.
- *Drive efficiency and profitability*: Our goal is to provide an innovative, high-quality user experience while maximizing efficiency in how users interact with our product and in our underlying cost structure and strategic investments. As part of our product-led growth strategy, we plan to continue to prioritize product investment over paid marketing to drive customer acquisition.

Competition

Due to the breadth of our all-in-one video solution, we face competition from a range of companies that provide cloud-based video software tools. We compete with certain large social media platforms (e.g., YouTube), traditional online video distributors and virtual event and webinar providers (e.g., Wistia, Brightcove, On24, and Kaltura), streaming and monetization providers (e.g., Uscreen), niche point solution players (e.g., Descript and Loom), and even services that were not traditionally video-centric but which have increasingly added support for video features (e.g., Microsoft, Google, Dropbox, and Canva). We currently offer integrations and partnerships with many of these companies as well.

We believe that we generally compete favorably with our competitors because of our easy-to-use comprehensive video solution, our ability to provide agnostic distribution across numerous platforms, our ad-free and fully branded customer experience, our community of creatives, and our go-to-market strategy that leverages a free user base to drive conversion from free users to self-serve customers.

Technology

We use proprietary video creation, storage, management, delivery, analytics and playback technology that we have developed or acquired since our inception. To further enhance these capabilities, we are leveraging the power of AI across our platform. We are at the forefront of adopting next-generation video codecs such as HEVC and AV1, which use advanced data compression and state-of-the-art prediction techniques to increase video playback quality.

We invest heavily in research and development to drive product improvements and innovation. As of December 31, 2024, 37% of our employees were in product and engineering roles. The majority of our development work is done in-house, complemented by open-source software, off-the-shelf commercial software, and proprietary vendor-developed software.

Intellectual Property

Our intellectual property includes registered trademarks, such as VIMEO, in the U.S. and over 15 other countries; 24 U.S. patents and 2 non-U.S. patents that claim various technologies that we may use in our operations, including patents directed to live video streaming and video editing using AI technologies, with expiration dates ranging from 2028 to 2044; copyrights in our source code, website, apps and creative assets; over 230 domain names, including Vimeo.com and Livestream.com; and trade secrets.

Human Capital

We believe that our "Team Vimeo" employee experience will foster professional growth. We are a mission-driven company with actions driven by the following values:
- Champion the customer;
- Chase excellence;
- Own it;
- Say it;
- Believe in the power of we; and
- Think in 10X.

We succeed by creating an inclusive environment where every employee can grow both our Company and their career through intentional culture, processes, and structure. We work to drive Company performance and growth by enabling teams and individuals to perform at their best, creating consistent team-working norms to drive alignment and clarity, and career growth with opportunities for valuable skill development. Our global workforce strategy is designed to drive collaboration, productivity, and alignment.

As of December 31, 2024, we had 1,102 full-time employees, of whom 498 were based outside of the U.S. Overall, we consider our relations with our employees to be good. To maintain this strong relationship and attract new talent, our human capital management efforts focus on the following initiatives:
- *Belonging*. As a global company that serves a wide range of creators, we want everyone to feel that they belong at Vimeo. In pursuit of this, we anchor into our guiding principles. These principles shape our culture and drive us to create an environment where every Vimean feels a genuine sense of belonging. We view inclusion and accessibility as critical to these efforts. To this end, we have several Employee Resource Groups ("ERGs"), which we believe facilitate local and global connections for all Vimeans.
- *Compensation*. We believe in a performance-based culture and have structured our compensation packages to reflect that. Our competitive compensation packages may include base salary, commission or annual performance-based bonuses, and stock-based compensation, depending on an employee's job duties and legal requirements. In addition to these compensation methods, we provide a broad range of benefits, including comprehensive health and retirement benefits, that we believe meet or exceed market levels. We base our compensation on market data and conduct evaluations of our salary bands and compensation practices with a third-party consultant regularly to determine the competitiveness and fairness of our packages.
- *Talent development*. We are committed to empowering our people with career advancement and learning opportunities. We achieve this by providing, among other things: employee goal setting closely aligned to topline company objectives and key results; bi-annual employee performance feedback; a variety of growth opportunities and initiatives; professional and leadership development training for ERG leaders; one-on-one coaching for leadership roles; and regular opportunities for in-person connection and development.

Government Regulation

The legal environment of internet-based businesses, both in the United States and internationally, is evolving rapidly and is often unclear. We are subject to domestic and foreign laws that affect internet-based businesses, including laws relating to the liability of providers of online services for their operations and the activities of their users. Compliance with such laws and regulations could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and otherwise have an adverse impact on our operating results. For additional information about the impact of government regulations on our business, see "Risk Factors—Risks Related to Laws and Regulations" in Part I, Item 1A in this Annual Report on Form 10-K.

Available Information

Our website is https://www.vimeo.com, and our investor relations website is https://investors.vimeo.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our investor relations website as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website at http://www.sec.gov that contains our SEC filings and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our board committee charters and code of conduct, is also available on our investor relations website under "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our securities. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Strategy

We have a history of losses, and we cannot ensure that we will sustain profitability in the foreseeable future.

Because the market for SaaS video services is rapidly evolving and highly competitive, we must continue to invest in research and development. If such investment does not allow us to scale or attract and retain users and subscribers, we will not be able to maintain profitability.

Our prior rapid growth may not be indicative of future performance.

We experienced rapid growth during 2020 and the first half of 2021. In recent periods, we have seen our revenue growth rate decline. Many factors may contribute to declines in our revenue and our growth rate, including high prior period growth, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, and the maturation of our business, among others. If our revenue and our growth rate do not increase or decline further, investors' perceptions of our business and the trading price of our common stock could be adversely affected.

We believe our revenue growth depends on a number of factors, including, but not limited to:
- our reputation and brand recognition;
- domestic and global macroeconomic conditions;
- demand for the types of video services we offer;
- the actual and perceived quality, integrity and value of the video services we provide;
- our development and timely deployment of innovative video services that provide value to our users and subscribers;
- our ability to price our video services competitively;
- our ability to acquire new subscribers sustainably, through a combination of organic efforts (continuing to convert a meaningful portion of our free user base into paying subscribers), sales efforts and partnerships;
- our ability to retain and upsell existing subscribers by continuing to provide them with value;
- the scalability of our technology platform;
- the quality of our support and onboarding efforts for users and subscribers;
- the growth of our employee base in a highly competitive market for talent;
- our ability to expand internationally;
- our ability to maintain the security and reliability of our platform;

- our ability to successfully integrate new businesses that we acquire; and
- changes in laws that allow us to host and distribute large quantities of user and subscriber content.

Any one or more of the above factors could cause our revenue growth to be harmed. Additionally, bookings is a leading indicator of future revenue potential that we use to assess the performance of our business. There are a number of reasons that the conversion of bookings to revenue may not be directly proportional, including timing, certain revenues generated that do not have associated bookings, and estimates and judgments involved in the calculation of the number.

Our total addressable market may prove to be smaller than we expect.

While we believe, based primarily upon internal data, that all businesses will need video to succeed, the number of entities that are willing and able to pay fees for software-based video services may not be as large as we expect. We have not engaged a third party to conduct research to validate our data and thesis.

Our platform and internal systems rely on software and hardware that is highly technical, and any errors, bugs or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our ability to read data and make forecasts, and therefore our business.

We rely heavily on data to run our business and make strategic decisions, including decisions about capital deployment. Our platform and internal systems rely on software and hardware, including AI technologies, that are highly technical and complex. In addition, our platform and internal systems depend in part on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely has contained, and will in the future contain, errors, bugs, or vulnerabilities and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for clients and users who use our offerings, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed product launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent such errors, bugs, vulnerabilities, or defects impact our platform or the accuracy of data, our customers may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfill our commitments to our customers may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations. If we misread signals or lack the ability to accurately forecast demand, we may make the wrong decisions. This risk may be heightened in times of economic uncertainty.

We may not have the right product/market fit and may not be able to attract free users or paid subscribers.

Our business depends upon attracting new subscribers and retaining existing ones. We rely on both organic means (e.g., search engine optimization, word of mouth, etc.) and paid marketing (e.g., online advertisements) to attract new customers, whether paid or unpaid. In addition, we must provide products with an attractive value proposition in order to both attract new subscribers and retain existing ones. We may fail to do that if we:
- fail to innovate and provide compelling and useful features that our users and subscribers want;
- release products that fail to reliably operate (due to bugs or service interruptions);
- release products too late relative to competitors;
- price our products in an uncompetitive manner;
- experience a decline in organic traffic to our web properties;
- fail to educate our users and subscribers about our features; or
- fail to reach potential paid subscribers through our advertising.

We may not be able to convert our free users into subscribers.

An essential part of our strategy for attracting subscribers depends upon offering basic services for free and converting a certain portion of our free users into subscribers over time. While a majority of our subscribers begin as free users, only a small percentage of free users become paying users over time. Our ability to convert users into subscribers at this or a higher rate may not materialize if:
- the number of free users we attract declines, which could occur due to, among other things, reduced visibility of our brand or services;
- we overestimate the number of free users who have the propensity to pay due to issues with duplicative, fraudulent or spam accounts;

- our free users do not consistently use the free product, either because they are unaware of the features we offer or because the features are not perceived as useful;
- we fail to optimize the conversion of free users by communicating the value of our subscription plans;
- our free users are dissatisfied with our products and support;
- our users no longer have a need for our products;
- a reduction in customer information technology spending budgets, which may be reduced during periods of high inflation or economic recession or the perception that competitive products provide better, more secure, or less expensive options;
- we experience headwinds in our international expansion due to variety of reasons, including language and cultural barriers, as well as unfavorable regulatory environments; or
- our service offerings and pricing are not competitive.

If our efforts to convert free users into subscribers do not succeed, we may have to rely more heavily on paid marketing efforts to acquire new subscribers and therefore achieve growth. Such a shift would cause us to incur higher costs in acquiring users, which would reduce our gross margin profile. In addition, some customers downgrade their subscription plans or do not renew their subscriptions.

Competition in our market is intense.

We operate in a highly competitive market. We compete with a variety of companies including large social media networks, real-time video communications services, traditional online video distributors, and niche software providers for business customers. We also face increasing competition for cloud providers that were not traditionally video-centric. These competitors may be able to undercut us on price (e.g., by providing free services), provide superior services, or take advantage of a large installed user base. In addition, we expect that more competitors will emerge given the relatively low barriers to entry for software-based video creation applications, particularly mobile-based applications. New competitors could take the form of start-ups or large, well-funded companies that already operate in markets adjacent to us.

We may not be able to scale our business effectively.

We may not be able to capitalize on the market's demand for video if we cannot scale our operations and infrastructure, including our information technology and financial systems. For example, we might experience delays in onboarding new customers and responding to increased customer support tickets, and we may not be able to handle increased loads on our servers during peak times. The occurrence of these or other similar events would result in missed opportunities or user and subscriber frustration that could negatively affect user and subscriber growth and retention.

Our use or the capabilities of AI in our offerings may result in reputational harm, cost and liability.

We are increasingly building and integrating AI, including generative AI, into our offerings. As with many innovations, AI presents additional risks and challenges that could affect its adoption and impact our business, including risks and challenges related to harmful content, inaccurate output, bias, intellectual property infringement or misappropriation, defamation, privacy incidents, and cybersecurity vulnerabilities, among others. AI and machine learning technologies are complex and rapidly evolving, and we face significant competition from other companies in our industry as well as an evolving regulatory landscape. These efforts, including the introduction of new products or changes to existing products, may result in additional costs, new or enhanced governmental or regulatory scrutiny, litigation, unintended consequences, such as discrimination or bias, inappropriate predictions, errors in our systems, or other complications that could adversely affect our business, reputation, or financial results. We may also be subject to criticism for the way we use AI, even if we are acting in a responsible manner, and we may be unsuccessful at identifying or resolving ethical or legal issues related to AI. In addition, market acceptance of AI and machine learning technologies is uncertain, and we may be unsuccessful in our product development or adoption efforts (or our competitors may incorporate AI into their products more quickly or successfully than us). Further, we rely on third-party providers for the development and maintenance of our AI systems, which could increase our risk of exposure to unforeseen errors, security breaches and other disruptions. Uncertainty around AI, including generative AI, may require additional investment to develop new approaches to attribute or compensate content creators, which could be costly. Any of these factors could adversely affect our business, financial condition, and results of operations.

Laws and regulations around the use of AI have been evolving at a rapid rate, and we may be unable to keep up with compliance with new or existing regulations regarding AI. Several jurisdictions around the globe, including the EU, the U.K. and certain U.S. states, have proposed, enacted, or are considering laws governing the development and use of AI and machine learning technologies. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of AI and machine learning technology and also may make it more difficult to operate our business. For example, the EU AI Act recently came into effect and will have a direct effect across all EU jurisdictions. Penalties for non-compliance with the EU AI Act include fines as high as 7% of a violating company's global annual revenue. Similarly, the Colorado Artificial Intelligence Act will go into effect on February 1, 2026, and California's AB 2013 regarding Artificial Intelligence Training

Data Transparency will go into effect January 1, 2026, and both will require disclosures and compliance efforts. We may not always be able to anticipate the regulatory development and necessary response to these frameworks given that they are still rapidly evolving. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions.

Additionally, use of generative AI tools by our employees or others could result in disclosure of confidential or sensitive company and customer data, reputational harm, and legal liability.

We may experience service interruptions.

We typically do not provide 100% uptime across our video services in any given month. This may be due to technical errors (bugs), human error (by employees and contractors), interruptions experienced by key vendors (such as cloud-based service or payment providers), higher than anticipated traffic and/or cyberattacks. Interruptions in key aspects of our video services (notably, video delivery and payment processing) could result in lost business, credits against future fees from subscribers with service level agreements, increased user and subscriber support tickets, remediation costs and increased subscriber churn (lost renewals). We have experienced subscriber churn in response to specific lapses in uptime, particularly in the context of livestreaming. In severe cases, we could face litigation or reputational risk, particularly if an interruption occurs during a high-profile event.

Hosting and delivery costs may increase unexpectedly.

Hosting and delivery costs comprise the largest component of our cost of goods sold and thus materially influence our gross margin. These costs could increase unexpectedly if we experience rapid growth over a short period of time (either in terms of users and subscribers or bandwidth consumed), we fail to address subscribers who use more bandwidth than our plans permit (e.g., either by failing to charge them overage fees or by failing to limit their bandwidth) or we fail to distribute increased bandwidth across our content delivery network ("CDN") vendors in a cost-optimal manner by, for example, moving traffic to the lowest-cost provider. We may not be able to pass these costs onto subscribers.

Our success depends on our ability to reach customers and acquire subscribers through digital app stores.

We provide applications ("apps") that operate on third-party operating systems, devices, or browsers. The operators of these platforms, including in particular Apple and Google, exercise significant control over what apps may be offered. These platforms could decide not to market and distribute some or all of our products and services, require costly changes, favor their own products and services over ours and/or significantly increase their fees.

We may offer our apps on a free or paid basis and/or offer the ability to purchase subscription plans within an app (i.e., "in-app purchase"). When purchases are made through these platforms (including through in-app purchase), we pay meaningful service fees, which form part of our cost of goods sold. Over the past several years, we have seen an increasing trend away from desktop traffic to mobile traffic. If the percentage of our paid users from in-app purchase increases, our gross margin will decline.

Third-party platforms continually upgrade their software and change their terms of service, sometimes with little to no notice. Some of these upgrades may cause our apps to perform poorly and therefore require us to undertake costly development to provide a new version of our apps. In addition, some platforms may introduce changes, such as updated operating systems, that may diminish our ability to offer certain features, to understand how our users are interacting with our apps and websites, or to effectively market our products.

We depend on integrations with third parties to enable key features of our video services and to acquire new subscribers.

Some of our video services are integrated, typically through application programming interfaces ("APIs"), with numerous third parties, including companies that compete with us. For example, we provide a "publish to social" feature which allows our users and subscribers to publish their videos to their social media accounts (e.g., Facebook and YouTube). This type of feature makes our video services valuable because it effectively allows us to serve as a hub for managing all of the videos for a given user or subscriber across numerous platforms. If platforms change their policies to no longer permit this feature, our video services would be less attractive to our users and subscribers.

We depend on key third-party vendors to provide core services.

We depend on third-party vendors to, among other things, provide customer support, develop software, host videos uploaded by our users, transcode videos (compressing a video file and converting it into a standard format optimized for streaming), stream videos to viewers and process payments. Specifically, Google Cloud Platform ("GCP") provides us with hosting and computing services, Amazon Web Services ("AWS") provides us with hosting services and we use multiple CDNs to deliver traffic worldwide. Certain of these third-party vendors have experienced outages in the past that have caused key Vimeo video services to be unavailable for several hours. We do not have automated cross-vendor redundancy for GCP or AWS. Consequently, outages in those services materially affect our video services. Outages at these vendors due to malicious code may also spread to our systems. Outages may expose us to having to offer credits to subscribers, loss of subscribers and reputational damage. We may not be able to fully offset these losses with any credits we might receive from our vendors. Further, if any of these third-party vendors shut down services, we may be required to transition to different vendors. Because of the costs and time lags that can be associated with transitioning from one vendor to another, our business could be substantially disrupted if we were required to replace one or more major vendors with another source, especially if the replacement became necessary on a short timeframe.

We depend on search engines and social media networks for traffic.

We depend on search engines and social media networks to acquire traffic to our website. These third parties have the ability to influence who reaches our website and video services through algorithmic search rankings and other policy decisions, which are subject to frequent change. Some of these third parties or their affiliates compete with us and may have an incentive to favor their competing services over ours. In the past, traffic to our website and video services has been negatively impacted as a result of certain policy changes by both search engines and social media networks.

We depend on internet service providers ("ISPs") to deliver traffic to end users and subscribers.

For our video services to operate, users and subscribers must have a connection to the internet. Typically, our users and subscribers access the internet through a wireline or wireless data service offered by ISPs. There is currently no federal regulation in the U.S. limiting the practices that ISPs may use to impact data flowing from websites and online applications to users and subscribers of online products and services generally. As a result, ISPs could discriminate against data that we deliver to users or subscribers (or data our users upload to us) by blocking us outright, slowing us down or otherwise degrading our quality vis-à-vis competing traffic. ISPs could also cause their customers to favor competing services by "zero rating" traffic to and from our competitors (in other words, not counting competitor traffic against an ISP customer's data caps) but declining to zero rate our traffic. These practices could make us less attractive as a provider of video services. Alternatively, we may have to pay fees to ISPs to maintain parity with competitors, which could adversely affect our profitability.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Our self-serve subscription plan customers authorize us to bill their credit card accounts through our third-party payment processing partners. If customers pay for their subscription plans with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for subscription plans, something that we have experienced in the past. In addition, credit card issuers may change merchant standards, including data protection, data security standards, and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment for our paid subscription plans, and they have experienced interruptions or errors which have caused us to lose revenue.

We have in the past experienced higher than industry standard rates of chargebacks and unauthorized credit card transactions. As a result of such activity, we have from time to time been in, and may re-enter, monitoring programs with multiple payment card providers and have in the past paid monthly amounts charged by those providers as penalties. If the incidence of chargebacks and unauthorized credit card transactions increases, we could be assessed increasing penalties, and we could lose the right to accept credit cards for payment. The loss of a payment option would cause our subscriber base to significantly decrease and would materially harm our business.

We may engage in merger and acquisition activities, which may require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to expand our platform and grow our business in response to changing technologies, customer demand, and competitive pressures, we have made and may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. Existing and potential customers may also delay or reduce their use of our products due to a concern that the acquisition may decrease the effectiveness of our products (including any newly acquired products).

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, and expose us to claims and disputes by stockholders and third parties. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition, which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders' ownership would be diluted.

A downturn in global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on global economic conditions. Global financial developments and downturns seemingly unrelated to us or the SaaS industry may harm us. The U.S. and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, reduced liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy, including with respect to tariff and trade issues.

Weak economic conditions or the perception thereof, or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results. Such conditions may result in decreased demand for our products and services, increases in our operating costs including our labor costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. Increases in interest rates on credit and debt that would increase the cost of any borrowing that we may make from time to time and could impact our ability to access the capital markets. Tariffs may limit the availability of certain goods, increase their cost, or force us to shift to available alternative products that may not have the same capabilities and cost as other products. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could reduce our profit margins and have a material adverse effect on our financial results and net earnings. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in consumer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

Foreign currency exchange rate fluctuations could harm our financial results.

We conduct certain transactions in currencies other than the U.S. Dollar and in currencies other than the functional currency of the transacting entity. Exchange rate movements have impacted and may continue to impact our consolidated revenues and operating results. It is particularly difficult to forecast exchange rate movements and unanticipated currency fluctuations have affected and could continue to affect our financial results and cause our results to differ from investor expectations or our own guidance in any future periods. Volatility in exchange rates and global financial markets is expected to continue due to political and economic uncertainty globally.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operations or financial condition.

The Sarbanes-Oxley Act ("SOX") requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Such failure could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our common stock.

Risks Related to Human Capital

Our success will depend upon our continued ability to attract, motivate and retain highly skilled individuals worldwide and manage executive transitions.

Our success depends in part on having a successful leadership team. We have experienced significant transitions in our senior leadership team over the past two years. If we cannot effectively manage these or any future leadership transitions and management changes, it could be difficult to successfully operate our business and pursue our business objectives. We may not be able to retain the services of our current senior executives or other key employees. If we do not succeed in attracting, integrating, retaining and motivating well-qualified senior executives, our business could be materially and adversely affected.

In order to build and scale our business, we may need to further increase our employee base, particularly in the areas of engineering, product development, sales (domestically and internationally), customer support and shared services. Competition for executives, software developers, product managers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers and designers with high levels of experience in designing, developing and managing software for video solution technologies, as well as for skilled sales and operations professionals. At times, we have experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions. Our ability to attract and retain talent and to fully experience the benefits of that talent depends upon:

- our reputation;
- our compensation and benefit packages;
- our ability to successfully onboard new employees;
- our commitment to diversity, equity, and inclusion;
- our ability to maintain our corporate culture while growing headcount, adding employees in new locations and operating on a remote or hybrid basis; and
- the competitive landscape in the geographic markets for talent in which we compete.

Our ability to attract and retain employees could also be adversely affected by issues that negatively impact our image, such as incidents of actual or perceived discrimination, controversial business decisions, including decisions about user content, and issues with the quality of our products (such as bugs or interruptions in services, among other issues).

Our compensation packages may not be sufficient.

While we have established compensation programs (which include cash compensation, equity-based programs and other benefits) to attract and retain employees, these compensation arrangements may not be sufficient in the highly competitive labor market in which we participate. Large competitors and non-competitors in the technology space may offer compensation arrangements that may significantly exceed those that we are able to offer. If we fail to provide competitive compensation arrangements, we may fail to attract and retain talent. In addition, if we do not ensure the effective transfer of knowledge to successors and smooth transitions (particularly in the case of senior management), our business may be adversely affected. On the other hand, if we increase compensation levels in a significant way in order to compete for talent, our profitability will suffer and, if we increase stock-based compensation, our stockholders will face further dilution. Additionally, increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Employee salaries and benefits expenses have increased as a result of economic growth and increased demand for business services among other wage-inflationary pressures, and we cannot assure that they will not continue to rise.

In addition, as our stock price has fluctuated since the completion of the Spin-off, employees joining us at different times could have significant disparities in proceeds from sales of our equity in the public markets, which could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business. Further, the volatility of our stock price may make our equity compensation less attractive to current and potential employees, and could contribute to increased turnover or difficulties in hiring. Further, any reductions in force or other restructurings may adversely affect our ability to attract and retain employees.

We may face productivity challenges arising from our work environment.

Since 2020, we have operated our offices in a hybrid manner, with many of our employees working on a completely remote basis. Our hybrid workplace model may make it more difficult to preserve our corporate culture. Even if we return to an office setting, we may experience productivity challenges associated with having some employees remote and some in person and having employees unable to work due to illness or childcare concerns. In addition, any mandated move back to a physical office environment could adversely affect the hiring and retention of employees who prefer to work remotely.

Prolonged economic uncertainties and geopolitical tensions, including the Russian invasion of Ukraine and the ongoing conflict between Israel and Hamas, have impacted our teams and business operations.

As of the year ended December 31, 2024, we had 64 employees in Ukraine. Our Ukraine team is primarily focused on research and development activities, with 73.4% of the team in engineering roles. On February 24, 2022, Russia invaded Ukraine. As a result of this war, some of our Ukraine team members have been forced to relocate to other countries and within Ukraine, with many unable to perform all or some work duties. We remain committed to supporting our Ukraine team members and are prioritizing safety over work. The ongoing conflict could cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupt telecommunications systems, banks and other critical infrastructure necessary to conduct business in Ukraine. In addition, following Russia's invasion of Ukraine, the U.S., EU, and other nations announced various sanctions against Russia and export restrictions against Russia and Belarus. Such restrictions include blocking sanctions on some of the largest state-owned and private Russian financial institutions, and their removal from the Society for Worldwide Interbank Financial Telecommunication, or the SWIFT, payment system. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business, including preventing us from performing existing contracts, pursuing new business opportunities, or receiving payments for services already provided to customers.

Additionally, as of the year ended December 31, 2024, we had 103 employees in Israel. Our Israel team covers several areas of our business, from engineering and product to quality assurance and customer support. Due to the war between Israel and Hamas that began on October 7, 2023, some of our employees in Israel have been called to active military duty and we expect that additional employees may be called in the future, if needed. Additionally, we have been forced to close our Israel office or operate at limited capacity for several days and may need to do so again for an unknown period of time. As a result, our operations in Israel have been impacted from time to time, and may continue to be disrupted if this conflict continues for a significant period of time or if the situation further deteriorates. The safety and well-being of our employees takes precedence, and we will continue to evaluate the situation and adjust operation plans as needed.

Risks Related to User Content and Personal Information

Our business involves hosting large quantities of user-generated content.

Our business involves hosting video content supplied by others. Some of the videos uploaded to our platform will invariably violate a third party's rights or a law, rule or regulation, and if so, we could, in turn, face lawsuits, liability and negative publicity for hosting such content. We could also potentially face scrutiny and liability in how we use, disclose, process or otherwise monetize such content.

We have been sued for hosting content that allegedly infringed on a third-party copyright.

We cannot guarantee that we will be shielded from third-party copyright infringement lawsuits and related liability for hosting user and subscriber content by laws such as the online safe harbor provisions of the U.S. Digital Millennium Copyright Act of 1998 ("DMCA"), which are intended to limit the liability of online providers with respect to user- and subscriber-uploaded content. In addition, even if we ultimately succeed in demonstrating that the DMCA limits our liability, litigating these issues is costly and time-consuming. For details regarding pending lawsuits of this nature, see "Note 13—Commitments and Contingencies" to the consolidated financial statements included in Item 8-Consolidated Financial Statements and Supplementary Data.

Regulators and legislators in the U.S. and in other countries may introduce new regulatory regimes that increase the potential liability for content available on our platform. For example, Directive (EU) 2019/790 on copyright and related rights in the Digital Single Market ("DSM Directive") creates a distinct liability regime for "online content-sharing service providers" when they give the public access to copyright works uploaded by their users. To the extent, if at all, elements of our service constitute an "online content-sharing service provider", the DSM Directive sets out certain requirements which must be met to be exempt from liability with respect to user- and subscriber- uploaded content. Meeting these requirements requires significant time and resources and compliance, if applicable, may therefore negatively impact our financial prospects. To the extent applicable to our services, the DSM Directive would increase our costs of operations, our liability for third-party content posted on our platform, and our litigation costs. Additionally, our efforts to adapt the business in response to rapidly changing regulatory regimes have caused, and may continue to cause, friction with our users, which in turn causes damage to our brand. Additionally, we cannot guarantee that we will be compliant with foreign requirements. For example, as described in "Note 13—Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data, we have been sued in Italy for copyright infringement based on content uploaded by our users.

There are also a number of new laws and legislative proposals in the U.S., at both the federal and state level, and in the EU, U.K. and other countries, aimed at limiting the scope of protections available to online services and/or that further impose new obligations affecting our business, such as liability for copyright infringement, content moderation, distributing targeted and other advertisements to minors, and other forms of unlawful content and/or online harm. These legislative and/or regulatory requirements may increase our costs of operations, our liability for content posted by users on our platform, and/or our litigation costs. If these or other additional statutory or regulatory changes reduce liability protections for content published on our platform, we may be required to make significant changes to our business model, including increasing our content moderation operations and building or removing product features or tools that may not be favorable to our business, add payment obligations or compliance costs. Any changes that we make to our platform in response to these requirements may frustrate our users and damage our brand reputation.

We could also face fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, certain countries have implemented regulations that authorize fines or provide for throttling or blocking services for failures to comply with certain content removal and disclosure obligations, and other countries may enact similar legislation, which would impose penalties for failure to remove certain content. There can be no assurance that the tools we use for certain removal obligations or any new custom tools we develop will be sufficient to maintain compliance with the new regulations.

We may face liability for hosting a variety of tortious or unlawful materials, and we have faced and may face negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law.

In the U.S., Section 230 of the Communications Decency Act ("Section 230") generally limits our liability for hosting tortious and otherwise illegal content. The immunities conferred by Section 230 could be narrowed or eliminated through amendment, regulatory action, or judicial interpretation. In 2018, Congress amended Section 230 to remove immunities for content that promotes or facilitates sex trafficking and prostitution. In more recent sessions of Congress, multiple bills have been introduced to further limit Section 230. Some of these bills, if enacted, would repeal or substantially curtail Section 230, while some exempt specific claims or categories of content from Section 230's reach. Moreover, executive orders may accelerate the pace or scope of legislation around Section 230 or other regulations that impact Vimeo's hosting activities. In 2020, President Trump issued an Executive Order asking the FTC to increase regulations on online platforms and reconsider the broad protections they receive under Section 230. President Biden revoked this order in 2021, but President Trump may revisit these protections.

In May 2024, the Energy and Commerce Committee of the U.S. House of Representatives held a Communications and Technology Subcommittee hearing on a proposal to sunset Section 230. While no draft legislation has formally been introduced yet, this is one of various congressional efforts to eliminate or modify Section 230, so the possibility of congressional action remains. If Congress revises or repeals Section 230, we may no longer be afforded the same level of protection offered by Section 230.

We may also face liability or negative publicity when we remove content and accounts that we believe are violating our acceptable use policy, and we have been sued in the past for certain content-removal decisions. Additionally, these decisions could harm our efforts to attract and retain users and subscribers. While we believe that Section 230 allows us to restrict or remove certain categories of content, its protections may not always end a lawsuit at an early stage, potentially resulting in costly and time-consuming litigation, and we have faced criticism from users and subscribers for removing content and terminating accounts in compliance with the DMCA. Laws like Section 230 generally do not exist outside of the U.S., and some countries have enacted laws that require online content providers to remove certain pieces of content within short time frames. If we fail to comply with such laws, we could be subject to prosecution or regulatory proceedings. Each jurisdiction is developing its own legal standards concerning acceptable or required content moderation and, at times, those laws may impose conflicting obligations on platforms like ours. This uncertainty may increase the cost and complexity of complying with online safety laws. In addition, some countries may decide to ban our service based upon a single piece of content. We have been subject to temporary bans in certain countries, including India, Russia and Turkey, for hosting content that those governments determined to be illegal.

We collect, store, and process large amounts of content and personal information, which may be subject to new and evolving regulations, and any loss of or unauthorized access to such data could materially impact our business.

We collect, store and process large amounts of content and personal information of our users. A significant portion of this data is private or intended for a limited audience. For example, one of our core product features is the ability of users to set privacy settings to their videos and thereby determine how the video is to be distributed. A large portion of the videos we host are not publicly available or are available only through channels determined by our users. In addition, we rely on user information, including automatically collected information, to operate our business. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from users, employees and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or states or conflict with other rules. Several class actions have also alleged that the use of certain common pixel and tag technologies necessary to integrate with social media may involve violations of federal and state electronic privacy and wiretaps laws, violate the Video Privacy Protection Act, or otherwise harm user privacy. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and as the focus on data privacy and data protection increases globally, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws.

Any partial failure of an information security control either resulting from an end user error, internal or external malfeasance, misconfiguration or an unknown or not yet remediated vulnerability may result in unauthorized access or inadvertent disclosure of such data. We routinely solicit and receive reports from security researchers regarding potential vulnerabilities in our applications or integrated third-party software.

A data breach could expose us to regulatory actions and litigation under applicable privacy laws. Depending on the circumstances, we may be required to disclose a suspected breach to regulators, enterprise customers, affected individuals and/or the public. This could lead to regulatory action including the possibility of fines, class action or traditional litigation by affected individuals, reputational harm, costly investigation and remedial efforts, the triggering of indemnification obligations under data protection agreements with enterprise customers and partners and/or higher premiums for cyber insurance (which may not be adequate to defend such claims), as well as harm to our brand and customer confidence.

Any significant change to applicable laws, regulations or industry practices, or to interpretations of existing laws and regulations, regarding the use or disclosure of users' data, or regarding requirements around obtaining consent from users for the use and disclosure of such data, could require us to modify our products to allow for limited data use, possibly in a material manner, and may limit our ability to develop new products that make use of the data that users voluntarily share. California and more than a dozen other states have passed comprehensive privacy laws that may be interpreted in ways that limit our ability to collect, share, use, and other process personal data. There currently are a number of proposals pending before federal, state and foreign legislative and regulatory bodies. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our service, particularly as we expand our operations internationally.

The U.S. Congress has enacted the "Protecting Americans' Data from Foreign Adversaries Act," and the Department of Justice has issued a "Final Rule on Preventing Access to Sensitive Data," on December 27, 2024, which enforces the restrictions in President Biden's Executive Order on "Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern." These laws, which may be revised, together may limit our ability to share data in certain jurisdictions and impact our selection of service providers.

Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

In order for us to succeed, our information technology systems and infrastructures must perform well on a consistent basis. We rely on information technology systems to keep financial records, facilitate our research and development initiatives, manage our manufacturing operations, maintain quality control, maintain corporate records, communicate with staff and external parties and operate other critical functions. Our information technology systems and those of our vendors and partners are potentially vulnerable to disruption due to breakdown, malicious intrusion, computer viruses, ransomware or other malicious software, or other disruptive events, including, but not limited to, natural disasters and catastrophes. In October 2024, we hired a new Chief Information Security Officer, who is undertaking a comprehensive review of our information security systems and processes. As a result, we may make incremental improvements to our cybersecurity controls and procedures and our cybersecurity risk management over the next six to twelve months.

We have in the past identified vulnerabilities in our products and services as well as third-party and open-source software that we depend on, and we expect that we will continue to identify vulnerabilities in the future. While we are continually working to expand and enhance the efficiency and scalability of our technology and network systems, we cannot be certain that we will be able to identify and address all vulnerabilities in our software products and services that we may become aware of in the future, or there may be delays in developing patches that can be effectively deployed to address vulnerabilities. We will continue to make prioritization decisions to determine which vulnerabilities or security defects to fix and the timing of these fixes, which could result in an exploit that compromises security. Vulnerabilities and critical security defects, errors in remediating vulnerabilities or security defects, failure of third-party providers to remediate vulnerabilities or security defects, or customers not deploying security releases or deciding not to install software updates could result in claims of liability against us, damage our reputation, or otherwise harm our business. Any interruptions or outages, regardless of the cause, could negatively impact our users' experiences with our products, tarnish our brands' reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, the services.

As a highly visible brand, we continue to be the target of cyberattacks and other undesirable acts by malicious actors, and our actual or perceived failure to adequately protect personal information and confidential information that we (or our service providers or business partners) collect, store or process could trigger contractual and legal obligations, harm our reputation, subject us to liability and otherwise adversely affect our business including our financial results.

We have been targeted with cyberattacks in the past and may be targeted again. Potential attackers span a spectrum from unsophisticated amateurs to highly advanced organizations supported by state actors and use a variety of vectors, including malware, ransomware attacks, denial-of-service attacks, social engineering, and other emerging threats, including sophisticated attacks that use AI. Malicious actors may seek to impede our services (e.g., a denial-of-service attack) or infiltrate our systems for the purpose of introducing malware (e.g., ransomware), deleting or corrupting data, infiltrating our customers, or exfiltrating data. Other undesirable acts may include the unauthorized use of user data or our systems in a manner inconsistent with our terms of service, contracts, or policies, such as the existence of false or undesirable user accounts, activities that threaten people's safety online or offline, or instances of spamming, scraping, or data harvesting. For example, third parties often attempt to access and collect our site data through "scraping" and other unauthorized mechanisms for unauthorized purposes, which could include distributing such data to other parties for commercial purposes or training AI models for commercial purposes. Our users and subscribers could also be targeted by malicious actors. In the past, we have had instances in which user passwords were guessed by malicious actors or were exposed in breaches of other companies and then used by malicious actors to access the user's account in our system. Additionally, we have experienced cases where user error has caused private data to be exposed. Incidents affecting user data, regardless of the cause, take time for us to investigate and can be frustrating for our users.

Any of these types of activities may cause significant and lasting negative consequences. Appropriately identifying, responding to and remediating such activities may incur significant expense, and could result in severely diminished operational capacity and the loss of data necessary to operate. If a security incident results in a data breach, we may be subject to legal liability. Even if financial, legal, or operational harm is avoided, an incident could cause persistent reputational harm to our company, including a decrease in confidence of lenders and capital markets. Moreover, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, such incidents, including being unsuccessful in our efforts to enforce our policies. Like other global companies, we face an increasingly difficult challenge to attract and retain highly qualified security personnel to assist us in combating these security threats.

Risks Related to Laws and Regulations

If our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, data security and data protection, consumer protection, and user-generated content, or enforcement by government regulators, including fines, orders, or consent decrees in the U.S. or other jurisdictions in which we operate, our operating results will suffer.

Uncertainty over or changes in laws and regulations with respect to user-generated content could adversely affect our ability to operate in some geographies. In addition, the regulatory framework for broad dissemination of user-generated content is new and evolving. If we are unable to comply with potentially conflicting regulations throughout the world, our ability to execute on our business model would be severely impacted, and our ability to grow our business could be harmed. Additionally, compliance with regulatory requirements throughout the world could increase our moderation and compliance related costs and expenses. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product or require us to restrict access to a product in a particular market. This could disadvantage us relative to our competitors with more resources. Moreover, changes to these laws, regulations, standards, or obligations could require us to change our business model, take on more onerous obligations, including, but not limited to, applying for government-issued licenses to operate, establishing a local presence in certain jurisdictions, or developing localized product offerings, and impact the functionality of our product.

For example, the EU enacted the Digital Services Act ("DSA") on November 16, 2022, which became fully applicable on February 17, 2024. The DSA imposes new content moderation obligations, notice and transparency obligations and other requirements on digital platforms to protect consumers and their rights online, and allows for fines of up to 6% of annual global turnover. The impact of the DSA on the overall industry, business models and our operations is uncertain, and these regulations could result in changes to our subscriptions or introduce new operational requirements and administrative costs, each of which could have an adverse effect on our business, financial condition, and results of operations. Additionally, the Federal Trade Commission regulates deceptive or unfair commercial activities and can impose significant injunctive and monetary remedies for violations. Further, the U.K. Online Safety Act 2023, which recently came into force, could impose financial penalties up to whichever is greater of £18 million or, in certain circumstances, 10% of a company's qualifying worldwide revenue. See our disclosure elsewhere in these Risk Factors regarding the EU Copyright Directive.

In addition, the privacy of children's personal data collected online, and use of commercial websites, applications, online services, or other interactive platforms, generally, are also becoming increasingly scrutinized. Regulations focused on online safety and protection of children's privacy online, such as the Children's Online Privacy Protection Act ("COPPA"), California's Age Appropriate Design Code, the California Consumer Protection Act, other U.S. state comprehensive privacy laws, the EU and U.K. GDPR, the DSA, and the U.K.'s Online Safety Act ("OSA"), may require us to change our services and incur costs to do so. These regulations may be broadly drafted such that, even if we are not necessarily the intended target, we may be subject to them. Moreover, various laws to restrict or govern the use of commercial websites, applications, online services, or other interactive platforms by children have passed or have been proposed, including laws prohibiting showing children advertising, requiring age verification, limiting the use of children's personal data, and requiring parental consent or providing for other parental rights. These laws may be, or in some cases already have been, subject to legal challenges and changing interpretations, which may further complicate our efforts to comply with laws applicable to us. These new laws may conflict with each other and may require changes to our products and services to achieve compliance. Additionally, users may not be comfortable with verification requirements of new laws, which may cause frustration and potential churn.

If we are obligated to fundamentally change our business activities and practices or modify our product, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our product may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit our ability to operate our business, limit the use of our product or reduce overall demand for our product, which could harm our business, financial condition, and results of operations.

We and our service providers collect, process, transmit and store certain personal information from our users, which creates legal obligations and exposes us to potential liability under federal, state, and international laws applicable to privacy and data protection.

We are subject to a variety of existing and new laws concerning the collection, storing, processing, and transferring of user information. In the U.S., we are subject to federal laws, such as Section 5 of the Federal Trade Commission Act and the Video Privacy Protection Act, as well as a variety of state laws including state unfair and deceptive acts and practices laws, the California Consumer Privacy Act and the Illinois Biometric Information Protection Act and similar laws in other states. Current or future privacy-related legislation and governmental regulations pertaining to the use of biometrics or other video analytics may affect how our business is conducted or expose us to unfavorable developments resulting from changes in the regulatory landscape. For example, laws such as the Illinois Biometric Information Privacy Act restrict the collection, use and storage of biometric information and provide a private right of action of persons who are aggrieved by violations of the act. Such legislation and regulations have exposed us to, and we expect that they will continue to expose us to, regulatory and litigation risks. Legislation and governmental regulations related to the use of biometrics and other video analytics may also influence our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. Compliance with these laws and regulations may be onerous and expensive, and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of liability. It is also not clear how existing and future laws and regulations governing issues such as biometrics and other video analytics apply or will be enforced with respect to the products and services we sell. The failure to comply with applicable privacy laws could lead to regulatory actions, including the possibility of fines, class action or traditional litigation, reputational harm and/or costly investigation and remediation efforts.

Outside of the U.S., we are subject to privacy laws of the countries in which we conduct business. For example, the EU's General Data Protection Regulation ("GDPR") imposes detailed requirements related to the collection, storage and use of personal information related to people located in the EU. The GDPR authorizes fines up to 4% of a company's annual turnover. Privacy laws have proliferated in the past several years, both in the U.S. and worldwide. Because of the speed of change in the area of privacy law, it is impossible to foresee changes in the regulatory environment and we may be forced to make sudden operational shifts in an effort to maintain compliance. New laws, or new interpretations of or stricter enforcement of existing laws, may increase our compliance costs, restrict our ability to determine how our users are using our services, and increase our potential liability in the event of non-compliance. For example, in Europe, we have had to make changes to how we use cookies and other tracking technologies and these changes have reduced our visibility into how our users are using our services.

In the U.S., there are numerous federal and state laws governing the privacy and security of personal information. In particular, at the federal level, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") establishes privacy and security standards that limit the use and disclosure of individually identifiable health information and requires the implementation of administrative, physical, and technical safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information by certain institutions. We act as a "Business Associate" through our relationships with certain customers and are thus directly subject to certain provisions of HIPAA. In addition, if we are unable to protect the privacy and security of protected health information, we could be found to have breached our contracts with customers with whom we have a Business Associate relationship and may also face regulatory liability. Noncompliance with laws and regulations relating to privacy and security of personal information, including HIPAA, or with contractual obligations under any Business Associate agreement may lead to significant fines, civil and criminal penalties, or liabilities.

We may fail to comply with laws regulating subscriptions and free trials.

Subscriptions to our video services automatically renew unless the subscriber cancels the subscription before the end of the current period, and we often provide free or discounted trial periods. There are various laws regulating such offers, such as the U.S. Restore Online Shoppers Confidence Act ("ROSCA") and analogous state-level laws. Non-compliance could result in voided contracts, lost revenue, damages and class action or traditional lawsuits.

Changes in laws or industry practices concerning subscription services may have a negative impact on renewal rates.

New laws or interpretations of existing laws may impose obligations that make it difficult or impossible to implement the automatic renewal of subscriptions to Vimeo's video service. For example, if we were required to obtain express opt-in consent for automatic renewal of our video service and were not permitted to deny transactions to people who fail to opt-in, the related rate of renewal would likely decrease substantially. Similarly, private entities involved in payment collection and processing may also effectively regulate subscriptions to our video services. Failure to comply with these rules could result in our inability to process automatic renewals. Finally, we have no control over policy decisions by app platforms regarding automatic renewals. Policy changes by app platforms could adversely impact our renewal rates for subscription to our video services, and in turn, our business.

The sale of our products is subject to a variety of sales, use and value-added taxes, both in the U.S. and worldwide.

States may charge taxes on purchases made by their residents from out-of-state sellers who have no physical nexus to the state. As a result of this, we are subject to taxes in states where one or more of our services is taxable, the state permits taxation based upon economic nexus, and we meet certain thresholds. We are also subject to taxes in states in which we maintain a physical presence. We cannot guarantee complete tax compliance.

We are required to comply with governmental export control laws and regulations, and our failure to comply with these laws and regulations could have an adverse effect on our business and operating results.

Our products are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations ("EAR") and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). We may have experienced violations in the past and we cannot guarantee that the precautions we take will prevent future violations of export control and sanctions laws. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us.

Engagement in and compliance with environmental, social, and governance ("ESG") matters may require us to incur additional costs or otherwise adversely impact our business.

Companies across all industries are experiencing increased scrutiny and litigation related to their ESG practices, positions, and reporting. Increased attention to ESG issues, including, among other things, climate change and greenhouse gas emissions, and diversity, equity, and inclusion matters, may result in increased costs (e.g., costs related to compliance, stakeholder engagement and contracting), impact our reputation, or otherwise affect our business performance. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment or voting decisions. Unfavorable ESG ratings could affect our ability to compete for talent and could lead to negative investor sentiment toward us and/or our industry, which could have a negative impact on our access to and costs of capital.

Our disclosures on ESG matters, and any standards we may set for ourselves or a failure to meet these standards, may influence our reputation and the value of our brand. For example, California recently adopted two new climate-related bills, which require companies doing business in California that meet certain revenue thresholds to publicly disclose certain greenhouse gas emissions data and climate-related financial risk reports, as well as the Voluntary Market Disclosures Act which requires companies to make certain disclosures regarding their greenhouse gas emissions claims and the voluntary carbon offsets they purchase or sell. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community, and our failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis could adversely affect our reputation, business, and financial performance.

The interpretation and application of U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, the 2017 Tax Cuts and Jobs Act (the "Tax Act") changed how the U.S. imposes income tax on multinational corporations in a number of ways. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition. Furthermore, the Tax Act eliminated the option to deduct research and development expenses in the current period and requires taxpayers to capitalize and amortize these expenses. As a result, our tax attributes utilization has been and continues to be accelerated. Additionally, further regulatory or legislative developments may also arise subject to the political landscape and may materially affect our financial position and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be subject to certain limitations.

Utilization of our net operating loss carryforwards ("NOL") and tax credits such as research and development tax credits (collectively, "tax attributes"), may be impaired under local law, subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. There is also a risk that due to regulatory changes, such as suspensions on the use of tax attributes, or other unforeseen reasons, our existing tax attributes could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our tax attributes, regardless of our profitability.

Risks Related to Intellectual Property

We have faced claims that we infringe third-party intellectual property rights.

We utilize various technologies to provide video to users and subscribers over the Internet. We have fielded claims from holders of intellectual property that our use of these technologies infringes one or more patents, and, in some cases, the amounts claimed are significant. For example, we recently fielded claims from a media and telecommunications company that our use of adaptive bitrate streaming technologies infringes patents to such techniques. Although we disagree with such claims and intend to defend against them, if we are unsuccessful, we could be required to pay monetary damages that could have a materially adverse effect on our results of operations or financial condition or be subject to injunctive relief that could have a materially adverse effect on our ability to operate.

We may be subject to claims that our employees, contractors, collaborators, vendors, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

We rely on our unpatented proprietary technology, and it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. Although we generally seek to protect our trade secrets by confidentiality, non-disclosure and assignment of invention agreements with our employees, contractors, collaborators, vendors, consultants and advisors, these agreements may not provide meaningful protection in the event of unauthorized use or disclosure of our trade secrets. We may be subject to claims that we or our employees, contractors, collaborators, vendors, consultants and advisors have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. In addition, we may face claims by third parties that our agreements with employees obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and may interfere with our ability to capture the commercial value of such intellectual property. If we do not successfully resolve an ownership dispute, we may be precluded from using certain intellectual property or may lose our exclusive rights in such intellectual property. It is not always possible to identify and deter misconduct by employees, contractors, collaborators, vendors, consultants and advisors, and the precautions we take to detect and prevent this type of activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these outcomes could harm our business and competitive position.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock has been, and may continue to be, volatile and has faced, and may continue to face, negative pressure.

The market price of our common stock has been and will likely continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:
- actual or anticipated fluctuations in our operating results;
- domestic and worldwide economic conditions, including employment rates, inflation and interest rates;
- actions of securities analysts who initiate or maintain coverage of us, changes in earnings estimated by securities analysts or in our ability to meet those estimates;
- the operating and stock price performance of comparable companies;
- significant data breaches, disruptions to, or other incidents involving our products;
- changes to the regulatory and legal environment under which we operate;
- announcements by us or our competitors of new products, features, or services; and
- changes in relationships with significant customers.

These factors, among others, may result in short- or long-term negative pressure on the value of our common stock. In addition, technology stocks have historically and recently experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Barry Diller and Joseph Levin are able to exercise significant influence over the composition of our Board of Directors, matters subject to stockholder approval and our operations.

As of December 31, 2024, Mr. Diller and his stepson Alexander von Furstenberg, who serves as a member of Vimeo's Board of Directors (the "Board"), collectively held (directly and through certain trusts) shares of our capital stock that represent approximately 38% of our total outstanding voting power. Additionally, Mr. Levin, the current Chief Executive Officer of IAC and Special Advisor to the Board, held approximately 2% of our total outstanding voting power. Mr. Levin is expected to leave his position with IAC in conjunction with IAC's planned spin-off of Angi, Inc., which is expected to close in the first half of 2025.

As a result of this beneficial ownership of our securities, such individuals are, collectively, in a position to influence (subject to our organizational documents and Delaware law), the composition of the Board and the outcome of corporate actions requiring shareholder approval, such as mergers, business combinations and dispositions of assets, among other corporate transactions. The disparity between the voting power of the holders of our Class B common stock and the corresponding economic ownership position could also create incentives for such holders to either seek to obtain benefits for themselves (in the form of compensation or other contractual benefits, for example) in a form not available to all stockholders on a pro rata basis. In addition, this concentration of investment and voting power could discourage others from initiating a potential merger, takeover or other change of control transaction that may otherwise be beneficial to us and our stockholders, which could adversely affect the market price of our securities.

In addition, the holders of our Class B common stock could sell all or a portion of those shares to a third party, which could result in the purchaser obtaining significant influence over us, the composition of the Board, matters subject to stockholder approval and our operations, without consideration being paid to holders of shares of our common stock, and without holders of shares of our common stock having a right to consent to the identity of such purchaser.

Actual or potential conflicts of interest may develop between our management and directors, on the one hand, and the management and directors of IAC, on the other hand, or between management and directors of either entity and the management and directors of Expedia Group, Inc. or Match Group, Inc.

Certain of our and IAC's executive officers and directors own both IAC capital stock and Vimeo capital stock, and certain members of IAC's senior management team are members of the Board. This overlap could create, or appear to create, potential conflicts of interest when IAC's and our directors and executive officers face decisions that could have different implications for IAC and Vimeo. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between IAC and Vimeo regarding terms of the agreements governing the relationship between IAC and Vimeo after the Spin-off, including the separation agreement, the employee matters agreement, the tax matters agreement, the transition services agreement or any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if IAC and Vimeo enter into any commercial arrangements in the future.

Additionally, we have a provision in our certificate of incorporation providing that no officer or director of Vimeo who is also an officer or director of IAC, Expedia Group or Match Group will be liable to Vimeo or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any of such entities instead of Vimeo, or does not communicate information regarding a corporate opportunity to Vimeo that the officer or director has directed to any of such entities. The corporate opportunity provision may have the effect of exacerbating the risk of potential conflicts of interest between IAC and Vimeo, or between Vimeo and Expedia Group or Match Group, because the provision effectively shields an overlapping director/executive officer from liability for breach of fiduciary duty in the event that such director or officer chooses to direct a corporate opportunity to one of such entities instead of to Vimeo.

Our dual-class common stock structure and aspects of our charter and by-laws may negatively impact the market price of our common stock.

Our Class B common stock has 10 votes per share and our common stock has one vote per share. We cannot predict whether our dual-class common stock structure, combined with the concentrated voting power of Mr. Diller as the holder of all of our outstanding Class B common stock, will result in a lower or more volatile market price of our common stock, or other adverse consequences.

Several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our capital stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our common stock.

The difference in the voting rights between our common stock and Class B common stock could also harm the value of our common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of holders of our Class B common stock to ten votes per share of Class B common stock, or could potentially result in holders of our Class B common stock receiving higher consideration in a sale of our company than that paid to holders of our common stock. The existence of two classes of common stock could also result in less liquidity for our common stock than if there were only one class of common stock.

In addition, our charter and by-laws require securities actions to be brought in federal court and derivative actions to be filed in Delaware. These features may impact the value of our stock.

We do not expect to declare any regular cash dividends in the foreseeable future.

Vimeo, Inc. has never declared or paid any cash dividends on its capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Board. Accordingly, holders of our common stock may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain a comprehensive Information Security Management System ("ISMS") program, which is led by a dedicated Chief Information Security Officer ("CISO"), who joined the Company in October 2024 and has almost 20 years of experience in enterprise grade cybersecurity and global scale systems, having previously served as a CISO of another public company and as a cybersecurity consultant. Our CISO is undertaking a comprehensive review of our information security systems and processes, and as a result, we may make incremental improvements to our cybersecurity controls and procedures and our cybersecurity risk management over the next six to twelve months.

Under the CISO, the Information Security Team is responsible for defining and implementing the Company's cybersecurity strategy, policy, standards, architecture, and processes. The Information Security Team oversees the delivery of network, cloud, email and application security, security monitoring, penetration testing, cybersecurity training and incident response. Our ISMS program has been developed based on industry standards, including those published by the International Organization for Standardization and the National Institute of Standards and Technology, although we may not directly or fully comply with all elements of these standards. Through our ISMS program, we have established a comprehensive collection of policies and standard operating procedures to guide our cybersecurity strategy, which includes an Information Security Policy applicable to all Vimeo personnel, as well as a Supplier Information Security Policy for our third-party software vendors, both of which set forth cybersecurity standards, controls, and training requirements designed to protect corporate and customer data, whether it is processed by Vimeo or a service provider. We also conduct regular workforce training to instruct employees to identify cybersecurity concerns and take the appropriate action.

Our cybersecurity governance framework includes oversight by the Audit Committee of the Board, which reviews the effectiveness of the Company's management of cybersecurity, data privacy and other data- and technology-related risks, controls and procedures. The CISO reports regularly to our Audit Committee, as well as our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the emerging threat landscape. Our ISMS program is regularly evaluated by external experts with the results of those reviews reported to senior management and the Board. The Audit Committee and, as appropriate, the Board, also receives prompt and timely information regarding any high severity cybersecurity incident, as well as ongoing updates regarding any such incident until it has been addressed.

As of the date of this report, we are not aware of any material risks resulting from any previously reported cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. We discuss the risks relating to cybersecurity threats and their potential impact on our business more fully in "Risk Factors" in Part I, Item 1A herein.

Item 2. Properties

We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. Since April 2020, the majority of our workforce has been working remotely. Our facilities, most of which are leased in the United States and various jurisdictions abroad, generally consist of executive and administrative offices, data centers and sales offices. All of our offices are leased, and we do not own any real property.

Our corporate headquarters are located at 330 West 34th Street in New York, New York. We believe that our current facilities are adequate to meet our foreseeable needs. We believe that suitable additional or alternative space would be available on commercially reasonable terms, as necessary, to accommodate our future growth.

Item 3. Legal Proceedings

The information set forth under "Note 13— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Issuer Purchases of Equity Securities

The following table sets forth purchases by the Company of shares of Vimeo common stock during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [3]
		(In thousands, except per share data)		
October 1 to October 31, 2024	410	$ 4.91	410	$ 31,300
November 1 to November 30, 2024	67	$ 4.87	67	$ 30,975
December 1 to December 31, 2024	1,117	$ 6.83	1,117	$ 23,403
Total	1,594	$ 6.25	1,594	$ 23,403

――――――――――――

[1] Average price paid per share includes direct costs associated with the repurchases.

[2] Reflects repurchases of Vimeo common stock made pursuant to the Company's Stock Repurchase Program. See "Note 8—Shareholders' Equity" in the accompanying notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to share repurchases. Subsequent to December 31, 2024 and through February 13, 2025, the Company repurchased 1.5 million shares of its common stock, on a trade date basis, at a weighted average cost of $6.55 per share, or in aggregate $9.7 million. At February 13, 2025, the Company has $13.7 million remaining under its share repurchase authorization.

[3] Direct costs associated with the repurchases do not reduce the amount available under the Stock Repurchase Program.

Market Information for Our Common Stock

Our common stock has been listed on Nasdaq under the symbol "VMEO" since May 25, 2021. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 13, 2025, we had 767 holders of record of our common stock and one holder of record of our Class B common stock. Because many of our shares of common stock are held in street name by brokers and other nominees on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our common stock represented by these holders of record.

Dividend Policy

Vimeo, Inc. has never declared or paid any cash dividends on its capital stock.

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of Vimeo's Board of Directors (the "Board"), subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that the Board may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item is incorporated by reference from the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans" included in Part III, Item 12 of this Annual Report on Form 10-K.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our common stock from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq) through December 31, 2024 with (ii) the cumulative total return of the Standard & Poor's ("S&P") 500 Index and the S&P Information Technology Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on May 25, 2021 and the reinvestment of dividends. The graph uses the closing market price on May 25, 2021 of $45.39 per share as the initial value of our common stock. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future. The returns shown are based on historical results and are not intended to suggest future performance.


Indexed Total Return
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$195
$148
$14
5/30/21
8/18/21
11/6/21
1/25/22
4/15/22
7/4/22
9/22/22
12/11/22
3/1/23
5/20/23
8/8/23
10/27/23
1/15/24
4/4/24
6/23/24
9/11/24
11/30/24
VMEO
S&P 500 - Total Return
S&P 500 Information Technology - Total Return

Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo

The following discussion should be read in conjunction with Item 1A - Risk Factors and our audited consolidated financial statements and the notes thereto included in Item 8—Consolidated Financial Statements and Supplementary Data. For a discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited annual consolidated financial statements for the year ended December 31, 2023 and notes thereto included in the Annual Report on Form 10-K of Vimeo, Inc. filed with the Securities Exchange Commission on February 22, 2024.

Operating Metrics and Key Terms:

		Years Ended December 31,			
		2024		**2023**	**% Change**
		(In thousands, except ARPU)			
Self-Serve & Add-Ons:					
Subscribers		1,227.7		1,379.7	(11)%
Average Subscribers		1,303.7		1,442.4	(10)%
ARPU	$	208	$	198	5 %
Bookings	$	260,667	$	281,548	(7)%
Vimeo Enterprise:					
Subscribers		4.0		3.3	19 %
Average Subscribers		3.7		2.8	31 %
ARPU	$	22,755	$	20,269	12 %
Bookings	$	98,640	$	71,435	38 %
Other:					
Subscribers		50.0		67.0	(25)%
Average Subscribers		58.5		80.1	(27)%
ARPU	$	1,062	$	938	13 %
Bookings	$	43,727	$	50,106	(13)%

When the following terms appear in this Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo, they have the meanings indicated below:

- **Self-Serve & Add-Ons** relates to our subscription plans sold directly online, and any add-on services tied to those online subscriptions such as bandwidth charges, which are sold through our sales force to subscribers of one of our plans if they exceed a certain threshold of bandwidth.

- **Vimeo Enterprise** relates to our video offering designed for teams and organizations, which includes the same capabilities of Self-Serve & Add-Ons plus enterprise-grade features such as advanced security, custom user permissions, single-sign on for employees, interactive video tools, and marketing software integrations. Vimeo Enterprise is sold through our sales force and is often an upgrade from Vimeo's Self-Serve & Add-Ons as the number of users or use cases in an organization grows.

- **Other** relates to products and services we offer outside of Self-Serve & Add-Ons and Vimeo Enterprise, primarily our over-the-top ("OTT") video monetization solution that allows customers to launch and run their own video streaming channel directly to their audience through a branded web portal, mobile apps and Internet-enabled TV apps. Other also includes Magisto, Livestream, Wibbitz, and WIREWAX.

- **Subscribers** is the number of users who have an active subscription to one of Vimeo's paid plans measured at the end of the relevant period. Vimeo counts each customer with a subscription plan as a subscriber regardless of the number of users. In the case of customers who maintain subscriptions across Self-Serve & Add-Ons, Vimeo Enterprise, and

Other, Vimeo counts one subscriber for each of the components in which they maintain one or more subscriptions. Vimeo does not count users or team members who have access to a subscriber's account as additional subscribers.

- **Average Subscribers** is the sum of the number of Subscribers at the beginning and at the end of the relevant measurement period divided by two.

- **Average Revenue per User ("ARPU")** is the annualized revenue for the relevant period divided by Average Subscribers. For periods that are less than a full year, annualized revenue is calculated by dividing the revenue for that particular period by the number of calendar days in the period and multiplying this value by the number of calendar days in that year.

- **Bookings** consist of fixed fees for software-as-a-service ("SaaS") services, measured at the end of the relevant period, that subscribers have committed to pay during their subscription period which is generally 12 months, less refunds and chargebacks during the same period.

- **Gross Margin** is revenue less cost of revenue, divided by revenue.

- **Cost of Revenue** consists primarily of hosting fees, credit card processing fees, compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in customer care functions, traffic acquisition costs, which includes in-app purchase fees, and outsourced customer care personnel costs.

- **Research and Development Expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, software license and maintenance costs, rent expense and facilities costs.

- **Sales and Marketing Expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for Vimeo's sales force and marketing personnel, advertising expenditures, which include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events, software license and maintenance costs, rent expense and facilities costs.

- **General and Administrative Expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in executive management, finance, legal, tax, information technology and human resources, provision for credit losses, fees for professional services, rent expense, facilities costs, software license and maintenance costs, and business insurance.

- **Credit Facility** is the $100 million revolving credit facility entered into on February 12, 2021 by Vimeo.com, Inc., which was terminated in accordance with its terms effective June 30, 2023.

- **Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")** is a non-GAAP financial measure. See "Principles of Financial Reporting" for the definition of Adjusted EBITDA and a reconciliation of net earnings to Adjusted EBITDA for the years ended December 31, 2024 and 2023.


MANAGEMENT OVERVIEW


Vimeo is the world's most innovative video experience platform, providing a full breadth of video tools through a SaaS model. Our core focus is transforming how people create and share videos by providing cutting-edge products and a platform that bridges technology with creative innovation. We provide a turnkey cloud-based solution that eliminates barriers to using video and solves essential video needs, including video hosting and management, intuitive video creation and editing, insightful analytics, artificial intelligence language translations, and enterprise tools.

Sources of Revenue

Vimeo's revenue is derived primarily from fixed SaaS subscription fees paid by customers. Revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable.

Distribution, Marketing and Advertiser Relationships

Vimeo pays to market and distribute its services on third-party search engines and social media websites, and through e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events. Vimeo also pays traffic acquisition costs, which consist of fees paid to Apple and Google related to the distribution and the facilitation of in-app purchases of product features. These distribution channels might also offer other third parties services and products, which may compete with those Vimeo offers.

Vimeo also markets and offers its services and products through branded websites, allowing customers to transact directly with it in a convenient manner.

Results of Operations

Results of operations for the periods presented as a percentage of our revenue are as follows:

	Years Ended December 31,	
	2024	**2023**
	(as a % of revenue)	
Revenue	100 %	100 %
Cost of revenue (exclusive of depreciation shown separately below)	22	22
Gross profit	78	78
Operating expenses:		
Research and development expense	26	26
Sales and marketing expense	29	36
General and administrative expense	18	12
Depreciation	—	—
Amortization of intangibles	—	1
Total operating expenses	74	75
Operating income	4	3
Interest expense	—	—
Other income, net	4	3
Earnings before income taxes	8	6
Income tax provision	(2)	(1)
Net earnings	6 %	5 %

Revenue

	Years Ended December 31,			
	2024	**2023**	**Change**	**% Change**
	(In thousands)			
Self-Serve & Add-Ons	$ 271,691	$ 285,529	$ (13,838)	(5)%
Vimeo Enterprise	83,191	56,499	26,692	47
Other	62,124	75,186	(13,062)	(17)
Total revenue	$ 417,006	$ 417,214	$ (208)	— %

Revenue was flat due primarily to an increase of $26.7 million or 47% in Vimeo Enterprise, partially offset by decreases of $13.8 million or 5% in Self-Serve & Add-Ons and $13.1 million or 17% in Other. The increase in Vimeo Enterprise was primarily due to increases of 31% and 12% in Average Subscribers and ARPU, respectively. The decrease in Self-Serve & Add-Ons was primarily due to a decrease of 10% in Average Subscribers, partially offset by an increase of 5% in ARPU. The decrease in Other was primarily due to the Company deprecating a number of products in this category.

Cost of Revenue (exclusive of depreciation shown separately below) and Gross Profit

	Years Ended December 31,			
	2024	2023	Change	% Change
	(In thousands)			
Cost of revenue (exclusive of depreciation shown separately below)	$ 90,731	$ 91,576	$ (845)	(1)%
Gross profit	$ 326,275	$ 325,638	$ 637	— %
Gross margin	78%	78%		

Cost of revenue decreased $0.8 million, or 1%, due primarily to a decrease in credit card processing fees of $3.7 million driven by lower bookings from Self-Serve & Add-Ons, partially offset by an increase in hosting costs of $2.1 million.

Gross profit increased $0.6 million due primarily to a decrease in cost of revenue, as revenue was flat.

Operating Expenses

	Years Ended December 31,			
	2024	2023	Change	% Change
	(In thousands)			
Research and development expense	$ 109,373	$ 107,074	$ 2,299	2 %
Sales and marketing expense	119,869	151,487	(31,618)	(21)
General and administrative expense	76,604	49,194	27,410	56
Depreciation	356	1,997	(1,641)	(82)
Amortization of intangibles	1,390	2,839	(1,449)	(51)
Total operating expenses	$ 307,592	$ 312,591	$ (4,999)	(2)%

Research and development expense increased $2.3 million, or 2%, due primarily to increased investment in products of $7.0 million mainly comprised of compensation expense and other employee-related costs, partially offset by decreases of $2.7 million in restructuring costs driven by a reduction-in-force that was completed in the first quarter of 2023 and $2.1 million in stock-based compensation expense driven by executive turnover.

Sales and marketing expense decreased $31.6 million, or 21%, due primarily to decreases of $28.0 million in advertising costs as we reduced underperforming spend and shifted to a more organic customer acquisition approach and $3.7 million in stock-based compensation expense driven by executive turnover in 2024.

General and administrative expense increased $27.4 million, or 56%, due primarily to an increase of $26.6 million in stock-based compensation expense driven by Board and executive turnover in 2023.

Depreciation decreased $1.6 million, or 82%, due primarily to costs associated with asset retirement obligations incurred in 2023 related to the Company's international operations.

Amortization of intangibles decreased $1.4 million, or 51%, due primarily to certain intangible assets reaching the end of their estimated useful lives in the second quarter of 2023.

Operating Income

	Years Ended December 31,			
	2024	2023	Change	% Change
	(In thousands)			
Operating income	$ 18,683	$ 13,047	$ 5,636	43 %

Operating income increased $5.6 million primarily due to an increase in gross profit of $0.6 million and a decrease in operating expenses of $5.0 million. The decrease in operating expenses was due primarily to decreases in advertising costs of $28.0 million, partially offset by increases in stock-based compensation expense of $20.9 million and compensation expense and other employee-related costs of $3.8 million. We currently anticipate that operating expenses will increase in 2025 as we expect to continue to invest in our products.

Non-Operating Income and Expenses

| | Years Ended December 31, | | | |
	2024	2023	Change	% Change
	(In thousands)			
Interest expense	$ —	$ (998)	$ 998	(100)%
Interest income	$ 14,793	$ 12,640	$ 2,153	17 %
Foreign exchange gains, net	240	259	(19)	(7)%
Loss on sale of an asset	—	(37)	37	(100)%
Other income, net	$ 15,033	$ 12,862	$ 2,171	17 %

Interest expense decreased $1.0 million due to the termination of the Credit Facility in the second quarter of 2023.

Other income, net increased $2.2 million due primarily to an increase in Interest income driven by larger Cash and cash equivalents balances.

Income Tax Provision

| | Years Ended December 31, | | | |
	2024	2023	Change	% Change
	(In thousands)			
Income tax provision	$ (6,704)	$ (2,879)	$ (3,825)	133 %

Income tax provision increased by $3.8 million primarily as a result of higher pre-tax income and the impact of stock-based awards.

For further details of income tax matters, see "Note 4—Income Taxes" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Adjusted EBITDA

| | Years Ended December 31, | | | |
	2024	2023	Change	% Change
	(In thousands)			
Adjusted EBITDA	$ 55,339	$ 34,417	$ 20,922	61 %
As a percentage of revenue	13%	8%		

For a reconciliation of net earnings to Adjusted EBITDA, see "Principles of Financial Reporting."

Adjusted EBITDA increased $20.9 million to $55.3 million, due primarily to a decrease in operating expenses, driven by a decrease in advertising costs, partially offset by an increase in compensation expense and other employee-related costs.

PRINCIPLES OF FINANCIAL REPORTING

We have provided Adjusted EBITDA in this report to supplement our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We use this non-GAAP financial measure internally in analyzing our financial results and believe that it is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present a similar non-GAAP financial measure. However, our presentation of this non-GAAP financial measure may differ from the presentation of similarly titled measures by other companies. Adjusted EBITDA is one of the metrics on which our internal budgets are based and also one of the metrics by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and corresponding non-GAAP measure, which we discuss below.

Definition of Non-GAAP Measure

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; (3) amortization of intangible assets; (4) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (5) restructuring costs associated with exit or disposal activities such as a reduction in force or reorganization. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are either non-cash or non-recurring in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The reconciliation of net earnings to Adjusted EBITDA is as follows:

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Net earnings	$ 27,012	$ 22,032
Add back:		
Income tax provision	6,704	2,879
Other income, net	(15,033)	(12,862)
Interest expense	—	998
Operating income	18,683	13,047
Add back:		
Stock-based compensation expense	32,705	12,042
Depreciation	356	1,997
Amortization of intangibles	1,390	2,839
Contingent consideration fair value adjustments	—	(396)
Restructuring costs	2,205	4,888
Adjusted EBITDA	$ 55,339	$ 34,417

Items That Are Excluded From Non-GAAP Measure

Stock-based compensation expense consists of expense associated with the grants of Vimeo stock-based awards. These expenses are not paid in cash and we view the economic costs of stock-based awards to be the dilution to our share base. We also consider the dilutive impact of stock-based awards in GAAP diluted earnings per share, to the extent such impact is dilutive.

Depreciation is a non-cash expense relating to our leasehold improvements and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets are non-cash expenses related to capitalized software development costs or acquisitions. Amortization of capitalized software development costs is computed using the straight-line method to allocate the cost of such assets to operations over their estimated useful lives. At the time of an acquisition, the identifiable definite-lived intangible

assets of the acquired company are valued and amortized over their estimated useful lives. We believe that acquired intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization is not an ongoing cost of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

Restructuring costs consist of costs associated with exit or disposal activities such as severance and other post-employment benefits paid in connection with a reduction in force or reorganization. We consider these costs to be non-recurring in nature and therefore, are not indicative of current or future performance or the ongoing cost of doing business.

VIMEO'S FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Position

	December 31,			
	2024		**2023**	
	(In thousands)			
Cash and cash equivalents:				
United States	$	304,216	$	283,971
All other countries		21,060		17,401
Total cash and cash equivalents	$	325,276	$	301,372

Vimeo's international cash can be repatriated without significant tax consequences.

Cash Flow Information

	Years Ended December 31,			
	2024		**2023**	
	(In thousands)			
Net cash provided by (used in):				
Operating activities	$	56,861	$	37,785
Investing activities	$	(222)	$	531
Financing activities	$	(32,177)	$	(11,695)

Year ended December 31, 2024

Net cash provided by operating activities included net earnings of $27.0 million adjusted for non-cash items of $39.9 million, partially offset by changes in working capital that used $10.0 million. Changes in working capital primarily consisted of decreases of $5.3 million in deferred revenue and $3.0 million in accounts payable and other liabilities. The decrease in deferred revenue was due primarily to lower Self-Serve & Add-ons and Other bookings, partially offset by growth in Vimeo Enterprise bookings. The decrease in accounts payable and other liabilities was primarily driven by the payment of 2023 annual cash bonuses in 2024, and lease payments, partially offset by accruals for 2024 annual and supplemental cash bonuses.

Net cash used by investing activities included capital expenditures of $0.2 million.

Net cash used in financing activities included $26.4 million of common stock repurchases and $6.9 million of withholding taxes paid related to the settlement of equity awards.

Year ended December 31, 2023

Net cash provided by operating activities included net earnings of $22.0 million adjusted for non-cash items of $23.5 million, partially offset by changes in working capital that used $7.7 million. Changes in working capital primarily consisted of a decrease of $7.7 million in accounts payable and other liabilities and an increase of $5.2 million in prepaid expenses and other assets, partially offset by an increase of $4.1 million in deferred revenue. The decrease in accounts payable and other liabilities was due primarily to the payment of 2022 annual cash bonuses in 2023, lease payments, the timing of invoice payments, and the payment of a contingent consideration arrangement (the portion that was in excess of the amount recorded in purchase accounting and as described in "Note 6—Fair Value Measurements"), partially offset by accruals for 2023 cash bonuses paid in 2024. The increase in prepaid expenses and other assets was due primarily to increased software expenditures and the timing of cash payments. The increase in deferred revenue was due primarily to growth in Vimeo Enterprise bookings.

Net cash provided by investing activities included proceeds of $0.6 million previously held in escrow related to the sale of Vimeo's retained interest in its former hardware business.

Net cash used in financing activities included $6.4 million related to the settlement of equity awards, primarily withholding taxes, and $5.8 million related to contingent consideration arrangements (the portion up to the amount recorded in purchase accounting as described in "Note 6—Fair Value Measurements").

Liquidity and Capital Resources

Share Repurchase Authorizations and Activity

During the year ended December 31, 2024, the Company repurchased 5.9 million shares of its common stock, on a trade date basis, at a weighted average cost of $4.50 per share, or in aggregate $26.8 million.

Subsequent to December 31, 2024 and through February 13, 2025, the Company repurchased 1.5 million shares of its common stock, on a trade date basis, at a weighted average cost of $6.55 per share, or in aggregate $9.7 million. At February 13, 2025, the Company has $13.7 million remaining under its share repurchase authorization.

Outstanding Stock-Based Awards

Stock-based awards are settled in shares of Vimeo common stock and may be settled on a gross or net basis based upon factors deemed relevant at the time. Currently, stock-based awards are generally settled on a net basis, such that individual award holders will receive shares of Vimeo common stock, net of a number of shares of Vimeo common stock equal to the required cash tax withholding payment, which will be paid by Vimeo on the employee's behalf.

Liquidity Assessment

At December 31, 2024, Vimeo had $325.3 million in cash and cash equivalents and no debt. Vimeo believes its existing cash and cash equivalents and expected positive cash flows generated from operations will be sufficient to fund its normal operating requirements, capital expenditures, withholding taxes related to net settled stock-based awards, and repurchases under the Stock Repurchase Program for at least the next twelve months. This assessment includes the effect of non-cancellable purchase obligations, which primarily relate to cloud computing and software development arrangements, and operating leases related to office space. For further details, see "Note 12—Leases" and "Note 13—Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data. Vimeo does not currently expect to incur significant capital expenditures.

Vimeo's liquidity could be negatively affected by a decrease in demand for our products and services, or the occurrence of unexpected expenses. Vimeo may need to raise additional capital through future debt or equity financings to make additional acquisitions and investments or to provide for greater financial flexibility. Additional financing may not be available on terms favorable to Vimeo or at all.

Off-Balance Sheet Arrangements

Other than the purchase obligations described in "Note 13— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data, Vimeo does not have any off-balance sheet arrangements as of December 31, 2024.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following disclosure is provided to supplement the descriptions of Vimeo's accounting policies contained in "Note 2 —Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data in regard to significant areas of judgment. Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amount of assets, liabilities, revenue and expenses and any related disclosures. Actual results could differ from these estimates. Because of the size of the financial statement elements to which they relate, some of Vimeo's accounting policies and estimates have a more significant impact on its consolidated financial statements than others. A discussion of Vimeo's critical accounting policies and estimates follows.

Recoverability of Goodwill

Goodwill had a carrying value of $245.4 million at both December 31, 2024 and 2023, and is assessed for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would more likely than not reduce its fair value below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either the "operating segment level," or one level below, which is referred to as a "component." The level at which the impairment test is performed requires judgment in identifying operating segments and components, and whether or not any components can be aggregated for purposes of the impairment test. Management has determined that there is a single operating segment and no components below that level, resulting in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.

In assessing goodwill for impairment, Vimeo has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If Vimeo determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is not required to perform any additional tests in assessing goodwill for impairment. However, if Vimeo concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative assessment to determine the fair value of its reporting units. If the carrying value of a reporting unit exceeds its fair value, an impairment equal to the excess is recorded.

For Vimeo's annual goodwill test as of October 1, 2024, the qualitative assessment performed indicated that it was more likely than not that its fair value was in excess of its carrying value. The primary factor that the Company considered in determining that no impairment exists was that Vimeo's market capitalization as of October 1, 2024 was approximately $1.0 billion and exceeded its carrying value by approximately $600 million.

Income Taxes

Vimeo regularly assesses the realizability of deferred tax assets considering all available evidence including, prior actual and forecasted financial performance, among other factors. As of December 31, 2024 and 2023, Vimeo is in a three-year cumulative loss position in the United States and has recorded a full valuation allowance of $56.9 million and $62.1 million, respectively. Sufficient positive evidence may become available that indicates a portion of the valuation allowance will no longer be needed. This would result in the recognition of certain deferred tax assets and a corresponding decrease to income tax provision for the period the release is recorded.

Vimeo evaluates and accounts for uncertain tax positions determined more-likely-than-not to be sustainable upon examination, based solely on its technical merits. At December 31, 2024 and 2023, Vimeo had unrecognized tax benefits, including interest and penalties, of $6.0 million and $4.6 million, respectively. Vimeo considers many factors when evaluating and estimating its tax positions and unrecognized tax benefits, which may require periodic adjustment and which may not accurately anticipate actual outcomes. Although management currently believes changes to unrecognized tax benefits from period to period and differences realized upon resolution will not be material, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see "Note 2—Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange

International revenue, which is based upon the location of the customer, accounted for 46%, 47%, and 49% of Vimeo's total revenue for the years ended December 31, 2024, 2023, and 2022, respectively. Subscriptions that are purchased by international customers through Vimeo's sales force are generally priced in U.S. dollars. Subscriptions that are purchased by international customers directly through our website or apps are generally priced in local currency.

Vimeo is exposed to foreign currency transaction gains and losses to the extent it or its subsidiaries conduct transactions in and/or have assets and/or liabilities that are denominated in a currency other than the entity's functional currency. Vimeo recorded foreign exchange gains of $0.2 million, $0.3 million, and $1.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Item 8. Consolidated Financial Statements and Supplementary Data


Report of Independent Registered Public Accounting Firm


To the Shareholders and the Board of Directors of Vimeo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Vimeo, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter
During the year ended December 31, 2024, the Company recognized revenue of $417.0 million. As disclosed in Note 2 to the consolidated financial statements, revenue is derived primarily from fixed software-as-a-service subscription fees paid by customers. Subscription periods generally range from one month to three years. The transaction price is recognized as revenue on a straight-line basis over the contractual term of the arrangement beginning on the date access is provided to the Vimeo platform.

Auditing management's recognition of revenue was challenging due to the extent of effort as a result of the high volume of subscription revenue contracts, and the Company's manual process of entering data related to subscription plans sold through the Company's sales force into the system used to calculate revenue.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the revenue recognition process. For example, we tested controls over the calculation of revenue recognized and data entered into the system used to calculate revenue for subscription plans sold through the Company's sales force.

To test the Company's revenue recognition, our audit procedures included, among others, testing a sample of revenue transactions by independently calculating the amount of revenue recognized based upon the contractual terms and comparing the terms to source documents for subscription plans sold through the Company's sales force.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

New York, New York
February 19, 2025

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

		December 31,		
		2024		**2023**
		(In thousands, except par value amounts)		
ASSETS				
Cash and cash equivalents	$	325,276	$	301,372
Accounts receivable, net		24,648		26,605
Prepaid expenses and other current assets		24,732		23,491
Total current assets		374,656		351,468
Leasehold improvements and equipment, net		456		607
Goodwill		245,406		245,406
Intangible assets with definite lives, net		1,239		2,629
Other non-current assets		21,064		22,810
TOTAL ASSETS	$	642,821	$	622,920
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES:				
Accounts payable, trade	$	4,473	$	4,696
Deferred revenue		161,923		168,610
Accrued expenses and other current liabilities		56,027		53,573
Total current liabilities		222,423		226,879
Other long-term liabilities		11,601		13,809
Commitments and contingencies				
SHAREHOLDERS' EQUITY:				
Common stock, $0.01 par value; 1,600,000 shares authorized; 161,993 and 158,511 shares issued and 156,047 and 158,511 shares outstanding, respectively		1,620		1,585
Class B common stock, $0.01 par value; 400,000 shares authorized; 9,399 shares issued and outstanding, respectively		94		94
Preferred stock $0.01 par value; 100,000 shares authorized, no shares issued and outstanding		—		—
Additional paid-in capital		801,367		774,587
Accumulated deficit		(366,323)		(393,335)
Accumulated other comprehensive loss		(1,180)		(699)
Treasury stock, at cost, 5,946 and 0 shares, respectively		(26,781)		—
Total shareholders' equity		408,797		382,232
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	642,821	$	622,920

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,		
	2024	2023	2022
	(In thousands, except per share data)		
Revenue	$ 417,006	$ 417,214	$ 433,028
Cost of revenue (exclusive of depreciation shown separately below)	90,731	91,576	103,595
Gross profit	326,275	325,638	329,433
Operating expenses:			
Research and development expense	109,373	107,074	127,661
Sales and marketing expense	119,869	151,487	170,401
General and administrative expense	76,604	49,194	107,011
Depreciation	356	1,997	2,198
Amortization of intangibles	1,390	2,839	5,100
Total operating expenses	307,592	312,591	412,371
Operating income (loss)	18,683	13,047	(82,938)
Interest expense	—	(998)	(491)
Other income, net	15,033	12,862	5,764
Earnings (loss) before income taxes	33,716	24,911	(77,665)
Income tax provision	(6,704)	(2,879)	(1,926)
Net earnings (loss)	$ 27,012	$ 22,032	$ (79,591)
Per share information:			
Basic earnings (loss) per share	$ 0.16	$ 0.13	$ (0.49)
Diluted earnings (loss) per share	$ 0.16	$ 0.13	$ (0.49)
Stock-based compensation expense by function:			
Cost of revenue	$ 757	$ 996	$ 1,000
Research and development expense	13,700	15,753	20,447
Sales and marketing expense	5,984	9,661	9,986
General and administrative expense	12,264	(14,368)	32,907
Total stock-based compensation expense	$ 32,705	$ 12,042	$ 64,340

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE OPERATIONS

	Years Ended December 31,					
		2024		2023		2022
		(In thousands)				
Net earnings (loss)	$	27,012	$	22,032	$	(79,591)
Other comprehensive (loss) income:						
Change in foreign currency translation adjustments		(481)		132		(745)
Total other comprehensive (loss) income		(481)		132		(745)
Comprehensive income (loss)	$	26,531	$	22,164	$	(80,336)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2024, 2023, and 2022

	Common stock, $0.01 par value		Class B common stock, $0.01 par value		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	$	Shares	$	Shares	$	Shares				
					(In thousands)					
Balance as of December 31, 2021	$ 1,567	156,708	$ 94	9,399	$ —	—	$ 704,796	$ (335,776)	$ (86)	$ 370,595
Net loss	—	—	—	—	—	—	—	(79,591)	—	(79,591)
Other comprehensive loss	—	—	—	—	—	—	—	—	(745)	(745)
Stock-based compensation expense	—	—	—	—	—	—	64,340	—	—	64,340
Amounts related to settlement of equity awards	5	479	—	—	—	—	(746)	—	—	(741)
Balance as of December 31, 2022	$ 1,572	157,187	$ 94	9,399	$ —	—	$ 768,390	$ (415,367)	$ (831)	$ 353,858
Net earnings	—	—	—	—	—	—	—	22,032	—	22,032
Other comprehensive income	—	—	—	—	—	—	—	—	132	132
Stock-based compensation expense	—	—	—	—	—	—	12,042	—	—	12,042
Amounts related to settlement of equity awards	29	2,948	—	—	—	—	(5,861)	—	—	(5,832)
Restricted Stock Award	(16)	(1,624)	—	—	—	—	16	—	—	—
Balance at December 31, 2023	$ 1,585	158,511	$ 94	9,399	$ —	—	$ 774,587	$ (393,335)	$ (699)	$ 382,232
Net earnings	—	—	—	—	—	—	—	27,012	—	27,012
Other comprehensive loss	—	—	—	—	—	—	—	—	(481)	(481)
Stock-based compensation expense	—	—	—	—	—	—	32,705	—	—	32,705
Amounts related to settlement of equity awards	35	3,482	—	—	—	—	(5,925)	—	—	(5,890)
Purchase of treasury stock	—	—	—	—	(26,781)	5,946	—	—	—	(26,781)
Balance at December 31, 2024	$ 1,620	161,993	$ 94	9,399	$ (26,781)	5,946	$ 801,367	$ (366,323)	$ (1,180)	$ 408,797

VIMEO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Cash flows from operating activities:			
Net earnings (loss)	$ 27,012	$ 22,032	$ (79,591)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Stock-based compensation expense	32,705	12,042	64,340
Amortization of intangibles	1,390	2,839	5,100
Depreciation	356	1,997	2,198
Provision for credit losses	993	777	7,606
Loss on the sale of an asset	—	37	—
Non-cash lease expense	4,352	4,449	5,971
Other adjustments, net	54	1,333	(433)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable	(1,090)	1,075	(13,027)
Prepaid expenses and other assets	(542)	(5,180)	(3,090)
Accounts payable and other liabilities	(3,031)	(7,744)	(23,760)
Deferred revenue	(5,338)	4,128	(2,385)
Net cash provided by (used in) operating activities	56,861	37,785	(37,071)
Cash flows from investing activities:			
Acquisitions, net of cash acquired	—	—	21
Capital expenditures	(222)	(108)	(802)
Proceeds from the sale of an asset	—	639	1,611
Net cash (used in) provided by investing activities	(222)	531	830
Cash flows from financing activities:			
Amounts related to settlement of equity awards	(6,878)	(6,414)	(5,448)
Proceeds from exercise of stock options	1,106	759	18
Purchases of treasury stock	(26,405)	—	—
Contingent consideration payment	—	(5,774)	(4,816)
Other, net	—	(266)	(342)
Net cash used in financing activities	(32,177)	(11,695)	(10,588)
Total cash provided (used)	24,462	26,621	(46,829)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(405)	(19)	(682)
Net increase (decrease) in cash and cash equivalents and restricted cash	24,057	26,602	(47,511)
Cash and cash equivalents and restricted cash at beginning of period	301,436	274,834	322,345
Cash and cash equivalents and restricted cash at end of period	$ 325,493	$ 301,436	$ 274,834

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Description of Business

Vimeo is the world's most innovative video experience platform, providing a full breadth of video tools through a software-as-a-service ("SaaS") model. Our core focus is transforming how people create and share videos by providing cutting-edge products and a platform that bridges technology with creative innovation. We provide a turnkey cloud-based solution that eliminates barriers to using video and solves essential video needs, including video hosting and management, intuitive video creation and editing, insightful analytics, artificial intelligence language translations, and enterprise tools.

Unless otherwise stated in this Annual Report on Form 10-K, references to "Vimeo," the "Company," "we," "our" or "us" refers to Vimeo, Inc. and its consolidated subsidiaries.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and with the rules and regulations of the Securities and Exchange Commission ("SEC"). The accompanying consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of entities in which Vimeo has a controlling interest ("subsidiaries"), and in the opinion of management, include all adjustments considered necessary for a fair presentation.

All intercompany balances and transactions between and among Vimeo and its subsidiaries have been eliminated.

Accounting Estimates

Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with GAAP that affect the amounts reported in the accompanying consolidated financial statements and footnotes thereto. Actual results could differ from these estimates.

Significant estimates and judgments inherent in the preparation of the accompanying consolidated financial statements include those related to: the recoverability of goodwill; contingencies; unrecognized tax benefits; and the valuation allowance for deferred income tax assets, among others. Vimeo bases its estimates, judgments and assumptions on historical experience, its forecasts and budgets and other factors that Vimeo considers relevant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Vimeo's revenue is derived primarily from fixed SaaS subscription fees paid by customers. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable. Vimeo's disaggregated revenue disclosures are presented in "Note 3—Revenue."

Vimeo accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The transaction price, which generally reflects the fixed SaaS subscription fees listed in the terms of the contract, is the amount of consideration Vimeo expects to be entitled to in exchange for access to the Vimeo platform. The transaction price is recognized as revenue on a straight-line basis over the contractual term of the arrangement beginning on the date access is provided to the Vimeo platform, which is considered to be a series of distinct services that comprise a single performance obligation and have the same pattern of transfer over the contractual term. Estimates of variable consideration have not been significant.

All taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers are excluded from the measurement of the transaction price, and accordingly, not included as a component of revenue or cost of revenue. For contracts that have an original duration of one year or less, Vimeo does not consider the time value of money applicable to such contracts.

Deferred Revenue

Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo's performance. Vimeo's deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. Vimeo classifies deferred revenue as current when the term of the applicable subscription period or expected completion of its performance obligation is one year or less.

Costs to Obtain a Contract with a Customer

Vimeo has determined that commissions paid to employees pursuant to certain sales incentive programs meet the requirements to be capitalized as a cost of obtaining a contract with a customer and are amortized over the estimated customer relationship period. Vimeo calculates the estimated customer relationship period as the average customer life, which is based on historical data. When customer renewals are expected and the renewal commission is not commensurate with the initial commission, the average customer life includes renewal periods. Vimeo has elected the practical expedient to expense costs to obtain a contract with a customer as incurred when the amortization period would be one year or less.

Cost of Revenue

Cost of revenue consists primarily of hosting fees, credit card processing fees, compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in customer care functions, traffic acquisition costs, which includes in-app purchase fees, and outsourced customer care personnel costs.

Research and Development Expense

Research and development expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, software license and maintenance costs, rent expense and facilities costs.

Sales and Marketing Expense

Sales and marketing expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for Vimeo's sales force and marketing personnel, advertising expenditures, which include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events, software license and maintenance costs, rent expense and facilities costs.

General and Administrative Expense

General and administrative expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in executive management, finance, legal, tax, information technology and human resources, provision for credit losses, fees for professional services, rent expense, facilities costs, software license and maintenance costs, and business insurance.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments, with maturities of three months or less from the date of purchase. Vimeo monitors concentrations of credit risk with respect to cash and cash equivalents by placing such balances with higher quality financial institutions or investing such amounts in liquid, short-term, highly-rated investments or investment funds holding similar instruments. At December 31, 2024, the significant majority of our cash and cash equivalents is held domestically, and primarily consists of money market funds invested with banks with a credit rating of Aaa. Additionally, at December 31, 2024 Vimeo did not have more than $100 million invested in any single bank or money market mutual fund.

Allowance for Credit Losses

Vimeo maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be collected. We assess the collectability of the accounts by taking into consideration the aging of our trade receivables, historical experience, reasonable and supportable forecasts of future economic conditions, and management judgement. The time between the invoice and payment due dates is not significant as customer payments that are not collected in advance of the transfer of promised services or goods are generally due no later than 30 days from invoice date.

The changes in the allowance for credit losses are as follows:

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Balance at beginning of period	$ 2,728	$ 5,183
Provision for credit losses	993	777
Write-offs charged against the allowance	(2,192)	(4,366)
Recoveries collected	876	1,129
Currency translation adjustment	(1)	5
Balance at end of period	$ 2,404	$ 2,728

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation of leasehold improvements and equipment is computed using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, the lease term, if shorter. Repairs and maintenance costs are expensed as incurred. Leasehold improvements and equipment, net is as follows:

	December 31,		Estimated Useful Lives
	2024	2023	
	(In thousands)		
Leasehold improvements	$ 634	$ 761	Shorter of lease term or 10 Years
Computer and other equipment	386	550	2 to 10 Years
Total leasehold improvements and equipment	1,020	1,311	
Accumulated depreciation and amortization	(564)	(704)	
Leasehold improvements and equipment, net	$ 456	$ 607	

Tangible long-lived assets at December 31, 2024 and December 31, 2023 relate to "Leasehold improvements and equipment, net."

	December 31,	
	2024	2023
	(In thousands)	
Leasehold improvements and equipment, net:		
United States	$ 346	$ 492
All other countries	110	115
Total	$ 456	$ 607

Leases

Vimeo leases office space used in connection with its operations under various operating leases. Right-of-use assets ("ROU assets") represent Vimeo's right to use the underlying assets for the lease term and lease liabilities represent the present value of Vimeo's obligation to make payments arising from these leases. ROU assets and related lease liabilities are based on the present value of fixed lease payments over the lease term, determined using the Company's incremental borrowing rate on the lease commencement date. Vimeo combines the lease and non-lease components of lease payments in determining ROU assets and related lease liabilities. If the lease includes one or more options to extend the term of the lease, the renewal option is considered in the lease term if it is reasonably certain Vimeo will exercise the option(s). Lease expense is recognized on a straight-line basis over the term of the lease. Vimeo has elected not to record leases with an initial term of twelve months or less on the accompanying consolidated balance sheet. The Company's ROU assets and lease liabilities primarily relate to the West 34th Street sublease (as described in "Note 14—Related Party Transactions"), which includes an escalation clause.

Variable lease payments consist primarily of common area maintenance, utilities and taxes, which are not included in the recognition of ROU assets and related lease liabilities. Vimeo's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Business Combinations

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon their fair values on the acquisition date, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. Vimeo generally uses the assistance of outside valuation experts to assist in the allocation of purchase price to the identifiable intangible assets acquired. While outside valuation experts may be used, management has ultimate responsibility for the valuation methods, models and inputs used and the resulting purchase price allocation. The excess purchase price over the value of net tangible and identifiable intangible assets acquired is recorded as goodwill.

Goodwill

Vimeo assesses goodwill for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would indicate that a reporting unit's fair value is more likely than not below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either an "operating segment," or one level below, which is referred to as a "component." The level at which the impairment test is performed requires judgment as to whether there are multiple operating segments and/or components, and if so, whether their operations are similar such that they should be aggregated for purposes of the impairment test. For purposes of performing the 2024 impairment test, management has determined that there is a single operating segment and no components below that level, which results in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.

If Vimeo elects to perform a qualitative assessment and concludes it is not more likely than not that its fair value is less than its carrying value, no further assessment of goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of Vimeo is determined. If the carrying value of Vimeo exceeds its fair value, an impairment equal to the excess is recorded. No impairments to goodwill were recorded for the years ended December 31, 2024, 2023, and 2022.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of long-lived assets is based on the pattern in which the economic benefits of the asset are expected to be realized, which is generally on a straight-line basis.

Fair Value Measurements

Vimeo categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

- Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of Vimeo's Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

- Level 3: Unobservable inputs for which there is little or no market data and for which Vimeo must develop its own assumptions, based on the best information available in the circumstances, about the inputs that market participants would use in pricing the assets or liabilities.

See "Note 6—Fair Value Measurements" for additional information.

Advertising Costs

Advertising costs are expensed as incurred (when the advertisement first runs for production costs that are initially capitalized) and primarily include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which is primarily conferences and events. Advertising expense was $32.4 million, $60.4 million, and $76.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Income Taxes

Vimeo accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. Vimeo records interest and penalties, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax provision.

Vimeo evaluates and accounts for uncertain tax positions determined more-likely-than-not to be sustainable upon examination based solely on its technical merits. Vimeo considers many factors when evaluating and estimating its tax positions and unrecognized tax benefits, which may require periodic adjustment and which may not accurately anticipate actual outcomes. Although management currently believes changes to unrecognized tax benefits from period to period and differences realized upon resolution will not be material, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

Vimeo has made an accounting policy election to treat Global Intangible Low-Taxed Income taxes as a current period expense rather than including these amounts in the measurement of deferred taxes.

Earnings per Share

Vimeo common stock and Class B common stock are treated as one class of common stock for earnings per share ("EPS") purposes as both classes of common stock participate in earnings, dividends and other distributions on the same basis. Basic EPS is calculated using the two-class method since the Vimeo Restricted Shares are participating securities due to their rights as described in "Note 8—Shareholders' Equity". Diluted EPS is calculated on the most dilutive basis under either the two-class method or treasury stock method, both of which exclude equity awards that are antidilutive.

Foreign Currency

The functional currency of foreign entities is generally the local currency. Functional currency denominated (i) assets and liabilities are translated at the rates of exchange as of the balance sheet date, and (ii) revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders' equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the consolidated statement of operations as a component of "Other income, net".

Stock-Based Compensation

Vimeo measures and recognizes compensation expense for all stock-based awards based on the grant date fair value of the award. Stock-based compensation expense (net of estimated forfeitures) for all stock-based awards, including those with graded vesting, is recognized ratably over the requisite service period. Estimated forfeitures are based on an analysis of historical forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate.

The grant-date fair value of a restricted stock unit ("RSU") is determined based on the closing sale price of the Company's common stock on the date of grant. The grant date fair value of a RSU with a market condition is determined by using a Monte Carlo simulation of Vimeo's stock price over the performance period. The grant-date fair value of a stock option or stock appreciation right ("SAR") is estimated using the Black-Scholes option-pricing model. See "Note 10—Stock-Based Compensation" for additional information.

Segment Information

The Company operates as a single operating segment and single reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM allocates resources and assesses performance based upon consolidated financial information. See "Note 18—Segment Information" for additional information.

Recent Accounting Pronouncements Adopted by the Company

Vimeo adopted Accounting Standard Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, effective November 27, 2023. This guidance amends Topic 280 to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The adoption of this guidance did not have a material impact on Vimeo's consolidated financial statements. See "Note 18—Segment Information" for additional information.

In December 2023, ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* was issued, and requires disclosure of disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This guidance will impact the Company's income tax disclosures beginning with the Annual Report on Form 10-K for the year ended December 31, 2025 on a prospective basis.

Recent Accounting Pronouncements Not Yet Adopted by the Company

In November 2024, ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)* was issued, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items. This guidance will become effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, on a prospective basis. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

NOTE 3—REVENUE

Disaggregated revenue is as follows:

| | Years Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(In thousands)		
Revenue:			
Self-Serve & Add-Ons	$ 271,691	$ 285,529	$ 304,726
Vimeo Enterprise	83,191	56,499	39,271
Other	62,124	75,186	89,031
Total	$ 417,006	$ 417,214	$ 433,028

Revenue by geography is based on where the subscriber is located. The United States was the only country from which revenue constituted greater than 10% of total revenue of the Company for the years ended December 31, 2024, 2023, and 2022.

| | Years Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(In thousands)		
Revenue:			
United States	$ 226,790	$ 223,055	$ 220,742
All other countries	190,216	194,159	212,286
Total	$ 417,006	$ 417,214	$ 433,028

Deferred Revenue

The current and non-current deferred revenue balances are included in the accompanying consolidated balance sheet as follows:

| | December 31, 2024 | December 31, 2023 |
	(In thousands)	
Deferred revenue	$ 161,923	$ 168,610
Other long-term liabilities	512	1,216

During the year ended December 31, 2024, Vimeo recognized $165.8 million of revenue that was included in the deferred revenue balance as of December 31, 2023. During the year ended December 31, 2023, the Company recognized $166.0 million of revenue that was included in the deferred revenue balance as of December 31, 2022.

Costs to Obtain a Contract with a Customer

The current and non-current balances of capitalized costs to obtain a contract with a customer are included in the accompanying consolidated balance sheet as follows:

	December 31, 2024	December 31, 2023
	(In thousands)	
Prepaid expenses and other current assets	$ 5,451	$ 5,099
Other non-current assets	8,475	8,263

During the years ended December 31, 2024, 2023, and 2022, Vimeo recognized expense of $5.6 million, $6.2 million, and $6.2 million, respectively, related to the amortization of capitalized costs to obtain a contract with a customer.

NOTE 4—INCOME TAXES

U.S. and foreign earnings (losses) before income taxes are as follows:

	Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
U.S.	$ 30,330	$ 15,189	$ (90,500)
Foreign	3,386	9,722	12,835
Earnings (loss) before income taxes	$ 33,716	$ 24,911	$ (77,665)

The components of the income tax provision (benefit) are as follows:

	December 31,		
	2024	2023	2022
	(In thousands)		
Current income tax provision:			
Federal	$ 2,944	$ 294	$ 81
State	1,390	466	88
Foreign	2,088	1,402	1,351
Current income tax provision	6,422	2,162	1,520
Deferred income tax provision (benefit):			
Federal	1	167	37
State	—	—	(4)
Foreign	281	550	373
Deferred income tax provision (benefit)	282	717	406
Income tax provision	$ 6,704	$ 2,879	$ 1,926

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

	December 31,	
	2024	**2023**
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 11,429	$ 14,566
Tax credit carryforwards	6,875	13,509
Accrued bonus	4,431	3,745
Stock-based compensation	6,998	10,767
Capitalized research and development expenses	37,610	26,977
Other	3,720	4,569
Total deferred tax assets	71,063	74,133
Less: valuation allowance	(56,871)	(62,108)
Net deferred tax assets	14,192	12,025
Deferred tax liabilities:		
Prepaid expenses	(5,784)	(5,468)
Intangible assets with definite lives	(6,081)	(3,308)
Right-of-use assets	(2,390)	(3,303)
Withholding taxes	(1,323)	(1,083)
Other	(68)	(56)
Total deferred tax liabilities	(15,646)	(13,218)
Net deferred tax liability [a]	$ (1,454)	$ (1,193)

---

[a]   Net deferred tax liability was included in "Other long-term liabilities" in the accompanying consolidated balance sheet.

The composition of Vimeo's net operating losses carryforwards ("NOL") as of December 31, 2024 is as follows:

	State [b]	Foreign	Total
	(In thousands)		
Subject to expiration [a]	$ 28,576	$ —	$ 28,576
Indefinite carryforward	4,733	43,544	48,277
Total NOLs	$ 33,309	$ 43,544	$ 76,853

---

[a]   State NOLs will expire at various times between 2031 through 2043.

[b]   Certain State NOLs of $0.5 million are subject to limitations under IRC Section 382, separate return limitations, and applicable law.

At December 31, 2024, Vimeo has tax credit carryforwards of $11.2 million. Of this amount, $9.2 million relates to credits for research activities and $2.0 million relates to credits for foreign taxes. These credit carryforwards will expire between 2027 and 2044.

During 2024, Vimeo's valuation allowance decreased by $5.2 million, primarily due to net operating loss utilization, partially offset by deferred tax assets for research and development expenses. At December 31, 2024, Vimeo has a valuation allowance of $56.9 million related to deferred tax assets on temporary differences, tax credits, and tax loss carryforwards for which it is more likely than not that the tax benefit will not be realized.

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings (loss) before income taxes is shown as follows:

| | Years Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(In thousands)					
Income tax benefit at the federal statutory rate of 21%	$	7,080	$	5,231	$	(16,310)
State income taxes, net of effect of federal tax benefit		1,368		(359)		(1,559)
Global intangible low-taxed income		2,353		2,864		1,307
Section 250 deductions		(4,088)		(1,350)		—
Return to provision		(108)		2,283		(765)
Valuation allowance		(5,267)		(4,543)		12,736
Stock-based compensation		6,835		(709)		8,838
Non-deductible executive compensation		839		377		42
Tax credits		(2,740)		(2,441)		(2,631)
Uncertain tax positions		459		461		—
Deferred tax adjustments		26		1,242		(205)
Other, net		(53)		(177)		473
Income tax provision	$	6,704	$	2,879	$	1,926

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Years Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(In thousands)					
Balance at beginning of period excluding interest and penalties	$	4,582	$	2,523	$	2,519
Additions based on tax positions related to prior years		288		1,347		74
Settlements		—		—		(821)
Additions based on tax positions related to the current year		799		712		751
Balance at end of period excluding interest and penalties	$	5,669	$	4,582	$	2,523
Interest and penalties		375		66		—
Balance at end of period including interest and penalties	$	6,044	$	4,648	$	2,523

At December 31, 2024, 2023, and 2022, unrecognized tax benefits, including interest and penalties, were $6.0 million, $4.6 million, and $2.5 million, respectively. A portion of unrecognized tax benefits as of December 31, 2024 relates to tax positions included in IAC's consolidated tax return filings. If unrecognized tax benefits at December 31, 2024 are subsequently recognized, net of related deferred tax assets and interest, income tax provision would decrease by $1.0 million. Vimeo does not expect any settlements or changes to the existing unrecognized tax benefits by December 31, 2025.

Vimeo is routinely under audit by federal, state, local, and foreign authorities as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing, amount, and allocation of income and deductions among various tax jurisdictions. The Company is not currently under audit by the Internal Revenue Service. Various other jurisdictions are open to examination for tax years beginning with 2015.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS WITH DEFINITE LIVES

Goodwill and intangible assets with definite lives, net are as follows:

	December 31,	
	2024	**2023**
	(In thousands)	
Goodwill	$ 245,406	$ 245,406
Intangible assets with definite lives, net of accumulated amortization	1,239	2,629

At December 31, 2024 and 2023, intangible assets with definite lives are as follows:

	December 31, 2024			
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	**Weighted Average Useful Life (Years)**
	(In thousands)			
Developed technology	$ 29,730	$ (28,777)	$ 953	3.7
Customer relationships	17,530	(17,244)	286	3.9
Trade names	3,000	(3,000)	—	1.7
Total [a]	$ 50,260	$ (49,021)	$ 1,239	3.6

_____

[a] The remaining carrying value is expected to be amortized during the year ended December 31, 2025.

	December 31, 2023			
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	**Weighted Average Useful Life (Years)**
	(In thousands)			
Developed technology	$ 29,730	$ (27,720)	$ 2,010	3.7
Customer relationships	17,530	(16,911)	619	3.9
Trade names	3,000	(3,000)	—	1.7
Total	$ 50,260	$ (47,631)	$ 2,629	3.6

NOTE 6—FAIR VALUE MEASUREMENTS

Vimeo's financial instruments that are measured at fair value on a recurring basis are as follows:

	December 31, 2024			
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Assets:				
Money market funds	$ 287,617	$ —	$ —	$ 287,617
Time deposits	—	11,828	—	11,828
Total	$ 287,617	$ 11,828	$ —	$ 299,445

	December 31, 2023			
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Assets:				
Money market funds	$ 274,212	$ —	$ —	$ 274,212
Time deposits	—	6,098	—	6,098
Total	$ 274,212	$ 6,098	$ —	$ 280,310

Money market funds and time deposits are included in "Cash and cash equivalents" in the accompanying consolidated balance sheet.

Vimeo's non-financial assets (which consist primarily of goodwill and ROU assets) are adjusted to fair value only if an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

The changes in the Company's financial instruments that were measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows and solely related to the Company's contingent consideration arrangements, which were finalized and paid in 2023 (as described below):

	Year Ended December 31, 2023
	(In thousands)
Balance at beginning of period	$ 7,845
Total net gains:	
Included in operating income:	(396)
Settlements	(7,449)
Balance at end of period	$ —

During the year ended December 31, 2023, the Company's contingent consideration arrangements were finalized and resulted in payments of $7.4 million. In the accompanying consolidated statement of cash flows, $5.8 million was included in "Contingent consideration payment" within financing activities and $1.7 million was included in "Accounts payable and other liabilities" within operating activities. As a result of finalizing these arrangements, a net $0.4 million gain was recorded within "General and administrative expense" in the accompanying consolidated statement of operations.

NOTE 7—REVOLVING CREDIT FACILITY

Effective June 30, 2023, Vimeo.com, Inc. terminated the $100 million revolving credit facility (the "Credit Facility") set to expire February 12, 2026, under, and in accordance with the terms of, that certain credit agreement, dated as of February 12, 2021, among Vimeo.com, Inc., as borrower, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent. In connection with such termination, a letter of credit issued under the Credit Facility was cash collateralized, all other outstanding obligations were paid off in full and all liens securing the Credit Facility were released.

NOTE 8—SHAREHOLDERS' EQUITY

Description of Vimeo Common Stock and Vimeo Class B Common Stock

Except as described herein, shares of Vimeo common stock and Vimeo Class B common stock are identical.

In general, the holders of shares of Vimeo common stock vote together as a single class with the holders of shares of Vimeo Class B common stock on all matters, including the election of directors; provided, however, that the holders of shares of Vimeo common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of Vimeo directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Vimeo common stock and Vimeo Class B common stock entitles the holder to one vote per share and ten votes per share, respectively.

The holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, such dividends as may be declared by Vimeo's Board of Directors (the "Board") out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, distribution of assets or winding-up of Vimeo, the holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, all the assets available for distribution after payment of a proper amount to the holders of any series of Vimeo preferred stock, including any series that may be issued in the future.

Vimeo is authorized to issue 1,600,000,000 shares of Vimeo common stock and 400,000,000 shares of Vimeo Class B common stock.

Vimeo Restricted Shares

Vimeo Restricted Shares (held by Joseph Levin, Special Advisor to the Board and former Chairman and member of the Board) totaling 3,247,000 shares were reflected in the accompanying consolidated balance sheet within "Common Stock" at December 31, 2024 and 2023. Vesting of the Vimeo Restricted Shares is subject to Mr. Levin's continued service as Special Advisor to the Board through November 5, 2030, as well as the achievement of certain stock price targets. Vimeo Restricted Shares have a non-forfeitable dividend right in the event the Company declares a cash dividend to common shareholders and participates in all other distributions of the Company in the same manner as all other Vimeo common shareholders.

Description of Preferred Stock

The Board is authorized to provide for the issuance of shares of preferred stock, and any class or series thereof, and to assign the designations, powers, preferences and rights to each such class or series and any qualifications, limitations or restrictions. There have been no preferred stock issuances to date.

VIMEO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Repurchase Program

On February 25, 2022, the Board authorized a stock repurchase program of up to $50 million of the Company's common stock through open market or private transactions (the "Stock Repurchase Program"). Under the Stock Repurchase Program, Vimeo may repurchase shares of its common stock at any time or from time to time, without prior notice, subject to market conditions and other considerations, as determined by management. Vimeo's repurchases may be made through 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or other transactions. No date has been established for the completion of the Stock Repurchase Program. Vimeo intends to fund repurchases under the repurchase program from cash on hand, has no obligation to repurchase any shares under the Stock Repurchase Program, and may suspend or discontinue it at any time. During the year ended December 31, 2024, the Company repurchased 5.9 million shares of its common stock, on a trade date basis, at a weighted average cost of $4.50 per share, or in aggregate $26.8 million. There were no shares repurchased during the year ended December 31, 2023. The Company accounts for treasury stock under the cost method.

Subsequent to December 31, 2024 and through February 13, 2025, the Company repurchased 1.5 million shares of its common stock, on a trade date basis, at a weighted average cost of $6.55 per share, or in aggregate $9.7 million. At February 13, 2025, the Company has $13.7 million remaining under its share repurchase authorization.

NOTE 9—ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisting of foreign currency translation adjustments is as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Balance at beginning of period	$ (699)	$ (831)	$ (86)
Other comprehensive (loss) income	(481)	132	(745)
Balance at end of period	$ (1,180)	$ (699)	$ (831)

At December 31, 2024, 2023, and 2022, there was no tax benefit or provision on accumulated other comprehensive loss.

NOTE 10—STOCK-BASED COMPENSATION

2021 Stock and Annual Incentive Plan

Vimeo currently has one active equity plan, the Vimeo, Inc. 2021 Stock and Annual Incentive Plan (including an Israeli Appendix), amended and restated as of June 6, 2023 (the "2021 Plan"). The 2021 Plan authorizes the Company to deliver equity awards to its employees, officers, directors and consultants covering an aggregate of up to 20.0 million shares of the Company's common stock (in addition to previously awarded shares). At December 31, 2024, there were 12.0 million shares available for delivery under the 2021 Plan.

Equity awards provided for under the 2021 Plan include SARs, stock options, RSUs, and other stock-based awards related to shares of Vimeo common stock. The exercise price of stock options and SARs cannot be less than the market value of Vimeo common stock on the grant date. In connection with the settlement of stock-based awards, shares of Vimeo common stock may be issued either from authorized but unissued shares or from treasury stock. SARs and stock options generally vest three years from the grant date or in equal annual installments over a three or four-year period. RSUs generally vest either one year or three years from the grant date or in various installments over periods ranging from six months to three years from the grant date.

Stock-based compensation expense

Vimeo recorded stock-based compensation expense of $32.7 million, $12.0 million, and $64.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. No income tax benefit was recognized in the accompanying consolidated statement of operations for the years ended December 31, 2024, 2023, and 2022 related to equity awards because Vimeo has recorded a full valuation allowance against the related deferred tax asset. At December 31, 2024, there was $28.0 million of unrecognized compensation cost, net of estimated forfeitures, related to equity awards, which is expected to be recognized over a weighted average period of 1.9 years.

Stock appreciation rights and stock options

The weighted average grant date fair value of SARs and stock options granted during the year ended December 31, 2023 was $1.87. The key assumptions in determining the grant date fair value included the expected volatility of 52.0%, risk-free interest rate of 3.6%, expected term of 6.5 years, and dividend yield of 0%. There were no SARs or stock options granted during the years ended December 31, 2024 and 2022.

The table below summarizes information about SARs and stock options exercised:

	Years Ended December 31,					
	2024		2023		2022	
	(In thousands)					
Intrinsic value	$	2,494	$	157	$	1,427
Cash received	$	1,106	$	759	$	18

SAR and stock option activity for the year ended December 31, 2024 is as follows:

	SARs and stock options	Weighted average exercise price		Weighted average remaining contractual term in years	Aggregate intrinsic value	
	(Shares and intrinsic value in thousands)					
Outstanding at December 31, 2023	12,354	$	5.58			
Granted	—		—			
Exercised	(2,102)		5.39			
Forfeited	(17)		21.63			
Expired	(1,413)		6.44			
Outstanding at December 31, 2024	8,822		5.46	2.2		11,220
Exercisable at December 31, 2024	8,566	$	5.48	2.0	$	10,620

As of December 31, 2024, the number, weighted average exercise price, weighted average remaining contractual term, and aggregate intrinsic value of Vimeo SARs and stock options that either had vested or are expected to vest approximate the corresponding amounts for Vimeo SARs and stock options outstanding.

Restricted stock units

The table below summarizes the weighted average grant date fair value of RSUs granted, the weighted average assumptions used to determine the grant date fair value of RSUs subject to market conditions, and the intrinsic value of RSUs that vested.

	Years Ended December 31,					
	2024 [a]		**2023**		**2022**	
Weighted average grant date fair value of RSUs granted:						
Service conditions	$	4.30	$	3.67	$	8.24
Market conditions		—		5.80		7.25
Total RSUs	$	4.30	$	4.11	$	8.17
Assumptions for RSUs granted with market conditions:						
Volatility		— %		57.2 %		47.0 %
Risk free rate		— %		4.5 %		2.5 %
Dividend yield		— %		0 %		0 %
Other Information (In thousands):						
Intrinsic value of RSUs that vested	$	20,095	$	15,960	$	3,133

———————————

[a]   There were no RSUs with market conditions granted in the year ended December 31, 2024.

RSU activity for the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(Shares in thousands)	
Unvested at December 31, 2023	12,546	$ 7.95
Granted	7,431	4.30
Performance adjustment	3	4.68
Vested	(4,473)	10.54
Forfeited	(3,364)	6.12
Unvested at December 31, 2024 [a]	12,143	$ 5.26

———————————

[a]   Includes 0.3 million RSUs subject to market conditions.

Modifications

In connection with executive and Board turnover in prior years, the Company previously modified certain equity awards resulting in a net benefit to stock-based compensation expense of $16.5 million and $4.4 million in the years ended December 31, 2023 and 2022, respectively, which was primarily a result of lower stock prices on the applicable modification dates as compared to the original grant date.

NOTE 11—EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share attributable to common shareholders is as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands, except per share data)		
Basic EPS:			
Numerator:			
Net earnings (loss)	$ 27,012	$ 22,032	$ (79,591)
Less: Net earnings attributed to participating security	(525)	(475)	—
Net earnings (loss) attributable to common stock shareholders	$ 26,487	$ 21,557	$ (79,591)
Denominator: [a]			
Weighted average basic common shares outstanding	163,929	163,238	161,478
Basic earnings (loss) per share	$ 0.16	$ 0.13	$ (0.49)
Diluted EPS:			
Numerator:			
Net earnings (loss)	$ 27,012	$ 22,032	$ (79,591)
Less: Net earnings attributed to participating security	(508)	(469)	—
Net earnings (loss) attributable to common stock shareholders	$ 26,504	$ 21,563	$ (79,591)
Denominator: [a]			
Weighted average basic common shares outstanding	163,929	163,238	161,478
Dilutive securities	5,522	2,033	—
Weighted average diluted common shares outstanding	169,451	165,271	161,478
Antidilutive securities	10,393	21,461	36,030
Diluted earnings (loss) per share	$ 0.16	$ 0.13	$ (0.49)

———————————————

[a] Vimeo Restricted Shares were excluded from the computation of average basic common shares outstanding for EPS purposes because the number of shares that ultimately vest is subject to the satisfaction of certain market conditions.

NOTE 12—LEASES

ROU assets and lease liabilities on the accompanying consolidated balance sheet are as follows:

Balance Sheet Classification		December 31,	
		2024	**2023**
		(In thousands)	
Right-of-use assets	Other non-current assets	$ 11,106	$ 12,795
Current lease liabilities	Accrued expenses and other current liabilities	$ 3,330	$ 2,661
Long-term lease liabilities	Other long-term liabilities	8,514	10,775
Total lease liabilities		$ 11,844	$ 13,436

Components of lease expense are as follows:

Lease Expense	Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Fixed	$ 4,352	$ 4,449	$ 5,971
Short-term	1,154	2,131	2,273
Variable	188	238	226
Total lease expense, net	$ 5,694	$ 6,818	$ 8,470

Lease Expense Statement of Operations Classification	Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Cost of revenue	$ 538	$ 692	$ 806
Research and development expense	2,024	2,048	2,613
Sales and marketing expense	2,076	2,229	1,622
General and administrative expense	1,056	1,849	3,429
Total lease expense, net	$ 5,694	$ 6,818	$ 8,470

Maturities of lease liabilities as of December 31, 2024 are as follows:

Years Ended December 31,	(In thousands)
2025	$ 4,169
2026	4,248
2027	3,826
2028	1,318
Total[a]	13,561
Less: imputed interest	(1,717)
Total lease liabilities	$ 11,844

_____

[a]   All leases are expected to mature by December 31, 2028.

The weighted average assumptions used for lease term and discount rate are as follows:

	December 31,		
	2024	**2023**	**2022**
Remaining lease term	3.2 years	4.2 years	5.1 years
Discount rate	8.2 %	8.9 %	8.1 %

Other information related to leases is as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Right-of-use assets obtained in exchange for lease liabilities	$ 1,538	$ 262	$ 14,793
Cash paid for amounts included in the measurement of lease liabilities	$ 4,253	$ 4,324	$ 5,724

NOTE 13—COMMITMENTS AND CONTINGENCIES

Commitments

Vimeo has entered into certain off-balance sheet commitments that require the future purchase of services ("purchase obligations"). Future payments under non-cancelable purchase obligations as of December 31, 2024 principally consist of payments for various cloud computing and software development arrangements and are as follows:

	Amount of Commitment Expiration Per Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total Amounts Committed
	(In thousands)				
Purchase obligations	$ 57,892	$ 38,775	$ —	$ —	$ 96,667

Contingencies

In the ordinary course of business, Vimeo is, and from time to time may become, a party to various legal proceedings. Vimeo establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against Vimeo, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Vimeo also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations or financial condition of Vimeo. See "Note 4—Income Taxes" for additional information related to income tax contingencies.

EMI/Capitol Records Copyright Infringement Litigation

In December 2009, a group of music publishers owned by EMI Music Publishing (now owned by Sony/ATV Music Publishing, a subsidiary of Sony Entertainment) and a group of then EMI-affiliated record companies, including Capitol Records (now owned by Universal Music Group), filed two lawsuits against Vimeo and its former owner, Connected Ventures, in the U.S. District Court for the Southern District of New York. See *Capitol Records, LLC v. Vimeo, LLC*, No. 09 Civ. 10101 (S.D.N.Y.) and *EMI Blackwood Music, Inc. v. Vimeo, LLC*, No. 09 Civ. 10105 (S.D.N.Y.). In both cases, plaintiffs allege that Vimeo infringed their music copyrights (in the publishers' musical compositions and the record companies' sound recordings) by hosting and streaming videos uploaded by users (and in certain cases, former employees) featuring their musical works. Plaintiffs seek, among other things, injunctive relief and monetary damages. The initial complaints identified 199 videos as infringing (which Vimeo removed post-suit).

Prior to suit, plaintiffs did not avail themselves of their right to submit a takedown notice to Vimeo pursuant to the online safe harbor provisions of the Digital Millennium Copyright Act of 1998 ("DMCA"), which limits the liability of online service providers for copyright infringement of their users when the provider takes certain measures. Vimeo asserts that the DMCA limits its liability because it complies with the DMCA and plaintiffs failed to submit takedown notices. Plaintiffs disagree, asserting various theories as to why the DMCA may not apply to some or all of the videos-in-suit.

The district court bifurcated proceedings and required the parties to first litigate the issue of whether Vimeo satisfied the DMCA's safe harbor provisions. On September 18, 2013, the district court granted partial summary judgment to Vimeo on 144 of the 199 original videos-in-suit on the ground that Vimeo complied with the threshold requirements of the DMCA and that there was no evidence that a Vimeo employee had watched the videos in question such that Vimeo had actual or "red flag" knowledge of infringement, which would disqualify the DMCA's application. The court denied summary judgment as to 35 videos-in-suit on the ground that there was a material question of fact as to whether Vimeo had "red flag" knowledge of infringement based upon employees having watched all or part of these videos. The court further held that the DMCA did not apply to the record companies' state-law claims regarding sound recordings fixed before February 1972; a trial was necessary to determine whether Vimeo was liable for employees who uploaded approximately 20 videos; and that plaintiffs should be permitted to amend their complaints to add over 1,500 videos allegedly infringing their copyrights (which Vimeo removed after receiving plaintiffs' proposed amended complaint).

Vimeo sought and obtained the right to appeal certain issues on an interlocutory basis to the U.S. Court of Appeals for the Second Circuit. On June 16, 2016, the Second Circuit held that (1) the district court had applied the incorrect summary-judgment standard for "red flag" infringement and that evidence that an employee watched all or part of a video containing plaintiffs' music did not raise a genuine issue of fact as to whether Vimeo had "red flag" knowledge in such video; (2) the DMCA applies to state-law copyright infringement claims predicated on pre-1972 sound recordings; and (3) on an issue raised by plaintiffs in their cross-appeal, the record did not show that Vimeo was willfully blind towards infringing activity taking place on its platform. As a result of these rulings, the Second Circuit partially vacated the district court's ruling and remanded the case for further proceedings consistent with its judgment.

On March 31, 2018, the district court granted Vimeo's motion to dismiss plaintiffs' state-law unfair competition claims on the grounds that they were state-law copyright claims covered by the DMCA per the Second Circuit's judgment. On May 28, 2021, the district court granted Vimeo summary judgment as to videos for which the sole remaining basis of liability was the assertion that Vimeo had "red flag" knowledge of infringement. On August 26, 2021, the district court approved a stipulation whereby plaintiffs agreed to conditionally dismiss all remaining claims to allow a final judgment to issue. Under the stipulation, plaintiffs may refile their claims regarding the alleged employee-uploaded videos if the Second Circuit reverses the district court's other rulings in whole or in part. On November 1, 2021, the district court entered a final judgment adopting the terms of the parties' stipulation. On November 29, 2021, plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit. On January 13, 2025, the Second Circuit issued an opinion affirming the judgment.

RTI Copyright Litigation

Between 2012 and 2017, Italian broadcaster Reti Televisive Italiane s.p.a. and an affiliate thereof (collectively, "RTI") filed four lawsuits for copyright infringement against Vimeo in the Civil Court of Rome. See *Reti Televisive Italiane s.p.a. v. Vimeo, LLC*, Cause Nos. 23732/12, 62343/2015, and 59780/2017 (Rome Civil Court), and *Medusa Film v. Vimeo, Inc.*, Cause No. 74775/2017 (Rome Civil Court). In each case, RTI asserts that Vimeo infringed its copyrights by hosting and streaming user-uploaded videos that allegedly contain RTI's television or film programming, and seeks, among other things, injunctive relief and monetary damages.

On January 15, 2019, the Civil Court of Rome concluded the first case (No. 23732/12) and entered a judgment against Vimeo, awarding RTI damages of €8,500,000 plus interest and entering an injunction against Vimeo with respect to further acts of infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. On May 13, 2019, the Rome Court of Appeals stayed the judgment pending appeal. On August 10, 2022, the Rome Court of Appeals affirmed the judgment. Vimeo appealed to the Italian Supreme Court of Cassation.

On June 2, 2019, the Civil Court of Rome concluded the second case (No. 62343/2015) and entered a judgment against Vimeo, awarding RTI damages of €4,746,273 plus interest and entering an injunction against Vimeo as to further acts infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. The Rome Court of Appeals declined to stay the judgment. On October 12, 2023, the Rome Court of Appeals published its decision affirming the lower court's judgment on liability but reducing the amount of damages to €3,865,161 plus interests and costs. Vimeo has appealed to the Italian Supreme Court of Cassation and the case is currently pending (No. 856/2024).

To pursue enforcement of the judgments in the United States, RTI initially commenced a lawsuit against Vimeo in the U.S. District Court for the Southern District of New York on October 26, 2020 to enforce the June 2019 judgment. See Reti Televisive Italiane s.p.a. v. Vimeo, LLC, No. 20 Civ. 8954 (S.D.N.Y.). On December 22, 2020, Vimeo and RTI filed, and the district court entered, a stipulation and order staying the U.S. proceedings pending the final outcome of the appeals from the Italian judgment at issue. On June 1, 2023, RTI filed an action in the Supreme Court of New York, New York County to enforce the Civil Court's judgment of €8,500,000 (No. 652646/2023). The case was removed to federal court and is now pending in the Southern District of New York. See Reti Televisive Italiane S.p.A. v. Vimeo.com, Inc, No. 23 Civ. 05488 (S.D.N.Y.). On October 20, 2023, the U.S. District Court for the Southern District of New York entered an order lifting the stay of the U.S. enforcement proceedings in the first case (No. 20 Civ. 8954) and consolidating the two enforcement proceedings (No. 20 Civ. 8954 and No. 23 Civ. 05488). Vimeo has filed a Motion for Summary Judgement or, in the Alternative, to Stay the Case.

On April 7, 2023, the Civil Court of Rome published a decision finding in favor of Vimeo and dismissing the third case (No. 59780/2017) in its entirety. On October 9, 2023, RTI served Vimeo with its appeal challenging the court's decision in the third case.

On October 18, 2022, the Civil Court of Rome issued a decision in the fourth case, Medusa Film v. Vimeo, Inc. (No. 74775/2017) finding liability but rejecting RTI's damage calculation and reserving judgment as to the amount of damages. On November 30, 2022, RTI served a notice of appeal challenging the court's decision on damages.

On June 26, 2024, the parties entered into a settlement agreement to resolve the lawsuits pending in Italy and the consolidated enforcement action pending in New York. The settlement agreement included a payment to the plaintiffs, which did not have a material impact on Vimeo's financial condition, results of operations, or cash flows. Pursuant to the settlement agreement, on July 12, 2024, the parties filed a Joint Stipulation of Dismissal of the consolidated enforcement action in the Southern District of New York (No. 23 Civ. 05488), and the case is now closed. On July 18, 2024, the parties filed Joint Stipulations of Dismissal to resolve the cases pending in the Civil Court of Rome (No. 74775/2017), the Rome Court of Appeals (Nos. 6536/2022 and 5033/2023), and the Italian Supreme Court of Cassation (Nos. 26719/2022 and 856/2024). The Civil Court of Rome and the Rome Court of Appeals have dismissed the cases pending before them. The Italian Supreme Court of Cassation dismissed the first case (No. 26719/2022), and the second case (No. 856/2024) remains pending.

Sony/Universal/Warner Copyright Litigation

In March 2021, Sony Music Entertainment Italy (a subsidiary of Sony Music Entertainment Group), Warner Music Italia (a subsidiary of Warner Music Group), Universal Music Italia (a subsidiary of Universal Music Group), and Warner Music International Services (a subsidiary of Warner Music Group) filed a lawsuit against Vimeo in the Court of Milan alleging violations of Italian copyright and unfair competition laws. See *Sony Music Entertainment Italy s.p.a. et al. v. Vimeo, Inc.*, Case No. 10977/2021 (Court of Milan, Business Division). The complaint alleges that Vimeo infringed plaintiffs' copyrights by hosting and streaming user-uploaded videos that contain plaintiffs' copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief and damages to be quantified in a separate proceeding. Additionally, the complaint seeks potential penalties of €10,000 per day of delay in removing unauthorized works after receipt of a court order to do so, if applicable. On November 3, 2021, Vimeo filed its initial brief. On November 23, 2021, the parties attended the initial hearing with the Court of Milan where the court set forth a briefing schedule. The parties have exchanged briefs, and the claims hearing scheduled for October 16, 2024 has been rescheduled for October 8, 2025.

NOTE 14—RELATED PARTY TRANSACTIONS

In May 2021, Vimeo became an independent, separately traded public company through a spin-off from IAC/InterActiveCorp ("IAC") (the "Spin-off"). Following the Spin-off, IAC continues to be a related party to Vimeo due to the relationship between our directors and substantial stockholders with IAC and its subsidiaries. All related party balances between Vimeo and IAC and its subsidiaries are reflected in the accompanying consolidated balance sheet within "Accrued expenses and other current liabilities" and "Other long-term liabilities". All related party transactions between Vimeo and IAC and its subsidiaries, other than amounts related to the settlement of equity awards, are reflected in the accompanying consolidated statement of cash flows as operating activities. Amounts related to the settlement of equity awards are reflected in the accompanying consolidated statement of cash flows as financing activities.

In November 2021, Vimeo entered into a sublease agreement with a subsidiary of Angi Inc., which is also an indirect subsidiary of IAC, whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street ("West 34th Street Sublease") in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2024 and 2023, Vimeo had a current lease liability of $2.7 million and $2.3 million included in "Accrued expenses and other current liabilities," respectively, and a non-current lease liability of $8.0 million and $10.7 million included in "Other long-term liabilities," respectively, related to the West 34th Street Sublease in the accompanying consolidated balance sheet. Rent expense for the years ended December 31, 2024, 2023, and 2022 were $3.5 million, $3.5 million, and $4.6 million, respectively.

The relationship between Vimeo and IAC has been governed by a number of agreements that include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. There were no related charges for the year ended December 31, 2024. The total related charges for the years ended December 31, 2023 and 2022 were $0.8 million and $3.6 million, respectively. At December 31, 2024, Vimeo had a current payable due to IAC of $0.1 million which was included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet and was subsequently paid in January 2025. At December 31, 2023, there was no amount due to IAC.

NOTE 15—BENEFIT PLANS

Vimeo employees in the United States may elect to participate in the Vimeo Retirement Savings Plan (the "Vimeo Plan"), which is a retirement savings program in the United States that qualifies under Section 401(k) of the Internal Revenue Code. The employer match under the Vimeo Plan is 100% of the first 10% of a participant's eligible earnings, subject to IRS limits on the Company's matching contribution that a participant contributes to the Vimeo Plan. Under the Vimeo Plan, the Company's common stock is not an available investment option. Vimeo incurred costs related to matching contributions to the Vimeo Plan of $4.9 million, $5.7 million, and $6.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Vimeo also has or participates in various benefit plans, primarily defined contribution plans, for its international employees. Vimeo incurred costs related to contributions to these plans of $2.0 million, $2.0 million, and $2.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 16—FINANCIAL STATEMENT DETAILS

Cash and Cash Equivalents and Restricted Cash

The reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheet to the total amounts shown in the accompanying consolidated statement of cash flows is as follows:

	December 31, 2024 [a]	December 31, 2023 [b]	December 31, 2022 [a] [b]	December 31, 2021 [a] [b]
	(In thousands)			
Cash and cash equivalents	$ 325,276	$ 301,372	$ 274,497	$ 321,900
Restricted cash included in other current assets	217	64	337	445
Total cash and cash equivalents and restricted cash as shown on the consolidated statement of cash flows	$ 325,493	$ 301,436	$ 274,834	$ 322,345

[a] Restricted cash consisted of a deposit related to a lease.

[b] Restricted cash consisted of a deposit related to corporate credit cards.

Prepaid Expenses and Other Current Assets

	December 31,			
	2024		**2023**	
	(In thousands)			
Prepaid expenses	$	15,638	$	14,395
Other current assets		9,094		9,096
Prepaid expenses and other current assets	$	24,732	$	23,491

Accrued Expenses and Other Current Liabilities

	December 31,			
	2024		**2023**	
	(In thousands)			
Accrued employee compensation and benefits	$	33,500	$	27,519
Other accrued expenses and current liabilities[a]		22,527		26,054
Accrued expenses and other current liabilities	$	56,027	$	53,573

_____

[a] As of December 31, 2024 and 2023, includes $2.7 million and $2.3 million, respectively, related to the operating lease agreements as described in "Note 14—Related Party Transactions."

Other Income, net

The components of "Other income, net" are as follows:

	Years Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Interest income	$	14,793	$	12,640	$	3,866
Foreign exchange gains, net		240		259		1,893
Loss on the sale of an asset		—		(37)		—
Other, net		—		—		5
Other income, net	$	15,033	$	12,862	$	5,764

Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Cash received (paid) during the year for:						
Interest payments	$	—	$	(151)	$	(203)
Income tax payments		(7,293)		(1,434)		(1,336)
Income tax refunds	$	24	$	125	$	123

NOTE 17—RESTRUCTURING

During the years ended December 31, 2024, 2023, and 2022, the Company completed evaluations to sufficient levels of detail to commit to restructuring plans that resulted in reductions to its workforce of approximately 4%, 11%, and 6%, respectively. One-time termination benefits provided as part of the restructuring plans include severance, continuation of health insurance coverage and other benefits for a specified period of time, which resulted in $2.2 million, $4.9 million, and $4.2 million of restructuring costs for the years ended December 31, 2024, 2023, and 2022, respectively.

Costs related to these restructuring plans have been recognized in the accompanying consolidated statement of operations as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Restructuring costs:			
Cost of revenue	$ 88	$ 298	$ —
Research and development expense	116	2,813	2,282
Sales and marketing expense	1,104	1,078	1,133
General and administrative expense	897	699	768
Total	$ 2,205	$ 4,888	$ 4,183

At December 31, 2024, all payments under the restructuring plans have been made.

NOTE 18—SEGMENT INFORMATION

Vimeo's Chief Executive Officer ("CEO") is the CODM and allocates resources and assesses performance based upon consolidated "Net earnings (loss)" that is included in the accompanying consolidated statement of operations, primarily by monitoring actual results versus our internal budget. Accordingly, the Company operates as a single operating segment. The measure of segment assets is reflected as "Total assets" in the accompanying consolidated balance sheet. Vimeo's revenue is derived primarily from fixed SaaS subscription fees paid by customers as discussed further in "Note 2—Summary of Significant Accounting Policies."

Revenue and significant expenses regularly provided to the CEO to arrive at Segment net earnings (loss) are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Revenue	$ 417,006	$ 417,214	$ 433,028
Less:			
Hosting	51,578	49,455	55,084
Compensation and other employee-related	194,074	189,461	207,657
Advertising	32,353	60,351	76,356
Other segment items [a][b]	111,989	95,915	173,522
Segment net earnings (loss)	27,012	22,032	(79,591)
Adjusting items	—	—	—
Net earnings (loss)	$ 27,012	$ 22,032	$ (79,591)

_____

[a]   Other segment items primarily include stock-based compensation expense, credit card processing fees, software license and maintenance costs, fees for professional services, and rent expense and facility costs.

[b]   Other segment items also include "Depreciation ", "Amortization of intangibles", "Interest expense ", "Other income, net" (as detailed in in Note 16 —Financial Statement Details), and "Income tax provision", which are the same as the amounts in the accompanying consolidated statement of operations as the Company operates as a single operating segment.

VIMEO, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions	Balance at End of Period
			(In thousands)		
2024					
Allowance for credit losses	$ 2,728	$ 993 [(a)]	$ —	$ (1,317) [(b)]	$ 2,404
Deferred tax valuation allowance	62,108	(5,267) [(c)]	30 [(d)]	—	56,871
2023					
Allowance for credit losses	$ 5,183	$ 777 [(a)]	$ —	$ (3,232) [(b)]	$ 2,728
Deferred tax valuation allowance	67,544	(4,543) [(e)]	(893) [(d)]	—	62,108
2022					
Allowance for credit losses	$ 1,324	$ 7,606 [(a)]	$ —	$ (3,747) [(b)]	$ 5,183
Deferred tax valuation allowance	52,023	12,736 [(f)]	2,785 [(g)]	—	67,544

_____

[(a)] Additions to the allowance for credit losses are charged to expense.

[(b)] Write-off of reserved accounts receivable, net of recoveries.

[(c)] Amount is due primarily to tax credit and NOL utilization offset with deferred tax assets for capitalized research and development expenses.

[(d)] Amount is due primarily to currency translation adjustments on foreign NOLs.

[(e)] Amount is due primarily to federal and state NOL utilization, partially offset by deferred tax assets for capitalized research and development expenses.

[(f)] Amount is due primarily to deferred tax assets for capitalized research and development expenses, partially offset by federal and state NOL utilization.

[(g)] Amount is due primarily to the change in attributes resulting from the final Spin-off allocation.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company monitors and evaluates on an ongoing basis its disclosure controls and procedures and internal control over financial reporting in order to improve their overall effectiveness. In the course of these evaluations, the Company modifies and refines its internal processes as conditions warrant.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Vimeo's management, including its principal executive and principal financial officers, or persons performing similar functions, evaluated the effectiveness of the Company's disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting

Vimeo management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. Vimeo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, Vimeo management used the criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has determined that, as of December 31, 2024, the Company's internal control over financial reporting is effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, included herein.

Changes in Internal Control over Financial Reporting

There was no change in Vimeo's internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, Vimeo's internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

In designing and evaluating the disclosure controls and procedures, Vimeo's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vimeo, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Vimeo, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vimeo, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 19, 2025

Item 9B. Other Information

During our fiscal quarter and year ended December 31, 2024, none of Vimeo's directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) entered into, modified (as to amount, price or timing of trades) or terminated (i) contracts, instructions or written plans for the purchase or sale of our securities that are intended to satisfy the conditions specified in Rule 10b5-1(c) under the Exchange Act for an affirmative defense against liability for trading in securities on the basis of material nonpublic information or (ii) non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

The information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference to our definitive Proxy Statement to be used in connection with our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"), as set forth below in accordance with General Instruction G(3) of Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements of Vimeo

  Report of Independent Registered Public Accounting Firm: Ernst & Young LLP (PCAOB ID: 42).
  Consolidated Balance Sheet as of December 31, 2024 and 2023.
  Consolidated Statement of Operations for the Years Ended December 31, 2024, 2023 and 2022.
  Consolidated Statement of Comprehensive Operations for the Years Ended December 31, 2024, 2023 and 2022.
  Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 2024, 2023 and 2022.
  Consolidated Statement of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022.
  Notes to Consolidated Financial Statements.

(2) Consolidated Financial Statement Schedule of Vimeo

Schedule Number

II   Valuation and Qualifying Accounts.

All other financial statements and schedules not listed have been omitted since the required information is either included in the Consolidated Financial Statements or the notes thereto, is not applicable or is not required.

(3) Exhibits

Exhibit No.	Description of Document	Location
2.1*	Separation Agreement, by and between IAC/InterActiveCorp and Vimeo, Inc., dated May 24, 2021	Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
2.2*	Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 by and among Vimeo, Inc., Stream Merger Sub, Inc. and Vimeo.com, Inc.	Annex G of the Registrant's Joint Registration Statement on Form S-4 with IAC, filed on March 12, 2021
3.1	Amended and Restated Certificate of Incorporation of Vimeo, Inc.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on May 22, 2024
3.2	Amended and Restated By-laws of Vimeo, Inc.	Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
4.1	Description of Securities	Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022
10.1*	Transition Services Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021

Exhibit No.	Description of Document	Location
10.2*	Employee Matters Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.3*	Tax Matters Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.4#	Vimeo, Inc. 2021 Stock and Annual Incentive Plan, as amended and restated on June 6, 2023	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on June 8, 2023
10.5#	Vimeo, Inc. Deferred Compensation Plan for Non-Employee Directors	Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022
10.6#	Amended and Restated Restricted Stock Agreement, dated as of March 20, 2023, by and between Vimeo, Inc. and Joseph M. Levin	Exhibit 10.2 to the Registrant's Quarterly Report on Form10-Q, filed on May 4, 2023
10.7#	Offer Letter between Gillian Munson and Vimeo.com, Inc., dated as of April 2, 2022	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.8#	Offer Letter between Adam Gross and the Company, dated as of July 4, 2023	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on August 2, 2023
10.9#	Offer Letter between Philip Moyer and the Company, dated as of March 26, 2024	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on April 4, 2024
19.1	Vimeo Insider Trading Policy	Filed herewith.
21.1	List of Subsidiaries of Vimeo, Inc.	Filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.

Exhibit No.	Description of Document	Location
97.1	Policy for Recoupment of Incentive Compensation	<u>Exhibit 97.1 to the Registrant's Annual Report on Form 10-K, filed on February 22, 2024</u>
101.INS	Inline XBRL Instance	Filed herewith.
101.SCH	Inline XBRL Taxonomy Extension Schema	Filed herewith.
101.CAL	Inline XBRL Taxonomy Extension Calculation	Filed herewith.
101.DEF	Inline XBRL Taxonomy Extension Definition	Filed herewith.
101.LAB	Inline XBRL Taxonomy Extension Labels	Filed herewith.
101.PRE	Inline XBRL Taxonomy Extension Presentation	Filed herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

\#   Management contract or compensatory plan or arrangement

*   Portions of this exhibit have been omitted because such information is both: (i) not material to the Registrant and (ii) would be competitively harmful if publicly disclosed.

**   The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates them by reference.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 19, 2025   VIMEO, INC.

By: /s/ Gillian Munson
_____

Name: Gillian Munson
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gillian Munson and Jessica Tracy, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities indicated and on February 19, 2025:

Signature	Title
/s/ Philip Moyer Philip Moyer	Chief Executive Officer & Director *(Principal Executive Officer)*
/s/ Gillian Munson Gillian Munson	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*
/s/ Glenn Schiffman Glenn Schiffman	Chairman of the Board of Directors
/s/ Adam Gross Adam Gross	Director
/s/ Alesia J. Haas Alesia J. Haas	Director
/s/ Jay Herratti Jay Herratti	Director
/s/ Ida Kane Ida Kane	Director
/s/ Mo Koyfman Mo Koyfman	Director

Signature	Title
/s/ Alexander von Furstenberg	Director
Alexander von Furstenberg	